Tokyo and Eastern Honshu...
EAST JAPAN RAILWAY COMPANY

Annual Report 2005

For the year ended March 31, 2005

New Frontier Express



Profile

▸▸ JR East is **the largest** passenger railway company **in the world**, serving about **16 million passengers daily**.

▸▸ JR East alone provides nearly half of the huge volume of railway transportation in the **Tokyo metropolitan area**.

▸▸ JR East operates a **five-route Shinkansen network** between Tokyo and major cities in eastern Honshu (mainland).

▸▸ JR East's **strong and stable core transportation business** contributes 70% of operating revenues.

▸▸ JR East has **the ability to leverage passenger traffic and railway assets** to develop non-transportation businesses.

▸▷ JR East has **abundant and stable cash flow**.


JR EAST RAILWAY NETWORK AROUND TOKYO
Omiya
Ikebukuro
Takadanobaba
Shinjuku
Tokyo
Shimbashi
Shibuya
Yokohama
Shinkansen lines
Conventional lines
Tokyo
2 stations: More than 1,000,000 passengers / day
4 stations: More than 500,000 passengers / day
3 stations: More than 400,000 passengers / day
23 stations: More than 200,000 passengers / day

OPERATING AREA
(As of June 30, 2005)

Forward-Looking Statements

Statements contained in this report with respect to JR East's plans, strategies, and beliefs that are not historical facts are forward-looking statements about the future performance of JR East which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause JR East's actual results, performance or achievements to differ materially from the expectations expressed herein. These factors include, without limitation, (i) JR East's ability to successfully maintain or increase current passenger levels on railway services, (ii) JR East's ability to improve the profitability of railway and other operations, (iii) JR East's ability to expand non-transportation operations and (iv) general changes in economic conditions and laws, regulations and government policies in Japan.

INTERNATIONAL RAILWAY COMPARISONS

ANNUAL PASSENGER KILOMETERS* (Millions)


JR East
125,176
U.K.
39,700
Germany
69,848
France
54,256
Italy
45,956
U.S.
8,551

ANNUAL NUMBER OF PASSENGERS* (Millions)


JR East
5,850
U.K.
976
Germany
1,657
France
889
Italy
492
U.S.
23

* As of December 31, 2002, except for JR East and U.K. figures, which are as of March 31, 2003

TOKYO AREA COMPARISONS

ANNUAL PASSENGER KILOMETERS (Millions)
(For the year ended March 31, 2004)


JR East's Tokyo Metropolitan Area Network
76,724
Tobu
12,766
Tokyo Metro
16,346
Seibu
8,725
Toei
5,173
Odakyu
10,500
Keisei
3,461
Tokyu
9,476
Keihin
6,213
Keio
7,155
Sagami
2,620

POPULATION DENSITY (per square kilometer)
(As of October 1, 2004)


Tokyo Area
2,575
Other
256
National Average
338

Contents



Financial Highlights

East Japan Railway Company and Subsidiaries
Years ended March 31, 2003, 2004, and 2005

	Millions of Yen (except for per share data)			Percent Change	Millions of U.S. Dollars (except for per share data)
	2003	2004	**2005**	2005/2004	**2005**
For the Year					
Operating revenues	¥2,565,671	¥2,542,297	**¥2,537,481**	–0.2%	**$23,715**
Operating income	343,095	351,420	**358,535**	+2.0	**3,351**
Net income	97,986	119,866	**111,592**	–6.9	**1,043**
Depreciation	322,564	322,300	**317,957**	–1.3	**2,972**
Capital expenditures*1	307,579	313,911	**319,912**	+1.9	**2,990**
Cash flows from operating activities	433,304	387,061	**407,737**	+5.3	**3,811**
Free cash flows*2	236,882	152,470	**192,789**	+26.4	**1,802**
Amount per share of common stock (yen and U.S. dollars):					
Earnings	¥ 24,453	¥29,928	**¥ 27,868**	–6.9%	**$260**
Cash flows from operating activities	108,347	96,784	**102,026**	+5.4	**954**
At Year-End					
Total assets	¥6,853,403	¥6,781,692	**¥6,716,268**	–1.0%	**$62,769**
Long-term debt (including current portion)	1,942,983	1,940,321	**1,940,255**	–0.0	**18,133**
Long-term liabilities incurred for purchase of railway facilities*3 (including current portion)	2,174,581	2,034,203	**1,892,827**	–6.9	**17,690**
Total long-term debt (sum of two items above)	4,117,564	3,974,524	**3,833,082**	–3.6	**35,823**
Total shareholders' equity	981,856	1,100,176	**1,183,546**	+7.6	**11,061**
	Percent (except for debt-to-equity ratio)				
Financial Ratios					
Net income as a percentage of revenues	3.8%	4.7%	**4.4%**		
Return on average equity (ROE)	10.2	11.5	**9.8**		
Ratio of operating income to average assets (ROA)	4.9	5.2	**5.3**		
Equity ratio	14.3	16.2	**17.6**		
Debt-to-equity ratio*4	4.2	3.6	**3.2**		

*1 These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.
*2 Net of cash flows from operating activities and cash flows from investing activities
*3 *Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities*
*4 Ratio of total long-term debt to shareholders' equity

OPERATING REVENUES AND OPERATING INCOME


(Billions of yen)
(Billions of yen)
3,000
2,400
1,800
1,200
600
0
500
400
300
200
100
0
'01 '02 '03 '04 '05

■ Operating revenues
■ Operating income

NET INCOME


(Billions of yen)
120
90
60
30
0
'01 '02 '03 '04 '05

TOTAL LONG-TERM DEBT


(Billions of yen)
5,000
4,000
3,000
2,000
1,000
0
'01 '02 '03 '04 '05

■ Long-term liabilities incurred for purchase of railway facilities
■ Long-term debt

TOTAL ASSETS AND TOTAL SHAREHOLDERS' EQUITY


(Billions of yen)
(Billions of yen)
8,000
6,000
4,000
2,000
0
1,200
900
600
300
0
'01 '02 '03 '04 '05

□ Total assets
□ Total shareholders' equity

CASH FLOWS FROM OPERATING ACTIVITIES


(Billions of yen)
500
400
300
200
100
0
'01 '02 '03 '04 '05

Notes: 1. Yen figures have been translated into U.S. dollars at the rate of ¥107 to US$1 as of March 31, 2005, solely as a convenience to readers.
2. There were 96 consolidated subsidiaries as of March 31, 2001, 101 in 2002, 101 in 2003, 98 in 2004, and 92 in 2005.

CONSOLIDATED OPERATING REVENUES
For fiscal 2005

- ■Transportation 70%
- ■Station Space Utilization 15%
- ■Shopping Centers & Office Buildings 7%
- □Other Services 8%



CONSOLIDATED OPERATING INCOME
For fiscal 2005

- ■Transportation 74%
- ■Station Space Utilization 7%
- ■Shopping Centers & Office Buildings 14%
- □Other Services 5%



PROFILE | BUSINESS RESULTS

TRANSPORTATION



JR East's 7,526.8-kilometer rail network (excluding Tokyo Monorail) covers the eastern half of Honshu (mainland), including the Tokyo metropolitan area. JR East operates a transportation business whose mainstay is passenger transportation by railway through the use of this very profitable network. In fiscal 2005, ended March 31, 2005, transportation operating revenues were ¥1,781.8 billion ($16,652 million) and operating income was ¥265.6 billion ($2,483 million).


(Billions of yen)
(Billions of yen)
2,000
1,500
1,000
500
0
400
300
200
100
0
'01 '02 '03 '04 '05
■ Operating revenues
□ Operating income

STATION SPACE UTILIZATION


food theater

About 16 million passengers embark at JR East's stations every day. Station space utilization offers retailing and restaurant services to these customers through outlets at stations and sales inside trains. Station space utilization operating revenues were ¥369.8 billion ($3,456 million) and operating income was ¥26.4 billion ($247 million) in fiscal 2005.


(Billions of yen)
(Billions of yen)
400
300
200
100
0
40
30
20
10
0
'01 '02 '03 '04 '05
■ Operating revenues
□ Operating income

SHOPPING CENTERS & OFFICE BUILDINGS



JR East leases space to retailers and other tenants in shopping centers and office buildings developed on property already owned by JR East within or near station premises throughout its service area. Shopping centers & office buildings operating revenues were ¥182.0 billion ($1,700 million) and operating income was ¥49.8 billion ($465 million) in fiscal 2005.


(Billions of yen)
(Billions of yen)
200
150
100
50
0
60
45
30
15
0
'01 '02 '03 '04 '05
■ Operating revenues
□ Operating income

OTHER SERVICES



JR East conducts a number of other business activities, most of which are aimed at leveraging the customer base at railway station and other facilities of its core passenger railway business. Major businesses in the other services segment include advertising and publicity, hotel operations, information processing, housing development and sales, credit card business, and other services. Additional activities include construction and car rentals. In fiscal 2005, other services operating revenues were ¥204.0 billion ($1,907 million) and operating income was ¥17.5 billion ($164 million).


(Billions of yen)
(Billions of yen)
300
200
100
0
30
20
10
0
'01 '02 '03 '04 '05
■ Operating revenues
□ Operating income

Notes: 1. "Operating revenues" means operating revenues from outside customers.
2. Yen figures have been translated into U.S. dollars at the rate of ¥107 to US$1 as of March 31, 2005, solely as a convenience to readers.



MASATAKE MATSUDA
Chairman



MUTSUTAKE OTSUKA
President and CEO

During fiscal 2005, ended March 31, 2005, we sought to raise revenues by enhancing our railway network and developing non-transportation operations centered on stations. In conjunction with those efforts, we targeted sustained growth by aggressively developing new businesses. Operating revenues edged down 0.2%, to ¥2,537.5 billion ($23,715 million), due to a decline in revenues from transportation operations affected by the Niigata Chuetsu Earthquake in October 2004. However, operating income increased 2.0%, to ¥358.5 billion ($3,351 million), thanks to reductions in personnel expenses and other factors. Although we posted gain on sales of investment in securities, such as Vodafone K.K. shares, this was counteracted by the recording of impairment losses on fixed assets related to the early adoption of accounting standards for impairment of fixed assets and losses associated with damage caused by the Niigata Chuetsu Earthquake. Consequently, net income decreased 6.9%, to ¥111.6 billion ($1,043 million).

Given that the current fiscal year, ending March 31, 2006, is the first year of a new medium-term management plan, *New Frontier 2008*, this is an important period for establishing the foundations of long-term growth. Competition in the transportation market is becoming increasingly fierce due to such factors as Japan's aging society and the emergence of the Tsukuba Express, a new railway route. Against that backdrop, we will take on the challenge of realizing products and services that reflect customers' expectations and work to increase revenues. In the Tokyo metropolitan area, specific measures to enhance our transportation network will include increasing the number of *Green Cars* (first class cars) on the Utsunomiya and Takasaki lines and continuing to roll out new railcars on the Yamanote and Tokaido lines. Also, we will raise the competitiveness of Shinkansen services by raising operating speeds and expanding special train services while enhancing seating services by expanding the number of seats available for reservation. In non-transportation operations, we will hone competitiveness by promoting *Station Renaissance*, reengineering business formats, and reorganizing our corporate group. In conjunction with those initiatives, we will steadily advance new large-scale projects, such as a Tokyo Station area development plan. In addition, we plan to cultivate *Suica* operations as the third pillar of our business, alongside railway and non-transportation operations. To that end, we will take steps to enhance the lineup and convenience of *Suica* services by commencing the issuance of *View Suica Commuter Pass*, launching the *Mobile Suica* service, and affiliating more stores with our electronic money services.

Our mission is to be a vital company that fulfills our obligations to shareholders by providing high-quality, advanced services centered on station and railway operations. In that respect, the four years of *New Frontier 21* were satisfactory. Now, we will continue striving to create further value over the four years of *New Frontier 2008*.

June 2005

Masatake Matsuda, Chairman

Mutsutake Otsuka, President and CEO

New Frontier Express



Contents

An Interview with the President



MUTSUTAKE OTSUKA
President and CEO
May 2005

▹▹ OVERVIEW OF FISCAL 2005

Q. Looking back, what kind of year did JR East face in fiscal 2005, ended March 31, 2005?

A. Fiscal 2005 was the fourth year of our five-year *New Frontier 21* medium-term management plan. In light of our performance over the previous three years, from the start of the year under review I sought to bring forward the realization of *New Frontier 21*'s five numerical targets or to bring their achievement well within reach.

In the first half of the year, operations steadily progressed in line with projections. However, we struggled in the second half due to numerous natural disasters. The most damaging of those was the Niigata Chuetsu Earthquake on October 23, 2004. Also, a large number of typhoons and heavy snowfall posed challenges. Unfortunately, decreased revenue due to those disasters overshadowed steps taken during the year. Nevertheless, the measures that we rolled out in fiscal 2005 steadily produced tangible results.

Against that backdrop, JR East's revenues and earnings declined in fiscal 2005. We incurred losses totaling ¥60.3 billion including ¥14.1 billion of estimated decrease in operating revenues due to the Niigata Chuetsu Earthquake, and our decision to adopt accounting standards for impairment of fixed assets one year early resulted in the recording of impairment losses on fixed assets of ¥46.4 billion. Neither of those factors will have a residual effect on JR East's results in the current fiscal year or in subsequent years.

Despite the year's challenging operating conditions and decreases in revenues and earnings, based on our policy of steadily enhancing returns to shareholders in light of performance trends while securing retained earnings, we raised the year-end cash dividend ¥500 per share, giving an annual cash dividend of ¥6,500. Further, because the achievement of *New Frontier 21* targets has been brought within reach, in January 2005 we announced our next medium-term management plan: *New Frontier 2008*.

Q. Could you please recount the specific measures implemented by JR East in fiscal 2005?

A. In railway operations, our October 2004 revision of service schedules generated positive results. Previous schedule changes have concentrated on enhancing the Tokyo metropolitan network. Moreover, the improvement of through services and seating services characterized our revision in October 2004. For example, we substantially increased through services on the Shonan-Shinjuku line, which led to a sharp upturn in passenger numbers. Before the schedule change, 60 thousand passengers a day used the line. Since the change, 130 thousand people a day travel on the line. Moreover, a JR East survey has shown that of those 130 thousand users, roughly 25% have switched over from the services of other railway companies. Thus, rescheduling has benefited revenues appreciably.

In seating services, we increased the number of line sections offering local train services with *Green Cars* (first class cars). In catering to passengers' seating needs and generating revenues from *Green Car* charges, those services have outperformed our projections. We estimate that stepped-up through services and *Green Car* services had added ¥2.5 billion to revenues for half a year by the end of March 2005.

In non-transportation operations, our shopping centers and office buildings businesses performed extremely well, posting improved revenues and earnings. Moreover, in the station space utilization segment, the March 2005 launch at Omiya station of *Ecute Omiya*, which we created guided by a new station retailing development paradigm, testified to the large potential for marketing activities in unified spaces within station concourses. In that sense, the unveiling of *Ecute Omiya* was an epoch-making event.

Further, because the achievement of *New Frontier 21* targets has been brought within reach, in January 2005 we announced our next medium-term management plan: *New Frontier 2008.*

Also, we continued to focus efforts on developing *Suica*, which has steadily grown in popularity since its November 2001 debut. Passing the 10-million landmark in October 2004, the number of *Suica* issued continues to climb and currently stands at more than 12 million cards. In *Suica* operations, we advanced the functionality of *Suica* by aggressively expanding the usage base of *Suica* electronic money and by forging alliances with companies in other industries in fiscal 2005. To give just one example, from September 2004 it became possible to make purchases using *Suica* electronic money at certain outlets of the major convenience store chain FamilyMart. Furthermore, *Suica* electronic money will be introduced into 1,000 FamilyMart stores in the *Suica* usage area during the current fiscal year.

In tandem with efforts to spread usage outside stations, we are expanding the areas in which *Suica* electronic money can be used inside stations. For instance, customers can now shop using *Suica* electronic money at all of *Ecute Omiya*'s 68 stores and the 21 stores of the *Dila* shopping mall at Nishi-Funabashi station. Moreover, by the end of fiscal 2005, customers will be able to use *Suica* electronic money anywhere within all 36 stations within the Yamanote line. Regarding card alliances, we have begun issuing *JALCARD Suica* based on a tie-up with Japan Airlines Corporation. Also, JR East has concluded alliance agreements with several banks and is proceeding with preparations. Such developments over the past year gave me a real sense of *Suica*'s future as JR East's third operational pillar.

▸▸ NIIGATA CHUETSU EARTHQUAKE

Q. Although the effects of the Niigata Chuetsu Earthquake have been accounted for in fiscal 2005 financial settlements, please give an overview of how the Niigata Chuetsu Earthquake affected JR East.

A. A massive earthquake struck the Niigata Chuetsu region at 17:56 on Saturday, October 23, 2004. At its strongest, the Niigata Chuetsu Earthquake had a seismic intensity of 7 on the Japanese scale of 0-7, registering a high of 2,515 gal, which is a unit of acceleration for measuring the momentary shock experienced by people and buildings. The Great Hanshin-Awaji Earthquake of January 1995 also had a seismic intensity of 7 at its strongest, but its maximum acceleration was 818 gal. Further, while the Great Hanshin-Awaji Earthquake hit early in the morning, before people had begun their day, the Niigata Chuetsu Earthquake occurred around 6 p.m., a time of day when people were still going about their daily lives.

At the time of the earthquake, seven Shinkansen and numerous conventional line services were operating in and around the area of the epicenter. Of those, the *Toki* No. 325 Shinkansen was running directly over the epicenter and derailed. Traveling at 200km/h, the Shinkansen took the full brunt of the intensity-7 earthquake, resulting in the first derailment of a Shinkansen since services began in 1964. Thankfully, no one was injured. The earthquake damaged not only trains and railway facilities but also JR East's hydroelectric power plants, which supplied approximately one-quarter of the electricity that we use. Those plants are still not fully operational.

The earthquake therefore dealt a very large blow to our operations. We incurred losses of approximately ¥60 billion due to the earthquake. Figuring in related capital expenditures, those amounts were roughly ¥68 billion. However, because we recorded the impact on profits and losses in the settlement of accounts for fiscal 2005, there will not be a residual effect on JR East's results in the current fiscal year or in subsequent years.

Although the damages it caused were large, the earthquake was a very valuable experience. Based on the lessons of the Great Hanshin-Awaji Earthquake, we had reinforced the earthquake resistance of structures to maintain their integrity in the event of an earthquake of a comparable intensity. At the same time, we constructed a system for the early detection of earthquakes that halts trains as quickly as possible when an earthquake occurs.

This latest earthquake clearly showed the benefits of those two initiatives. Our measures to reinforce structures against earthquakes proved particularly effective. In response to advice from our in-house technical team indicating that the area posed a threat because of a local fault line, we had strengthened the earthquake resistance



I would like to talk now about my impressions of the recovery effort. It brought home to me anew the quality, sense of duty, loyalty, and professionalism of our employees.

of approximately 10 kilometers of the track segment on which the derailment occurred. As a result, structures were largely unaffected by the earthquake. Furthermore, the seven Shinkansen trains running near the epicenter were able to halt immediately. We were able to confirm the effectiveness of the earthquake countermeasures that we had taken.

I will not deny that it may have been "sheer good luck" or a "miracle" that no one was injured as a result of the derailment. However, the earthquake clearly demonstrated the validity and importance of preemptive measures that JR East had taken. There are no absolutes when it comes to safety, but efforts to minimize damage in the unlikely event of a disaster are important. Therefore, JR East will continue implementing the necessary measures aimed at achieving "ultimate safety" in its railway operations.

Q. How did you initially react to the earthquake, and what were your impressions of the subsequent restoration effort?

A. When the earthquake hit, I was in London as part of an overseas IR road show. It was the same date as Japan, October 23, but it was around 10 a.m. local time.

As soon as I heard the news, I returned to Japan. I took the first available flight, arrived in Japan in the morning of the following day, and went directly to Head Office, arriving here at about half past ten. Looking back on it now, I was in Head Office directing recovery efforts 17 hours after the earthquake struck.

The day after the earthquake, we gathered information and held meetings to formulate measures. However, because I did not know what the situation was on the ground, I visited the area by helicopter the next morning, on October 25. While taking a close look at the area, I sought to encourage our employees engaged in the restoration work.

Meanwhile, we had to maintain normal, safe train operations in the Tokyo metropolitan area and other areas. While attending to that imperative, I joined employees in the effort to restore services as early as possible.

I would like to talk now about my impressions of the recovery effort. It brought home to me anew the quality, sense of duty, loyalty, and professionalism of our employees. On many previous occasions, they had impressed me in this way, but the extreme conditions of an earthquake disaster left me with a profound sense of their commitment.

The crew members onboard trains affected by the earthquake rapidly took appropriate measures, from emergency stop procedures through to dealing with passengers. It would not be an exaggeration to say that their response was flawless. As a result, there was almost no panic among passengers. Thanks to a great number of JR East's partner companies' employees and our employees who worked in shifts day and night to restore damaged railway lines, we were able to resume services on Shinkansen and conventional lines by the end of the year. That momentous achievement was made possible by the high quality of each employee and their outstanding abilities and sense of responsibility as professionals; in other words, it was made possible by sound human resources. Going forward, I aim to manage JR East by implementing initiatives to further leverage those personnel capabilities. The earthquake also reaffirmed to us the importance of regular drills and education that enable employees to work as an integrated group and enhance the effectiveness of our organizational responses to emergencies. Accordingly, we intend to upgrade our training programs which bring out personnel capabilities further. Moreover, such educational efforts make an extremely valuable contribution to risk management. In those respects, my aim is to make JR East fundamentally sound and robust.

▷▷ *NEW FRONTIER 2008*

Q. Could you please explain the thinking behind the *New Frontier 2008* medium-term management plan, which began in April 2005?

A. *New Frontier 2008* is the first management plan that JR East has prepared as an entirely private-sector company.

As soon as it was established in April 1987, JR East sought to become a private company. Following amendment

Through the realization of those goals, our aim is to build an unshakeable management platform for sustainable growth in the medium-to-long term by the end of fiscal 2009.

of the JR Law in December 2001, the Japanese national government sold all of its remaining shares of JR East in a third public sale in June 2002, and we achieved our long-awaited goal of becoming a private-sector company. Soon after becoming president, I prepared our previous management plan, *New Frontier 21*, and launched it in fiscal 2002. The main aim of that plan was to realize full privatization; when I prepared the plan, there was no definite schedule for full privatization. Against the backdrop of an increasing emphasis on consolidated accounting among Japanese corporations, *New Frontier 21* was strongly focused on group management. Although that plan enabled us to aggressively develop group management, there was the risk that, because our performance was comparatively favorable, continuing the same targets would have made it difficult to maintain impetus.

Accordingly, I decided that we needed a new, greater sense of urgency. Establishing ambitious targets and paving the way to the next era were pressing issues. With those ends in mind, we established *New Frontier 2008*, initiating it in April 2005. We aim to meet customer expectations, the management philosophy underpinning *New Frontier 2008*. We have chosen this as a starting point because we realized that fulfilling customers' expectations is not necessarily an easy task. There are a variety of obstacles to realizing customers' expectations. However, we must clear those hurdles and take on the challenge of realizing a range of possibilities.

Further, I have given the plan a clear framework that comprises *3 Reforms, 6 Challenges,* and *3 Benchmarks*. Through the realization of those goals, our aim is to build an unshakeable management platform for sustainable growth in the medium-to-long term by the end of fiscal 2009.

Of *New Frontier 2008*'s *3 Benchmarks*, the first is the achievement of total consolidated cash flows from operating activities of ¥2,000 billion over four years. The central plank of the plan's financial strategy is a new approach to the use of those cash flows. *New Frontier 21* gave first priority to debt reduction, and this remains a management issue of paramount importance in *New Frontier 2008*. The distinctive characteristic of *New Frontier 2008* is that while reducing debt JR East will also use cash flows to undertake active capital expenditures. JR East intends to step up capital expenditures on implementing safety measures and undertaking major projects that increase the company's vitality.

At the same time, we aim to increase returns to shareholders. Our dividend policy has been to conduct stable dividend payments while maintaining adequate retained earnings. During the term of *New Frontier 2008*, I believe that we have reached a point where we can increase returns to shareholders even while reducing debt and implementing investment for growth. Accordingly, in light of dividend payout ratios, I want to steadily increase dividend payments.

In line with our dividend policy of seeking stable dividend payments while considering dividend payout ratios, we plan to raise the cash dividend for fiscal 2006 from ¥6,500 per share to ¥7,000. Guided by *New Frontier 2008*, we will improve our performance and use cash flows to reduce debt, to provide returns to shareholders, and to advance forward-looking capital expenditures.

Q. How will JR East develop its business under *New Frontier 2008*?

A. The overriding aim of *New Frontier 2008* is to lay solid management foundations in the coming four years. At the same time, the plan looks beyond 2009 and calls for the pursuit of major projects that will come to fruition between 2010 and 2015. For example, we are undertaking various long-term initiatives to upgrade mainstay railway operations. After the conclusion of *New Frontier 2008*'s term, we plan to complete the construction of a route that will join the Ueno-Tokyo segment of the Tohoku line, the Takasaki line, and the Joban line with the Tokaido line in fiscal 2010. The new route, which we call the Tohoku through line, will significantly enhance the convenience of our Tokyo metropolitan network via a different route from the Shonan-Shinjuku line. Further, by fiscal 2016 we plan to free up an extensive area of land in the Shinagawa district of central Tokyo through the reorganization of lines at our rail yard.

SAFETY-RELATED INVESTMENT (nonconsolidated)


(Billions of yen)
300
240
180
120
60
0 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06
(Target)
: Other Investment
Safety-Related Investment

In non-transportation operations, plans call for the development of space within the concourses of Shinagawa station and Tachikawa station using *Ecute Omiya*'s new format as a template. In the Tokyo station district, we will complete a series of office buildings that are set to become a solid source of earnings. Those projects include the 170-meter *JR East Tokyo Station Nihombashi Exit Building* (provisional name) and twin 200-meter towers on the station's Yaesu side.

Further, over the next four years, JR East will develop *Suica* operations into the third pillar of its business after transportation and non-transportation operations. To take an example, we plan to accelerate the development of *Suica* electronic money through such initiatives as increasing the number of affiliated stores. At present, *Suica* electronic money accounts for approximately 100 thousand transactions a day. By fiscal 2009, we aim to grow that to 4 million transactions. During fiscal 2007, we will dramatically increase the convenience of *Suica* by beginning joint usage with other railway companies in the Kanto region and bus companies. Also, January 2006 will see the practical application of *Mobile Suica,* which integrates *Suica* and cell phones. By adding communications and display functions of cell phones to *Suica* and through integration with the Internet, *Mobile Suica* will increase the possibilities of *Suica,* realizing such initiatives as the launch of digital Shinkansen tickets scheduled for 2007.

Q. How would you sum up *New Frontier 21*?

A. Although there are minor issues that remain to be addressed, I think *New Frontier 21* largely fulfilled the goals that I envisaged. However, I would like to make it clear that the principles of *New Frontier 21* have not become invalid. Rather, their effectiveness has enabled us to move on to *New Frontier 2008* a year ahead of schedule.

>> SAFETY MEASURES

Q. What is JR East's safety philosophy?

A. Safety has been JR East's top priority since the company's incorporation. And, there will be absolutely no change in that mind-set.

In April 2005, the derailment of another railway company's rapid-service train at Amagasaki resulted in a catastrophe in which 107 precious lives were lost and more than 500 people were injured. I offer my sincere condolences and hope that the injured make a full and fast recovery.

In light of the lessons of that accident, JR East exhaustively reviewed its adherence to speed limits for trains, adherence to standards for the maintenance of railcars and structures, and supervision of crew members' health. Further, all of our directors visited worksites and exchanged opinions with employees to ascertain if there were any potentially dangerous aspects of our operations that we had overlooked. We categorically must not pass over the accidents of other companies as somehow having nothing to do with us. Ensuring the soundness of safety measures is an unending task. Therefore, aiming for "ultimate safety," we will do our utmost based on accumulated, day-to-day diligence.

Because they often span several years, our safety measures are based on medium-term plans. We are currently in the middle of implementing our fourth five-year plan since JR East was established, *Safety Plan 2008*, which ends in March 2009. Annually, our safety-related capital expenditures have been between ¥80 billion and ¥100 billion. As of fiscal 2005, JR East had spent a cumulative total of approximately ¥1.6 trillion on safety measures since its establishment. And, those investments have produced concrete results. Comparing the year of JR East's establishment, in fiscal 1988, with fiscal 2005, the number of operational railway accidents is about two-thirds lower, including a 75% reduction in accidents at level crossings.

On the other hand, we have not yet reduced accidents to zero. JR East operates more than 12,000 trains daily, and there is always the possibility that something will go wrong. Completely establishing

Fiscal 2006 is also very important as a year in which we must pave the way to the next era. I want to fully capitalize on the energy and confidence that we have gained by overcoming the previous year's adversity.



absolute safety is very difficult. But, at the very least I want to make major accidents that cause significant damage a thing of the past. Based on the *Safety Plan 2008,* we are taking steps to eliminate fatal accidents involving passengers or employees.

▸▸ CORPORATE GOVERNANCE

Q. Please outline the measures that JR East is taking to enhance corporate governance and to speed up decision making.

A. JR East employs an auditor system of governance comprising directors and auditors.

Companies have the choice of several types of governance system, including committee system forms of governance or systems that incorporate committees responsible for significant assets. In my view, companies should select systems based on a range of considerations, such as their industry type or business format. JR East's mainstay railway operations have certain distinctive features. Returns on investments are extremely long term. Extensive experience is needed to ensure safety—our first priority. Given those characteristics, medium-to-long-term thinking is important. Accordingly, I think that the auditor system of governance is best suited to JR East. At the same time, in my opinion governance is nothing more than a means to an end. Of most importance are the results that a particular system produces.

All governance systems have their demerits, and JR East is doing its utmost to compensate for the failings of its system. The auditor system's deficiencies are said to be slow decision making and the consolidation of, or a lack of clear separation between, operational implementation and the Board of Directors. In response, JR East has reformed its board to encourage free, lively debate and to speed up decision making. At its largest, the Board of Directors comprised 36 directors; at present, it has 23 directors.

Although, we plan to increase the number of directors to 24 in order to appoint a director responsible for a newly established IT operations headquarters in the June 2005 shareholders' annual meeting, there is no change in our commitment to vitalizing debate and accelerating decision making through the reduction of the number of directors.

Also, I believe that outside directors can play an important role. However, I am doubtful of the value of accepting outside directors without clarifying the functions that are expected of them. Obviously, the oversight of directors is one significant role outside directors should fulfill. Over and above that function, what matters is the type of opinions that outside directors convey. JR East has appointed two outside directors who have served as president and chairman in companies outside the railway transportation industry. Those directors offer the Board valuable opinions from the viewpoints of experienced senior executives.

Four of JR East's five corporate auditors are outside corporate auditors, including one legal and one accounting expert. Frequent input from auditors is one of the features of JR East's Board of Directors. Auditors often provide informative opinions and bring issues to the board's attention, which are reflected in management. Although such systems ensure adequate supervision and oversight of JR East's management, we intend to continue efforts to enhance corporate governance.

▸▸ GOALS

Q. Lastly, how is JR East approaching the current fiscal year?

A. Fiscal 2006 is the launch year of *New Frontier 2008,* so we have to sprint forward to establish enough momentum to carry us through the next four years. For that reason, the current fiscal year is crucial—a point that I repeatedly impress upon all employees. By building on that impetus, I think that we could very well reach record net income in fiscal 2006.

Fiscal 2006 is also very important as a year in which we must pave the way to the next era. Although fiscal 2005 was a difficult year, it furnished us with valuable experiences. Therefore, I want to fully capitalize on the energy and confidence that we have gained by overcoming the previous year's adversity. I am fully confident that we will meet the expectations of our shareholders.

In closing, I ask all of our stakeholders for their continued support and understanding.

New Frontier 21—Review

▶▶ AT A GLANCE

JR East marked the opening of the 21st century by announcing the *New Frontier 21* medium-term management plan in November 2000. Launched at a historic juncture, *New Frontier 21's* primary goals were to enhance consolidated results and heighten the overall value of the JR East group.

Also, to replace the parent company's management tenets and to reinforce group solidarity, overall group principles that incorporated the vision of becoming a *Trusted Lifestyle Service Creating Group* were inaugurated. Guided by that vision, *New Frontier 21* set out specific business strategies reflecting the group's common policies and targets. By consolidating group management, those *New Frontier 21*-inspired strategies have enhanced the quality of JR East's managerial activities.

▶▶ ACHIEVEMENTS IN FOUR YEARS

New Frontier 21 laid down numerical targets for the five-year period through fiscal 2006. However, a concerted group effort rapidly advanced the plan's measures. As a result, the torch was passed to the next plan one year ahead of schedule because JR East had either met the targets in four years or was well within sight of reaching them in the fifth year.

Also, when *New Frontier 21* was initiated, the Japanese government's ongoing ownership of 500 thousand shares of JR East's common stock was a pressing issue. In June 2002, JR East achieved the ultimate goal of the restructuring of the Japanese National Railways (JNR) by becoming fully privatized following the sale of those shares to the public.

Thus, against that backdrop and having decided that *New Frontier 21* had achieved most of its initial objectives, JR East launched a new medium-term management plan as an entirely private-sector company.

▶▶ LASTING LEGACY

Seeking to avoid complacency and to further inspire the entire group, JR East stressed in the preamble of its latest medium-term

New Frontier 2008—Overview

▶▶ MISSION

JR East unveiled its latest medium-term management plan, *New Frontier 2008*—New Creation and Evolution, on January 24, 2005.

Aiming to guide JR East toward sustained, long-term growth, the plan sets out targets for the four-year period through March 2009 while staying true to the *New Frontier 21* vision of becoming a *Trusted Lifestyle Service Creating Group*. JR East is dedicated to creating new customer value and growing its business substantially over the long term through the provision of higher-quality products and services.

▶▶ BACKGROUND

Business conditions in Japan are expected to become tougher. Japan's working-age population has already begun to shrink. In addition, from 2006 the overall population will begin to fall. Meanwhile, the transportation market will likely see the emergence of new railway lines in the Tokyo metropolitan area and stepped-up flight services.

On the other hand, a wide spectrum of business chances is opening up. In seizing those opportunities, JR East is creating platforms to launch and grow new business domains. For example, JR East is adding value to the Tokyo metropolitan railway network, accelerating Shinkansen services, diversifying *Suica* usage, pursuing *Station Renaissance*, and revitalizing station environs. JR East must heighten service quality to remain customers' first choice. Therefore, continuing to offer services that earn customer endorsement will be the ultimate driver of JR East's growth and development.

▶▶ FRAMEWORK

- *New Frontier 2008's* Basic Management Policy outlines the reforms on which JR East will focus its efforts, while the plan's Key Management Issues and Concrete Management Targets list the challenges and benchmarks that JR East will have to clear to realize those reforms. Reflecting the number of items in each section of the plan, JR East summarizes the framework as: 3 Reforms, 6 Challenges, and 3 Benchmarks.

Basic Management Policy—3 Reforms

1. Mind-Set Reform: Offering Services That Reflect the Customer's Standpoint

Meet customer expectations*

(* The management philosophy underpinning *New Frontier 2008*)

2. Business Reform: Building a Robust Group

Enhance the competitiveness and collective strength of the corporate group based on self-reliant management

3. Management Reform: Fulfilling Social Responsibility and Achieving Sustainable Growth

Sustain growth by improving the quality of life

Key Management Issues—6 Challenges (see pages 14 to 17 for details)

1. Upgrade safety and reliability

NEW FRONTIER 21—NUMERICAL TARGETS AND PROGRESS

FREE CASH FLOWS*[1]


(Billions of yen)
400
300
200
100
0
FY'01 '02 '03 '04 '05 '06
(Target)

RETURN ON AVERAGE EQUITY (ROE)


(%)
15
10
5
0
FY'01 '02 '03 '04 '05 '06
(Target)

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA)


(%)
6
5
4
0
FY'01 '02 '03 '04 '05 '06
(Target)

NONCONSOLIDATED TOTAL LONG-TERM DEBT*[2]


(Billions of yen)
5,000
4,500
4,000
3,500
3,000
¥750.0
Billion Reduction
0
FY'01 '02 '03 '04 '05 '06
(Target)

NUMBER OF EMPLOYEES OF PARENT COMPANY*[3]


(Thousands)
80
75
70
65
10,000
Employees Reduction
0
FY'01 '02 '03 '04 '05 '06
(Target)

*1 The original target was free cash flows of ¥180.0 billion. In November 2001, that target was upwardly revised to ¥200.0 billion.
*2 The original target was a cumulative reduction of ¥500.0 billion over five years. In November 2001, that target was upwardly revised to ¥750.0 billion.
*3 For employee numbers only, the base point is April 1, 2001.

management plan, *New Frontier 2008*, that its predecessor represented nothing more than one link in an evolutionary chain.

Nevertheless, in addition to identifying further issues and setting out fresh targets, *New Frontier 2008* calls for redoubled efforts to realize goals inherited from *New Frontier 21*. Thus, *New Frontier 2008* emphasizes the ongoing pursuit of the JR East group's vision of becoming a *Trusted Lifestyle Service Creating Group*. Further, the plan reiterates the goal of growing the whole group by having each group company pursue its mission in adherence with the policies of Self-Reliance and Alliance and Selection and Concentration.

2. Reinvent stations
3. Enhance convenience and comfort of railway operations
4. Grow non-transportation operations further
5. Enhance lifestyles through *Suica*
6. Focus on R&D

Concrete Management Targets—3 Benchmarks

1. Generate total consolidated cash flows from operating activities of ¥2,000 billion over four years

To sustain growth, JR East will actively seek further cash flows from operating activities, which it will simultaneously channel into three areas:

1) Further reduction of total long-term debt to reinforce the management platform,
2) Aggressive capital expenditure to create major business successes, and
3) Enhancement of returns to shareholders.

2. Lower ratio of total long-term debt to shareholders' equity to approximately two times

To further solidify its management platform, JR East aims to reduce total long-term debt steadily to approximately twice shareholders' equity.

3. Realize 6% ROA

JR East will fully leverage its assets to drive further growth. Having already cleared 5%, JR East aims to push up consolidated ROA to 6% by March 2009.

CASH FLOWS FROM OPERATING ACTIVITIES


(Billions of yen)
2,000
1,800
600
400
200
0
FY'01 '02 '03 '04 '05 '06 '07 '08 '09 '06-'09
(Target)

DEBT-TO-EQUITY RATIO


(Times)
6
5
4
3
2
1
0
FY '01 '02 '03 '04 '05 '09
(Target)

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA)


(%)
7
6
5
4
0
FY '01 '02 '03 '04 '05 '06 '09
(Target of NF21)
(Target)

CREATING NEW CUSTOMER VALUE

*JR East's overriding goal is to create **new customer value** by addressing the 6 Challenges set forth in the **Key Management Issues** section of New Frontier 2008.*


A.
B.

A. Earthquake countermeasures
B. *Green Car Suica System*

▸▸ UPGRADE SAFETY AND RELIABILITY

OPERATIONAL RAILWAY ACCIDENTS*

Years ended March 31


Number of Accidents
Accidents per 1 Million Operating Kilometers
■ Number of Accidents
— Accidents per 1 Million Operating Kilometers
400
300
200
100
0
2.0
1.5
1.0
0.5
0.0
'88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05

* Train derailments and fatal accidents and injuries at such locations as level crossings and platforms.

Safety

JR East initiated the *Safety Plan 2008* five-year plan in March 2004. Based on that plan, JR East and its partner companies are implementing concerted measures for the priority provision of safety equipment to prevent major accidents and for the reconstruction of safety management to enable precise responses to changes in a range of environments.

More Reliable Transportation

- JR East will enhance the dependability of ground equipment and railcars to preempt the causes of transportation disruptions.
- JR East will expedite service resumption and improve passenger announcements when transportation disruptions occur.
- JR East will reinforce the disaster resistance of facilities and equipment.

Countermeasures for Major Earthquakes

In light of the lessons learned from the Niigata Chuetsu Earthquake, JR East is stepping up disaster countermeasures through such initiatives as bringing forward the completion dates of current engineering projects for the reinforcement of elevated railway tracks.

▸▸ ENHANCE CONVENIENCE AND COMFORT OF RAILWAY OPERATIONS



Image of Tohoku through line

Shinkansen Network

- JR East will maximize the advantages of its Shinkansen network compared with competing modes of transportation by raising service speeds and transportation capacity.

Tokyo Metropolitan Area Network

- JR East will expand mutual through services with other railway companies to enable passengers to reach their destination stations without transferring.
- JR East will advance preparations for through services linking the Tokaido line with the Tohoku, Takasaki, and Joban lines (Tohoku through line), targeting completion in fiscal 2010 (see page 35 for details).
- JR East will add value to services on conventional lines by increasing limited express services and addressing passengers' seating needs through the introduction of *Green Cars* (first class cars).

Intercity and Regional Network

- JR East will continue offering transportation services that reflect regional conditions.
- JR East will work toward the practical application of the hybrid *NE train* (New Energy train), which has a drive system that places less burden on the environment.

CREATING NEW CUSTOMER VALUE
*JR East's overriding goal is to create **new customer value** by addressing the 6 Challenges set forth in the **Key Management Issues** section of New Frontier 2008.*


food theater
NEWDAYS

▸▸ REINVENT STATIONS

JR East will make stations—its largest management resource—even more convenient and attractive.



Image of a new-type sales counter

Greater Functionality

In addition to bolstering the functions of stations as communication hubs, JR East will strengthen their functions as service bases catering to customers' diverse needs.

More User-Friendly

Focusing on terminal stations, JR East will transform concourses near ticket gates to create one-stop information services zones. Moreover, JR East will upgrade announcement displays and increase the number of Service Managers deployed to actively offer customers assistance. JR East's goal is to simultaneously raise the quality and efficiency of services by dovetailing highly ergonomic vending machines and painstaking one-on-one services.

Higher Earning Power

JR East wants to exploit the potential of its stations to the full by heightening their appeal and earning power. To that end, JR East will continue pursuing its *Station Renaissance* initiative (see page 38 for details) and honing the competitiveness of its retailing and food services operations on station premises. Further, JR East will introduce influential commercial tenants into stations from outside the group.

▸▸ GROW NON-TRANSPORTATION OPERATIONS FURTHER

JR East's basic strategy is to keep forging ahead with the development of businesses that optimally utilize the group's management resources and create significant synergies with railway operations. Guided by that strategy, JR East will prevail in competitive markets by redoubling its efforts to reorganize and consolidate respective business categories and formats and by leveraging tie-ups and mergers with companies outside the group.



Image of the high-rise building on the Nihombashi side of Tokyo station

Office Buildings Operations

JR East intends to advance the development of major office buildings that take advantage of highly convenient locations with direct station access and boast cutting-edge functionality. JR East is targeting the growth of those operations into the non-transportation segment's mainstay by freeing up large sites for development.

Hotel Operations

JR East will offer high-value-added products based on alliances with JR East's travel agency business and group companies. At the same time, JR East plans to accelerate the development of its hotel chain by aggressively opening new hotels, primarily concentrating on the *HOTEL METS* chain (see page 43 for details).

Development of Tokyo Station District

March 2007 will see the unveiling of a high-rise building on the north, Nihombashi side of Tokyo station, followed in August of the same year by the opening of one of the twin towers on the station's east, Yaesu side (see page 41 for details).

By steadily paving the way for further growth of its office buildings operations, JR East will put into effect plans for the development of large-scale sites at such locations as Shinjuku station's south exit, Shibuya station, and Shinagawa rail yard.

CREATING NEW CUSTOMER VALUE

JR East's overriding goal is to create ***new customer value*** *by addressing the 6 Challenges set forth in the* ***Key Management Issues*** *section of New Frontier 2008.*



A. *Suica Commuter Pass*
B. *View Suica* card
C. *JALCARD Suica*
D. Image of *View Suica Commuter Pass*

▸▸ ENHANCE LIFESTYLES THROUGH SUICA

Suica is not only altering the nature of JR East's long-standing services, it has almost limitless potential as a vehicle for new lifestyle services. Therefore, JR East will single-mindedly develop Suica's suite of functions and services to earn Suica endorsement not only as a railway ticket but as a must-have tool for everyday life. JR East is confident that those efforts will grow Suica operations into a mainstay business and establish Suica's unshakeable position as the leading IC card.

NUMBER OF *SUICA* CARDS ISSUED


(Thousands)
15,000
View Suica card
Suica IO card
Suica Commuter Pass
12,000
9,000
6,000
3,000
0
'01
'02
'03
'04
'05
11/18 12/31 3/31 9/30 3/31 9/30 3/31 9/30 3/31 5/31

Suica Milestones

In November 2001, JR East launched *Suica* (Super Urban Intelligent CArd)—a contactless IC card that incorporates the commuter pass or stored-fare railway ticket functions previously performed by magnetic cards.

Debuting in Tokyo and its suburbs, *Suica* initially could only be used as a commuter pass or a stored-fare railway ticket. By marrying *Suica* with its *View Card* credit card, JR East issued the *View Suica* card in July 2003. Further, JR East added an electronic money function to *Suica* in March 2004 and initiated mutual use with West Japan Railway Company's ICOCA® IC card in August 2004. And, the story of *Suica*'s evolution is far from over.

As of the end of May 2005, 12.6 million *Suica* had been issued. Also, the card is usable at 861 stations, including those of companies with which JR East has mutual-use tie-ups. Stores participating in the *Suica* electronic money system are multiplying not only in station premises and buildings but also in downtown areas; approximately 1,000 stores now accept payment by *Suica*.

Expansion of Mutual Use and *View Suica Commuter Pass*

By offering the amenity of being able to travel anywhere using a single *Suica* card, the commencement of mutual use with approximately 50 transportation companies in the Tokyo metropolitan area from fiscal 2007 is sure to buoy the number of *Suica* holders.

Further, plans call for the January 2006 issuance of *View Suica Commuter Pass*, which will be usable as a commuter pass, a stored-fare railway ticket, or a credit card.



Mobile Suica

Mobile Suica

January 2006 will also witness the much-awaited launch of *Mobile Suica*, which will enable users to pass through automatic ticket gates by holding their cell phones near gate sensors, as is done with *Suica* cards. Also, *Mobile Suica* will, of course, include an electronic money function. Integration with cell phones' communications and display functions will bring *Suica*'s functions and services into a new paradigm.



A scene of *Suica* electronic money in use

Popularization of *Suica* Electronic Money

Suica was used for 100 thousand electronic money transactions a day as of May 2005. JR East aims to drive daily transactions up to 2 million in the near-term and to 4 million by fiscal 2009.

With no intention of slackening the pace, JR East will continue determined efforts to decisively expand usage of *Suica* as electronic money. For example, the major convenience store operator FamilyMart Co., Ltd., plans to introduce *Suica* electronic money at its approximately 1,000 stores in the *Suica* usage area in fiscal 2006. JR East will also encourage more people to use *Suica*'s electronic money function by targeting tie-ups with companies outside the group through such initiatives as adding *Suica* functions to the cash cards of financial institutions.

CREATING NEW CUSTOMER VALUE

*JR East's overriding goal is to create **new customer value** by addressing the 6 Challenges set forth in the **Key Management Issues** section of New Frontier 2008.*


Optical cable
Optical terminal box
Control terminal (included in signal)
Stations that are secure, smart, and ecological
Reducing cost of artificial ground and buildings under elevated railway tracks
Smart Station
Secure Station
Eco Station

A. Image of a network signal control system

▸▸ FOCUS ON R&D

Based on the following five key initiatives, JR East will tirelessly research, develop, and introduce leading-edge technologies that create new customer value.


Ground antenna
Bidirectional operation control
Maintenance safety control
Split / merge control
Onboard antenna
Interval control
Level-crossing control
Route control
Base device
Wireless device
ATACS onboard display
Wireless device
Base device
Control device

Image of ATACS

Safety and Reliability

JR East is moving forward with a range of research and development projects to reach the targets of the *Safety Plan 2008,* which it launched in March 2004. In particular, to enhance the safety and reliability of its transportation services, JR East is developing a network signal control system based on optical technology that significantly reduces cables and wiring work. Also, JR East is developing the Advanced Train Administration and Communication System (ATACS), which is a next-generation system based on trains that detect their own locations and the regulation of the intervals between trains using wireless communication.

Regarding the derailment of a Shinkansen train at the time of the Niigata Chuetsu Earthquake, JR East intends to undertake research to clarify the derailment mechanism and to develop countermeasures to prevent derailments and minimize damage in the unlikely event of a derailment.

Convenience and Comfort

Concentrating on heightening the competitiveness of its railway operations, JR East will conduct research and development aimed at shortening journey times on Shinkansen and conventional lines and creating comfortable stations and railcars. Following the June 2005 completion of FASTECH 360S, the test railcar for the new, high-speed Shinkansen railcars, JR East is now collecting a variety of data that will be used to achieve an optimal mix of speed, reliability, environmental compatibility, and comfort at speeds in the region of 360km/h.



FASTECH 360S

Cost Reduction

JR East aims to create a stronger, leaner management organization by reducing maintenance costs and raising operational efficiency. With that in mind, JR East is developing various labor-saving devices, such as low-maintenance turnout and switch facilities, and new maintenance methods that lengthen the service life of tracks.

Global Environment

Looking to mitigate the environmental burden of railway operations, JR East will pursue development efforts focused on the practical application of its hybrid *NE train* (New Energy train) and the creation of energy-saving technologies and others.

Revamping of Stations

To make maximum use of the assets of its railway operations, JR East will hone building methods that allow the efficient construction of facilities above railway tracks or below elevated railway tracks. Further, JR East intends to enhance the convenience and appeal of stations by developing next-generation ticketing systems and other trials.


Railcar wheels
Motor
Inverter
Converter
Electric generator
Diesel engine
Railcar wheels
Motor
Battery

NE train (New Energy train)

JR East will maintain high ethical standards and management transparency while earnestly taking progressive measures in response to major issues facing society as a whole. Through those efforts, JR East intends to continue fulfilling the expectations of society and the trust of shareholders and other stakeholders. In particular, JR East will redouble efforts focused on stringent management compliance and measures that address global environmental issues.

ENVIRONMENTAL INITIATIVES

Environmental Targets of *New Frontier 2008*

In January 2005, JR East revised its environmental targets to coincide with the unveiling of *New Frontier 2008*. JR East raised the bar for several targets that were reached ahead of the original March 2006 deadline. In addition, JR East set out new environmental targets for the group as a whole. Key targets are shown in the accompanying graphs.

Environmental Management Systems

JR East Group

The JR East group's Committee on Ecology is involved in all aspects of JR East's environmental preservation efforts. The committee helps JR East's management team to supervise environmental polices effectively by assessing the environmental impact of JR East's operations, setting targets, implementing policies, and monitoring progress. JR East checks its environmental policies through the JR East Group Environmental Management Advancement Conference, which has been convened regularly since fiscal 2004.

Environmental Risk Management

JR East has prepared response manuals for spillages and other environment-related emergencies at power plants and rolling stock maintenance facilities that handle hazardous chemicals or substances. In addition, JR East thoroughly familiarizes workers on the ground with risk control procedures by holding study groups and on-site disposal drills.

Other preventative measures related to environmental accidents include JR East's adoption of strict chemical substance controls, the avoidance of soil contamination, and the appropriate storage of PCBs (polychlorinated biphenyls).

SOCIAL INITIATIVES

East Japan Railway Culture Foundation

In March 1992, JR East established the East Japan Railway Culture Foundation, which has played an important role in using business achievements accumulated since JR East's founding to benefit society. Those contributions include promoting regional culture and sponsoring railway-related surveys, research, and international cultural exchanges.

Further, JR East regularly invites managers from railway companies around Asia to participate in business training

JR EAST (PARENT COMPANY)

TOTAL CO_2 EMISSIONS FROM GENERAL BUSINESS ACTIVITIES


(Million tons-CO2)
3.0
2.5
2.0
1.5
1.0
0
2.76
2.20
2.15*
FY '91
'04
'09
(Target)

*22% reduction against FY '91

ENERGY-SAVING RAILCARS AS A PERCENTAGE OF TOTAL ROLLING STOCK


(%)
90
80
70
60
0
72
82
FY '04
'09
(Target)

RECYCLING RATE FOR WASTE GENERATED AT STATIONS AND ON TRAINS


(%)
50
40
30
0
39
45
FY '04
'09
(Target)

JR EAST GROUP

RECYCLING RATE FOR GENERAL WASTE


(%)
50
40
30
0
35
43
FY '04
'09
(Target)



Image of Railway Museum



Ceremony for Environment Minister's Award



A scene of *Forestation Program*

courses organized by the foundation that cover railway management and technology.

Railway Museum

The construction of a railway museum is the flagship project among plans for the 20th anniversary of JR East's incorporation. In winter 2005, the East Japan Railway Culture Foundation will break ground on land that JR East owns in Saitama City, and plans call for the completion of the facility in autumn 2007. It is expected that ¥2.6 billion of the ¥12.4 billion total project cost will be covered by contributions from Saitama City's municipal government and other project sponsors.

At the museum, the foundation plans to systematically store and display artifacts and documents depicting the rich railway heritage of Japan and other countries as well as archives relating to JR East and the restructuring of JNR. The foundation anticipates that the facility will draw approximately 70 thousand visitors a year.


JR East Group
Sustainability Report 2004

Sustainability Report 2004
http://www.jreast.co.jp/e/environment/index.html

Sustainability Report 2004

Aiming to benefit all stakeholders, JR East's business management strikes a balance among environmental, social, and economic concerns. JR East discloses the progress of those efforts in annual sustainability reports. In December 2004, among 319 entries in the environmental report category of the Eighth Environmental Communication Awards, sponsored by the Ministry of the Environment and other organizations, JR East's Sustainability Report 2004 won first prize—the Environment Minister's Award.

Forestation

Members of local communities and volunteers from among JR East's employees have been taking part in the JR East's *Railway Lines Forestation Program* since 1992. During the 13 years through fiscal 2005, roughly 32 thousand people have participated in the program—planting 240 thousand trees.

Since fiscal 2003, JR East has been embarking on alliances with municipal authorities in areas near railway lines to extend the scope of forestation from JR East-owned land that abuts railway lines to areas around railway lines.

Union Internationale des Chemins de fer (UIC)

UIC is an organization that facilitates international cooperation among railway companies around the world. As an official member of the organization, JR East takes part in various initiatives and conferences that aim to promote the future development of railways by addressing a range of technological, managerial, and social issues.

Furthermore, JR East Vice Chairman Yoshio Ishida is the vice chairman of the World Executive Council, which manages UIC's international activities.

JR East regards strengthening the trust placed in it by shareholders and other stakeholders through enhanced corporate governance as a top management priority.

JR EAST'S CORPORATE GOVERNANCE PHILOSOPHY

Management decisions related to JR East call for long-term experience in keeping with the considerable length of time required for investments in mainstay railway operations to yield returns. JR East believes the most appropriate course is to enhance corporate governance based on its current auditor system of governance.

BOARD OF DIRECTORS

JR East's Board of Directors comprised 24 directors, including 2 outside corporate directors, as of the end of June 2005. Meeting once a month in principle, the Board of Directors decides on key operational issues relating to statutory requirements and other matters and supervises overall operations. It convened 13 times during fiscal 2005. Since its establishment in 1987, JR East has enhanced management transparency and supervisory functions by appointing outside corporate directors with extensive experience and expertise.

JR East has streamlined its Board of Directors in recent years to invigorate debate and enhance the flexibility and speed of decision making. Subsequent to the shareholders' annual meeting in June 2004, the number of directors was reduced to 23. However, in order to appoint a director responsible for a newly established IT operations headquarters, the shareholders' annual meeting approved an increase to 24 directors in June 2005.

Furthermore, JR East discontinued the directors' and corporate auditors' retirement bonus system upon the conclusion of the shareholders' annual meeting in June 2004.

OTHER COMMITTEES

Under the Board of Directors is the Executive Committee, which comprises 13 directors with executive functions. The committee deliberates matters to be decided by the Board of Directors and other important management issues. The Executive Committee met 41 times in fiscal 2005.

In addition, the Group Strategy Formulation Committee, which mainly consists of directors with executive functions, considers management strategy for respective operational areas and other significant group issues with a view to developing the JR East group as a whole. The committee held 9 meetings in fiscal 2005.

BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors comprises 5 corporate auditors, including 2 full-time corporate auditors. And, the board's 4 outside corporate auditors include an attorney and a CPA. In accordance with guidelines established by the Board of Corporate Auditors, the corporate auditors supervise directors' implementation of operations by attending meetings of the Board of Directors, the Executive Committee, and other committees and by inquiring into JR East's operations and assets. JR East's corporate auditors not only convene monthly meetings of the Board of Corporate Auditors to exchange information, they also hold regular liaison meetings with the auditors of subsidiaries to share audit-related information.

INTERNAL AND ACCOUNTING AUDITS

To ensure the efficient implementation of lawful operations, JR East has established an internal auditing system with approximately 100 full-time employees that comprises the Inquiry & Audit Department at its Head Office and Inquiry & Audit divisions at branch offices. The Inquiry & Audit Department also audits subsidiaries.

The accounts of JR East are audited under contract by KPMG AZSA & Co., independent certified public accountants, during and at the end of each fiscal year.

JR East facilitates coordination and information sharing to ensure efficient and effective auditing. For example, the full-time corporate auditors and the director responsible for internal auditing hold monthly liaison meetings. And, the full-time corporate auditors receive regular updates on audit implementation from the independent certified public accountants five times a year or at any other time deemed necessary.

SHAREHOLDERS' ANNUAL MEETING

Aiming to be as accessible to shareholders as possible, JR East listens very carefully to its shareholders' views and offers clear explanations at annual meetings attended by approximately 2,000 shareholders. Moreover, JR East made it easier for shareholders to exercise their voting rights by introducing a computerized voting system from the June 2003 shareholders' annual meeting.


East Japan Railway Company
General Meeting of Shareholders
Board of Directors
24 Directors (of whom two are outside directors)
Decides and oversees major business activities
Board of Corporate Auditors
Consists of two full-time and three part-time corporate auditors (of whom four are outside auditors)
Audits the activities of the Board of Directors, company operations, and assets
President
Executive Committee
Consists of managing directors
Deliberates on resolutions to be submitted to the Board of Directors and major management issues
Independent Auditor
KPMG AZSA & Co.
Performs independent audits at the end of each fiscal half year and fiscal year.
Group Strategy Formulation Committee
Consists of managing directors and others
Deliberates on major issues affecting the entire group
Head Office Departments, Branches, and Operational Bodies
Internal Inquiry & Audit Department (Head Office) and Inquiry & Audit Divisions (branches)
Performs oversight functions to ensure that business activities are conducted in compliance with applicable laws and regulations
Collaboration and cooperation to ensure the efficient performance of business activities
Subsidiaries

Corporate Governance System

DIVIDEND POLICY

JR East's basic profit appropriation policy is to secure retained earnings in order to establish a sound management platform that will enable the development of operations centered on stations and railway business while steadily enhancing returns to shareholders in light of performance trends.

Based on that policy, JR East paid a cash dividend of ¥6,500 ($61) per share for fiscal 2005, including an interim cash dividend of ¥3,000 ($28) per share, which represented a ¥500 increase per share in the ordinary cash dividend.

For fiscal 2006, plans call for a ¥500 increase per share in the cash dividend, to ¥7,000 per share, which will include an interim cash dividend of ¥3,500 per share. JR East will continue striving to build an even more robust operating base that enables stable dividend payments. At the same time, JR East aims to enhance returns to its shareholders.

COMPENSATION OF DIRECTORS AND CORPORATE AUDITORS

In fiscal 2005, JR East paid the following compensation to directors and corporate auditors.

Directors		Corporate Auditors		Total	
No. of recipients	Amount	No. of recipients	Amount	No. of recipients	Amount
29	¥682 million ($6 million)	5	¥90 million ($1 million)	34	¥772 million ($7 million)

Note: The above does not include bonuses paid to executives through the appropriation of earnings, retirement benefits approved by the shareholders' annual meeting, and the employee salaries of directors having duties in an employee capacity.

COMPENSATION OF INDEPENDENT AUDITOR

In fiscal 2005, JR East paid compensation of ¥129 million ($1 million) to KPMG AZSA & Co. for services provided pursuant to article 2, paragraph 1 of the Certified Public Accountant Law. Further, JR East paid compensation of ¥27 million ($253 thousand) for other services in fiscal 2005.

COMPLIANCE SYSTEMS

To ensure that its operations comply with laws and regulations, JR East has established specific compliance and corporate ethics guidelines that include concrete directions on the conduct of executives and employees. JR East has also established an internal reporting section that can be contacted from inside or outside JR East.

Further, JR East detects any potential legal problems at an early stage and consults with attorneys and other compliance experts as necessary. In addition, JR East heightens awareness of compliance issues and develops related human resources by conducting regular training programs for subsidiaries.

RISK MANAGEMENT SYSTEM

JR East implements wide-ranging risk management for its railway operations by upgrading facilities and equipment and training personnel in relation to accident prevention, disaster countermeasures, and transport disruption countermeasures. In particular, JR East has established a system that prepares it to respond promptly and appropriately in the event of accidents or disasters. That system includes JR East's Transportation Operation Center, which operates 24 hours a day. Furthermore, JR East is working to accumulate risk management know-how based on the wealth of experience among its employees. And, in March 2004 JR East established the Transportation Reliability Improvement Committee, which is tasked with constructing a highly reliable transportation system based on JR East's advanced and complex railway network.

Primary responsibility for the management of risk associated with external criminal acts and improprieties that could have a significant impact on JR East's operations lies with the Crisis Management Headquarters, established in January 2001. That headquarters coordinates closely with all related departments. In the event of such a problem arising, the Crisis Management Headquarters and senior management rapidly set up an initial action task force that prevents delayed responses stemming from confused or inadequate communication.

PROTECTION OF PERSONAL INFORMATION

JR East ensures that the protection of personal information is in strict compliance with relevant statutory and internal regulations. At the same time, JR East calls on the cooperation of its business partners and other associates with respect to the appropriate acquisition and utilization of personal information to ensure that such information is handled and managed safely and is up-to-date.

Board of Directors and Corporate Auditors

(As of July 2005)



MASATAKE MATSUDA
Chairman



YOSHIO ISHIDA
Vice Chairman



MUTSUTAKE OTSUKA
President and CEO



SATOSHI SEINO
Executive Vice President
Corporate Planning Headquarters



NOBUYUKI HASHIGUCHI
Executive Vice President
Railway Operations Headquarters



NOBUYUKI SASAKI
Executive Vice President
Life-Style Business Development Headquarters

CHAIRMAN
Masatake Matsuda

VICE CHAIRMAN
Yoshio Ishida
Technology and Overseas Related Affairs

PRESIDENT AND CEO
Mutsutake Otsuka*1

EXECUTIVE VICE PRESIDENTS
Satoshi Seino*1
Corporate Planning Headquarters
IT Business Development Headquarters

Nobuyuki Hashiguchi*1
Railway Operations Headquarters

Nobuyuki Sasaki*1
Life-Style Business Development Headquarters

EXECUTIVE DIRECTORS
Tetsujiro Tani
Public Relations Department;
Legal Department;
Administration Department

Yoshiaki Arai
Life-Style Business Development Headquarters

Tetsuro Tomita
Corporate Planning Headquarters;
Personnel Department;
Health & Welfare Department

Masanori Tanaka
Technology Planning Department,
Corporate Planning Headquarters;
Construction Department;
Research & Development Center of JR East Group

Masaki Ogata
Railway Operations Headquarters;
Marketing Department,
Railway Operations Headquarters;
Customer Service Department,
Railway Operations Headquarters;
Suica System Department,
Railway Operations Headquarters;
Transport & Rolling Stock Department,
Railway Operations Headquarters

Masahiko Ogura
Railway Operations Headquarters;
Transport Safety Department,
Railway Operations Headquarters;
Facilities Department,
Railway Operations Headquarters

Kazuyuki Kogure
CFO
Inquiry & Audit Department;
Finance Department

DIRECTORS
Toru Sekine
Tokyo Station

Shunichi Suzuki
Sendai Branch Office

Yoichi Minami
IT Business Development Headquarters

Katsumi Asai
Personnel Department;
JR East General Education Center

Koichi Sasaki
Facilities Department,
Railway Operations Headquarters

Tsugio Sekiji
Transport & Rolling Stock Department,
Railway Operations Headquarters

Hiroshi Sawada
Marketing Department,
Railway Operations Headquarters

Hiroyuki Nakamura
Tokyo Branch Office

Toru Owada
Management Planning Department,
Corporate Planning Headquarters

Shoichiro Yoshida*2

Takeshi Inoo*2

FULL-TIME CORPORATE AUDITORS
Toshiaki Omori*3

Jiro Bando*3

CORPORATE AUDITORS
Kiyoshi Uetani*3
(Attorney)

Tsutoo Matsumoto*3
(Certified Public Accountant)

Shinobu Hasegawa

*1 Representative director
*2 Outside corporate director
*3 Outside corporate auditor

Organization

(As of July 2005)



General Meeting of Shareholders
Board of Directors
Chairman
President
Board of Corporate Auditors
Corporate Auditors Office
Corporate Planning Headquarters
Inquiry & Audit Dept.
Management Planning Dept.
Investment Planning Dept.
Technology Planning Dept.
International Dept.
Railway Operations Headquarters
Life-Style Business Development Headquarters
IT Business Development Headquarters
Construction Dept.
Public Relations Dept.
Finance Dept.
Personnel Dept.
Health & Welfare Dept.
Legal Dept.
Administration Dept.
Marketing Dept.
Customer Service Dept.
Suica System Dept.
Transport Safety Dept.
Transport & Rolling Stock Dept.
Facilities Dept.
IT Business Dept.
Credit Card Dept.
Tokyo Branch Office
Yokohama Branch Office
Hachioji Branch Office
Omiya Branch Office
Takasaki Branch Office
Mito Branch Office
Chiba Branch Office
Sendai Branch Office
Yamagata Branch
Fukushima Branch
JR Sendai Hospital
Morioka Branch Office
Aomori Branch
Akita Branch Office
Niigata Branch Office
Niitsu Rolling Stock Plant
Nagano Branch Office
Shinkansen Transport Dept.
Tokyo Construction Office
Joshinetsu Construction Office
Tokyo Electric Construction Office
Tohoku Construction Office
Research & Development Center of JR East Group
Overseas Offices (New York, Paris)
JR East General Education Center
JR Tokyo General Hospital
JR East Health Promotion Center

Note: Stations, maintenance and inspection facilities, and other operating units are not shown.

The following are issues related to operational and accounting procedures that may have a significant bearing on the decisions of investors. Forward-looking statements in the following section are based on the assessments of JR East as of March 31, 2005.

▸▸ LEGAL ISSUES RELATING TO OPERATIONS

As a railway operator, JR East manages its operations pursuant to the stipulations of the Railway Business Law. JR East is generally excluded from the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law).

However, JR East is required to manage its operations in accordance with guidelines relating to matters that should be considered for the foreseeable future that are stipulated in a supplementary provision of the amended JR Law. Details of relevant laws are as follows.

THE RAILWAY BUSINESS LAW (1986, LAW NO. 92)

Under the Railway Business Law, railway operators are required to obtain the permission of the Minister of Land, Infrastructure and Transport (MLIT) for each type of line and railway business operated (article 3). Operators receive approval from MLIT for the upper limit of passenger fares and Shinkansen limited express charges. Subject to prior notification, railway operators can then set or change those fares and charges within those upper limits (article 16). Operators are also required to give MLIT advance notice of the abolishment or suspension of railway operations. If an operator intends to abolish railway operations, the law requires one year's notice prior to the date of abolishment (article 28, items 1 and 2).

THE JR LAW (1986, LAW NO. 88)

Aim of the Establishment of the JR Law

Prior to amendment, the JR Law regulated the investments and the establishment of JR East, Hokkaido Railway Company, Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company, Kyushu Railway Company, and Japan Freight Railway Company (JR Freight) and included provisions on the operational purposes and scopes of those companies. In addition to the provisions of the Railway Business Law, the JR Companies are subject to provisions of the JR Law that require the approval of MLIT with respect to significant management decisions. Also, under the JR Law preferential measures were applied to the JR Companies, such as those entitling holders of the bonds of the JR Companies to preferential rights over the claims of unsecured creditors (general mortgage).

Amendment of the JR Law

(a) A partial amendment of the JR Law (amended JR Law) enacted on December 1, 2001 (2001, Law No. 61), excluded JR East, JR Central, and JR West (the three JR Passenger Companies in Japan's main island) from the provisions of the JR Law that had been applicable to them until then.

(b) Further, the amended JR Law enables MLIT to issue guidelines relating to matters that should be considered for the foreseeable future with respect to the management of the railway operations of the three JR Passenger Companies in Japan's main island (the new companies), including any additional companies that may become involved in the management of all or a part of those railway operations as a result of assignations, mergers, divisions, or successions as designated by MLIT on or after the date of enactment of the amended JR Law (supplementary provision, article 2, item 1). Those guidelines were issued on November 7, 2001, and applied on December 1, 2001.

(c) The guidelines stipulate items relating to the following three areas.

- Items relating to ensuring alliances and cooperation among the companies (among the new companies or among the new companies and JR Companies) with respect to the establishment of appropriate passenger fares and charges, the unhindered utilization of railway facilities, and other factors relating to railway operations.
- Items relating to the appropriate maintenance of railway routes currently in operation reflecting trends in transportation demand and other changes in circumstances following the restructuring of the Japanese National Railways (JNR) and items relating to ensuring users' convenience through the development of stations and other railway facilities.
- Items stating that the new companies should give consideration to the avoidance of actions that inappropriately obstruct business activities or infringe upon the interests of small and medium-sized companies operating businesses in the operational areas of the new companies that are similar to the businesses of the new companies.

(d) MLIT may advise and issue instructions to the new companies to secure operations that are in accordance with those guidelines (supplementary provision, article 3). Moreover, the amended JR Law enables MLIT to issue warnings and directives in the event that operational management runs counter to the guidelines without any justifiable reason (supplementary provision, article 4).

(e) With respect to the provisions of those guidelines, JR East has always given, and of course will continue to give, adequate consideration to such items in the management of its operations. Therefore, JR East does not anticipate that those provisions will have a significant impact on its management.

(f) In addition, the amended JR Law includes required transitional measures, such as the stipulation that all bonds issued by the three JR Passenger Companies in Japan's main island prior to the amended JR Law's enactment date are and will continue to be general mortgage bonds as determined in article 4 of the JR Law (supplementary provision, article 7).

(g) With respect to the stocks of the three JR Passenger Companies in Japan's main island held by Japan Railway Construction Public Corporation (JRCC), which subsequently merged to form the Japan Railway Construction, Transport and Technology Agency (JRTT), MLIT proposed plans in the Diet for the staged sale of those stocks following the enactment of the amended JR Law, in the light of stock market trends. Based on those plans, JRCC sold 500,000 shares of JR East's common stock on June 21, 2002. As a result, JR East finally achieved full privatization.

▸▸ ESTABLISHMENT OF AND CHANGES TO FARES AND CHARGES

The required procedures when JR East sets or changes fares and charges for its railway operations are stipulated in the Railway Business Law. Changes to those procedures or the inability to flexibly change fares and charges based on those procedures for whatever reason could affect JR East's earnings. Details of those procedures are as follows.

System for Approval of Fares and Charges

The Railway Business Law stipulates that railway operators are required to obtain the approval of MLIT when setting or changing the upper limit for passenger fares and Shinkansen limited express charges (fares and charges) (Railway Business Law, article 16, item 1).

Subject to prior notification, railway operators can then set or change fares and charges within those upper limits and set or change the limited express charges on conventional lines and other charges (Railway Business Law, article 16, items 3 and 4).

Although the JR Passenger Companies can revise fares independently, a system was created among the JR Passenger Companies when JNR was restructured to ensure the convenience of users. At present, contracts among the JR Passenger Companies enable the realization of total fares and charges for passengers or packages requiring services that span two or more JR Passenger Companies. In addition, the JR Passenger Companies have established a system in which the fares and charges decrease relatively as distance traveled increases.

JR East's Stance

JR East has not raised fares since its establishment in April 1987, except for fare revisions to reflect the introduction and revision of consumption tax (April 1989 and April 1997).

JR East works to create a management base that is not dependent on raising fares through the efficient management of operations that secures revenues and reduces expenses. However, in the event that JR East was unable to secure appropriate profit levels as a result of such factors as changes in the operating environment, JR East is of the view that the timely implementation of fare revisions would be necessary to secure appropriate profit levels.

With the efficient management of operations as precondition, JR East believes that securing appropriate profit levels, which enable capital expenditure for the future and the strengthening of JR East's financial position, in addition to the distribution of profits to shareholders are essential.

JR East primarily undertakes capital expenditure, which has a significant impact on the capital usage of railway operations, with a view to establishing a robust management base through ensuring safe, stable transportation, offering high-quality services, and implementing other measures. Further, JR East appreciates the need to independently conduct capital expenditure based upon clearly defined management responsibility.

Stance of Ministry of Land, Infrastructure and Transport

With respect to the implementation of fare revisions by JR East, the position of the Ministry of Land, Infrastructure and Transport is as follows.

MLIT will approve applications for the revision of upper limits of fares from railway companies, including from JR East, upon conducting inspections to determine that fares do not exceed the sum of reasonable costs and profits,

based on the efficient management of those companies (total-cost) (Railway Business Law, article 16, item 2).

In addition, a three-year period is stipulated for the calculation of costs.

Even if the railway operator has non-railway businesses, the calculation of total-cost—which comprises reasonable costs and reasonable profits, including required dividend payments to shareholders—is based only on the operator's railway operations.

Further, operators are required to submit for inspection capital expenditure plans for increased transportation services to ease crowding of commuter services and for other improvements of passenger services. And, the capital usage necessary for such enhancements is recognized in the calculation of total-cost.

Total-cost is calculated using a "rate base method" that estimates the capital cost (interest payments, dividend payments, and other costs) arising from fair and appropriate provision of return, based on the opportunity cost concept, in relation to the capital invested in corresponding railway operations.

The calculation of total-cost is as follows.

- total-cost = operating cost[1]+ operational return
- operational return = assets utilized in railway business operations (rate base) x operational return rate
- assets utilized in railway business operations = railway business operations fixed assets + construction in progress + deferred assets + working capital[2]
- operational return rate = equity ratio[3] x return rate on equity[4] + *borrowed capital ratio*[3] *x return rate on* borrowed capital[4]

Notes: 1. With respect to comparable costs among railway operators, in order to promote enhanced management efficiency, a "yard-stick formula" is used to encourage indirect competition among respective operators. The results of those comparisons are issued at the end of every business year and form the basis for the calculation of costs.

2. Working capital = operating cost and certain inventories.

3. Equity ratio 30%; borrowed capital ratio 70%.

4. Return rate on equity is based on the average of yields on public and corporate bonds and the overall industrial average return on equity and dividend yield ratio. Return rate on borrowed capital is based on the average actual rate on loans and other liabilities.

Subject to prior notification, railway operators can set or change fares and charges within the upper limits approved and other charges. However, MLIT can issue directives requiring changes in fares and charges by specified terms if the fares and charges submitted are deemed to fall within the following categories (Railway Business Law, article 16, item 5).

- The changes would lead to unjustifiable discrimination in the treatment of certain passengers.
- There is concern that the changes would give rise to unfair competition with other railway transportation operators.

▶▷ PLAN FOR DEVELOPMENT OF NEW SHINKANSEN LINES

Construction Plans for New Shinkansen Lines

New Shinkansen lines are those lines indicated in the plan for the Shinkansen line network that was decided pursuant to the Nationwide Shinkansen Railway Development Law (1970, Law No. 71). Finalized in 1973, that plan called for the development of the Tohoku Shinkansen line (Morioka–Aomori), the Hokuriku Shinkansen line (Tokyo–Nagano–Toyama–Osaka), the Kyushu Shinkansen line (Fukuoka–Kagoshima), and other Shinkansen lines. Following the division and privatization of JNR, JR East was selected as the operator of the Takasaki–Joetsu segment of the Hokuriku Shinkansen line and the Morioka–Aomori segment of the Tohoku Shinkansen line. JR East started operation of the Hokuriku Shinkansen line between Takasaki and Nagano on October 1, 1997, and the Tohoku Shinkansen line between Morioka and Hachinohe on December 1, 2002 (see map on page 32).

Within JR East's service area, the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the *Nagano–Joetsu segment of the Hokuriku Shinkansen line* are currently being constructed by JRTT. Based on a proposal by the three ruling parties, the national government and ruling parties agreed in December 1996 that both of those Shinkansen line segments would be standard gauge lines. In January 1998, the national government and ruling parties' examination committee for the development of new Shinkansen lines decided to begin the construction of those Shinkansen line segments during fiscal 1998, upon the completion of approval procedures. Based on that decision, JRCC (currently, JRTT) began construction in March 1998, after obtaining approval from the Minister of Transport pursuant to article 9 of the Nationwide Shinkansen Railway Development Law.

Further, in December 2004 the national government and ruling parties agreed on the outlook for the completion of new Shinkansen lines. For new Shinkansen lines under the jurisdiction of JR East, it was decided to "aim for completion by the end of fiscal 2011" for the

Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line, and to "aim for completion by the end of fiscal 2015 while seeking the earliest possible completion" for the Nagano–Hakusan general rail yard segment of the Hokuriku Shinkansen line; JR East has jurisdiction of the Nagano–Joetsu segment of the Hokuriku Shinkansen line.

Also, new Shinkansen lines not under the jurisdiction of JR East are being developed on the Joetsu–Toyama and the Isurugi–Kanazawa segments of the Hokuriku Shinkansen line and on the Hakata–Shin-Yatsushiro segment of the Kyushu Shinkansen line. Moreover, based on the national government and ruling parties' December 2004 agreement, construction began on the Shin-Aomori–Shin-Hakodate segment of the Hokkaido Shinkansen line and the Toyama–Isurugi and the Kanazawa–Hakusan general rail yard segments of the Hokuriku Shinkansen line from fiscal 2006.

Cost Burden of Development of New Shinkansen Lines

(a) National government, local governments, and the JR Companies assume the cost of new Shinkansen lines constructed by JRTT. Amounts to be funded by the JR Companies are to be paid out of the following.

1) Usage fees and other charges paid by the JR Company as the operator of the line
2) Funds made available from JRTT, to which JR East, JR Central, and JR West make payments of amounts due on their Shinkansen purchase liabilities (see page 64 for details)

(b) In October 1997, the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen line was accompanied by new standards for the amount of usage fees paid by the JR Companies as the operator of the line. Those usage fees are now regulated by the Japan Railway Construction, Transport and Technology Agency Law, enforcement ordinance article 6.

That enforcement ordinance stipulates that JRTT will stipulate the amount of usage fees based on the benefits received as the operator of the said Shinkansen line after opening and the sum of taxes and maintenance fees paid by JRTT for railway facilities leased. Of those, the benefits received as the operator are calculated by comparing the estimated revenues and expenses generated by the new segment of Shinkansen line and related line segments after opening with the revenues and expenses that would likely be generated by parallel conventional lines and related line segments if the new segment of the Shinkansen line were not opened. The expected benefits are the difference between the amount that the operator of the new Shinkansen line should receive as a result of operation and the amount that would be received if the new Shinkansen line did not commence services. Specifically, expected benefits are calculated based on expected demand and revenues and expenses over a 30-year period after opening. Further, a part of the usage fees, which are calculated based on the expected benefits, is fixed for the 30-year period after commencing services. In addition, the taxes and maintenance fees are included in calculations of corresponding benefits as an expense of the operator of the Shinkansen line after opening. Therefore, the burden of the operator is kept within the limits of the corresponding benefits.

With respect to the usage fees amount for the Takasaki–Nagano segment of the Hokuriku Shinkansen line opened in October 1997, JR East decided that the usage fees calculated by JRCC (currently, JRTT) were within the limits of the corresponding benefits to result from the opening of that line and concluded an agreement with JRCC in September 1997. Also, JRCC received approval for those usage fees from the Minister of Transport in September 1997. Usage fees for fiscal 2005 totaled ¥19.8 billion ($185 million), comprising the fixed amount calculated based on corresponding benefits of ¥17.5 billion ($163 million) and taxes and maintenance fees of ¥2.3 billion ($22 million).

In November 2002, JR East also concluded an agreement with JRCC regarding the usage fees amount for the Morioka–Hachinohe segment of the Tohoku Shinkansen line, which opened in December 2002. JRCC received approval for those usage fees from MLIT in November 2002. Usage fees for fiscal 2005 totaled ¥9.2 billion ($86 million), comprising the fixed amount calculated based on corresponding benefits of ¥7.9 billion ($74 million) and taxes and maintenance fees of ¥1.3 billion ($12 million).

(c) As well as being responsible for the construction of new Shinkansen lines, it is determined that JRTT procures construction costs and owns the facilities that it has constructed. JR East leases those facilities from JRTT after completion and pays the usage fees mentioned in (b) above upon the commencement of the service. During the construction period, JR East is not required to directly assume JRTT's construction costs.

Compared with periods when there is no construction of new Shinkansen lines, costs related to new Shinkansen lines, such as depreciation costs on railcars and other

costs, can have an impact on JR East's single-year revenues and expenses in the initial period after opening. However, given the character of usage fees mentioned in (b) above, JR East believes that such factors will not have an impact on revenues and expenses over the 30-year period.

The JR Companies are required to assume the costs of "usage fees and other charges" as mentioned in (a) above. "Other charges" refers exclusively to the payment of usage fees before the commencement of services. However, such prior payment is required to be based upon agreements concluded following consultations between JR East and JRTT. Accordingly, it is assumed that JR East's position will be adequately reflected in such arrangements.

Treatment of Conventional Lines Running Parallel to New Shinkansen Lines

In October 1997, at the time of the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen line, the Yokokawa–Karuizawa segment was abolished and the management of the Karuizawa–Shinonoi segment of the Shinetsu line was separated from JR East. Further, in December 2002, at the time of the opening of the Morioka–Hachinohe segment of the Tohoku Shinkansen line, the management of the Morioka–Hachinohe segment of the Tohoku line was separated from JR East.

Also, an agreement reached between the national government and ruling parties in December 1996 stipulates that management of conventional line segments that run parallel to a new Shinkansen line should be separated from JR Companies when the new Shinkansen line commences operations. Pursuant to that agreement, when construction began on the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Joetsu segment of the Hokuriku Shinkansen line in March 1998, JR East requested and received the agreement of local communities with regard to the separation of the management of conventional lines that run parallel to those Shinkansen lines upon commencement of operation: the Hachinohe–Aomori segment of the Tohoku line and the Nagano–Naoetsu segment of the Shinetsu line.

Further, in December 2000 the national government and ruling parties agreed that in cases where JR Freight continues to use conventional lines for which management has been separated from JR Companies, line usage fees will be charged commensurate with the amount of usage. With regard to the resulting loss for JR Freight, it was decided to implement an adjustment by allocating a part of revenue from usage fees on the parallel Shinkansen line segment to JR Freight as required.

Accordingly, the Nationwide Shinkansen Railway Development Law enforcement ordinance was amended in October 2002. As a result, it became possible to appropriate usage fees paid by the JR Companies for amounts required by the JR Freight adjustment mechanism. Previously, as a general principle, usage fees had only been appropriated to cover the construction cost of Shinkansen lines.

JR East's Stance on Construction of New Shinkansen Lines

JR East's stance on the construction of new Shinkansen lines is as follows.

As the operator of new Shinkansen lines, JR East will only assume the burden of the abovementioned usage fees and other charges that are within the limit of corresponding benefits as a result of commencing Shinkansen line operations. JR East will not assume any financial burden other than usage fees and other charges.

The agreement of local communities is required to be confirmed with respect to the management separation from JR East of conventional lines parallel to new Shinkansen line segments.

Based on strict adherence to the abovementioned conditions, which JR East has always viewed and will continue to view as essential, JR East will continue to fulfill its responsibility as the operator.

An agreement of the national government and ruling parties reconfirmed those conditions in December 1996. And those conditions continued to be firmly maintained at the time of opening the Takasaki–Nagano segment of the Hokuriku Shinkansen line and the Morioka–Hachinohe segment of the Tohoku Shinkansen line. In addition, the national government and ruling parties in December 1996 agreed that based on consultations and an agreement between the JR Companies and JRTT, prior payment of usage fees would be implemented. Consequently, the construction of the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen line and the Nagano–Joetsu segment of the Hokuriku Shinkansen line began in March 1998. Given the abovementioned reasons, JR East has estimated that those new Shinkansen line segments will not adversely affect the maintenance of its sound management base.

Further, a change to the abovementioned conditions and arrangements related to the construction of new Shinkansen lines could adversely affect JR East's financial position and business performance.

In addition, the national government and ruling parties' December 2004 agreement includes the statement "with respect to the burden amount of JR Companies in relation to the fringe earnings arising from the development of such new Shinkansen lines as the Shin-Aomori–Shin-Hakodate segment of the Hokkaido Shinkansen line and the Joetsu–Kanazawa segment of the Hokuriku Shinkansen line, a detailed investigation will be undertaken when services in those segments commence." However, given that the concept of "fringe earnings" is incompatible with the management decisions of an autonomous private-sector company and that a reasonable explanation of the concept cannot be offered to shareholders, JR East has expressed its opposition to the "fringe earnings" burden.

▸▸ PLAN FOR DEVELOPMENT OF TOKYO STATION'S YAESU EXIT

Plan Overview

Twin high-rise towers are to be constructed on the north and south sides of the square at the Yaesu exit of Tokyo station. A ground-level, central pedestrian deck with a large roof will connect the towers. Station facilities and shops will be located in the central area. The south tower and the upper floors of the north tower will contain leading-edge office space. Further, The Daimaru, Inc.'s Tokyo store will move from its present location in the Tetsudo Kaikan building to occupy the lower floors of the north tower (see page 41 for details).

Total floor space will be roughly 360,000 square meters (north and south towers and central area), and the total cost of the joint project will be approximately ¥130 billion ($1,215 million); JR East's share of the cost will be approximately ¥80 billion ($748 million). Adding the cost of independent projects, JR East will shoulder a total project cost of approximately ¥110 billion ($1,028 million).

Schedule

September 2004:	begin construction of 1st phase of north tower and south tower
August 2007:	complete construction of south tower
October 2007:	complete construction of 1st phase of north tower; begin construction of 2nd phase of north tower and central area
March 2011:	complete construction of 2nd phase of north tower and central area

JR East's Approach

The project is part of integrated efforts to redevelop the square in front of the Yaesu exit of Tokyo station and to recreate the image of Japan's capital city. In addition, JR East believes that this project will add significant value to the Yaesu area of Tokyo station and contribute to JR East's transportation and non-transportation operations. However, while it is expected that, based on full consideration, this project will be profitable, JR East's financial position and business performance could be affected in the event that the project does not proceed according to the plan due to a variety of environmental changes.

▸▸ SAFETY MEASURES

Railway operations can potentially suffer significant damage resulting from natural disasters, human errors, crime, terrorism, or other factors.

JR East regards ensuring safety as a major issue that fundamentally underpins its operations. Based on its five-year *Safety Plan 2008,* JR East is taking measures to build a railway with high safety levels by addressing infrastructural and operational issues.

Specifically, JR East's safety-related efforts involve replacing and upgrading railcars and facilities and installing Automatic Train Stop devices (ATS-P type) that prevent train collisions. Furthermore, since the Great Hanshin-Awaji Earthquake in January 1995, JR East has expanded the implementation area of engineering projects to reinforce elevated railway tracks against earthquake damage. Aiming to enhance the reliability of its transportation services, JR East is also extending the coverage of its Autonomous Decentralized Transport Operation Control System (ATOS) for major line segments in the Tokyo metropolitan area and working to prevent rain-related damage. In addition, JR East is upgrading equipment and conducting accident awareness campaigns to prevent accidents at railway level crossings.

▸▸ INFORMATION SYSTEMS AND PROTECTION OF PERSONAL DATA

JR East uses many computer systems in a variety of transportation and non-transportation operations. Further, computer systems play an important role among travel agencies, Railway Information Systems Co., Ltd., and other companies with which JR East has close business relationships. If the functions of those computer systems were seriously damaged as a result of natural disasters or human errors, this could have an impact on the

operations of JR East. Moreover, in the event that personal data stored in those computer systems were leaked to unrelated third parties due to computer systems becoming infected by viruses or to unauthorized manipulation, it could affect JR East's financial position and business performance.

JR East takes measures to prevent damage, such as continuously upgrading the functions of in-house systems and training the related personnel. In the unlikely event of a system failure, JR East would minimize the impact by taking measures through an initial action framework that would be promptly set up and coordinated across operational divisions.

Further, JR East is doing its utmost to ensure the strict management and protection of personal data through the establishment of in-house regulations that include stipulations for the appropriate treatment of personal data, restricted authorization for access to personal data, control of access authority, and the construction of a system of in-house checks.

▸▸ DEVELOPMENT OF NON-TRANSPORTATION OPERATIONS

JR East regards non-transportation operations as of equal importance to transportation operations in its management. In non-transportation operations, JR East is developing station space utilization, shopping centers and office buildings, and other services (hotel operations, advertising and publicity, housing development and sales, and other services).

In non-transportation operations, JR East faces the risk of a downturn in consumption associated with economic recessions or unseasonable weather, which could lead to lower revenues from its shopping centers, stores in stations, hotels, and other operations. Such eventualities could also adversely affect sales of advertisement services and housing. In housing development and sales operations, falling land prices could lead to losses on the revaluation of real estate for sale or an increase in demands from tenants for rent reductions. Further, a fault in retail products or manufactured products, such as an outbreak of food poisoning or a similar incident, could reduce sales, damage trust in JR East, or result in the failure of tenants or business partners. The occurrence of any of those contingencies could have an impact on JR East's financial position and business performance. JR East's stations are used by roughly 16 million people every day (average number of passengers). JR East will fully leverage those stations as its largest management resource to develop operations. At the same time, JR East will enhance earnings and secure customer trust by implementing stringent hygiene management and credit controls.

▸▸ COMPETITION

JR East's transportation operations compete with the operations of other railway, airline, automobile, and bus transportation companies. Furthermore, JR East's non-transportation operations compete with existing and newly established businesses. The competition of JR East's transportation and non-transportation operations with such rival operators could have an impact on JR East's financial position and business performance. In particular, intensified competition in the transportation market could affect earnings from JR East's transportation operations. Such competition includes the opening of the Tsukuba Express, scheduled in August 2005 (see page 35 for details); the opening of subway line No. 13, currently under construction, in fiscal 2008; an increase in flight services as a result of the enlargement of Haneda Airport; and stepped-up highway bus services between regional cities. Also, in station space utilization operations and shopping centers and office buildings businesses, JR East's competitiveness could lessen as a result of intensified competition created by the renewal or opening of nearby commercial premises. In suburban areas, customers and tenants could be drawn away from commercial facilities nearby stations by the increased openings of large-scale shopping centers. In addition, the earnings of JR East's non-transportation operations could be affected by increasingly fierce competition that its hotel operations face from foreign-affiliated luxury hotels and economy business hotels and dedicated wedding reception facilities operated by domestic companies.

▸▸ REDUCTION OF TOTAL LONG-TERM DEBT

At the end of fiscal 2005, total long-term debt was ¥3,833.1 billion ($35,823 million). In addition, interest expense amounted to ¥148.4 billion ($1,387 million) in fiscal 2005, which was equivalent to 41.4% of operating income.

JR East will continue to reduce total long-term debt and refinance to obtain lower interest rates. However, a reduction in free cash flows due to unforeseen circumstances or a change in borrowing rates due to fluctuation in interest rates could affect JR East's financial position and business performance.

PRINCIPAL BUSINESSES

BUSINESS COMPOSITION BY SEGMENT

TRANSPORTATION



Shinkansen Network
High-speed train services linking Tokyo with major cities

Tokyo Metropolitan Area Network
Trains serving the Tokyo area, the largest market in Japan

Intercity and Regional Networks
Intercity transportation other than Shinkansen network and regional transportation outside the Tokyo metropolitan area network

Travel Agency Services
View Plaza (travel agencies) and other outlets selling travel products

Bus Services
Bus services conducted in addition to railway operations


70%
74%

■ Operating revenues
□ Operating income

STATION SPACE UTILIZATION



Retailing
Retailing activities, such as kiosk outlets and convenience stores, at stations and sales of snacks, drinks, and other goods inside trains

Restaurants
Fast food stores and a variety of restaurants operated mainly at or near stations


15%
7%

■ Operating revenues
□ Operating income

SHOPPING CENTERS & OFFICE BUILDINGS



Shopping Centers
Leasing space to retailers and other tenants in shopping centers at stations

Office Buildings
Operation of buildings used primarily as office space


7%
14%

■ Operating revenues
□ Operating income

OTHER SERVICES



Advertising and Publicity
Advertising and publicity in stations and inside trains

Hotel Operations
Chain hotel businesses, including *Metropolitan Hotels* and *HOTEL METS* operated as part of the *JR East Hotel Chain*

Information Services
Information processing, development, operations, and support for Internet businesses and related activities

Housing Development and Sales
Primarily the development and sales of housing sites, houses, and condominiums at locations along JR East's rail lines

Credit Card Business
The *View Card*, a credit card that is honored at stations, stores at stations, hotels, shopping centers, and VISA, JCB, or MasterCard card member merchants

Others
Wholesale, truck delivery, cleaning, and other businesses


8%
5%

■ Operating revenues
□ Operating income

The number of station users for each station in the text represents twice the number of passengers embarking.

Transportation—Shinkansen Network

▸▸ OVERVIEW

For JR East, its Shinkansen services rank alongside its transportation services in the Tokyo metropolitan area as a mainstay business. JR East operates a five-route Shinkansen network that links Tokyo with five regions: Tohoku, Joetsu, Nagano, Yamagata, and Akita. Specially designed hybrid Shinkansen trains—capable of running on Shinkansen and conventional lines—serve the Yamagata and Akita regions.

The 631.9-kilometer Tohoku Shinkansen line runs between Tokyo and Hachinohe, with the fastest train on the line covering this distance in 2 hours and 56 minutes. Meanwhile, the 303.6-kilometer Joetsu Shinkansen line connects Omiya and Niigata. The minimum travel time to complete the 333.9-kilometer section between Tokyo and Niigata is 1 hour and 37 minutes. The 117.4-kilometer Nagano Shinkansen line extends from Takasaki to Nagano. The fastest train covers the 222.4-kilometer Tokyo–Nagano stretch of line in 1 hour and 23 minutes. A through service to a conventional line links Tokyo and Shinjo and covers 421.4 kilometers. And, the Yamagata hybrid Shinkansen can complete that journey in as little as 3 hours and 14 minutes. The Akita hybrid Shinkansen, also a through service to conventional lines, covers the 662.6-kilometers between Tokyo and Akita in a minimum of 3 hours and 49 minutes.

▸▸ TOPICS

Unstoppable *Hayate*

In December 2002, the Tohoku Shinkansen line was extended 96.6 kilometers, from Morioka to Hachinohe. A journey between Tokyo and Hachinohe on the quickest train now takes only 2 hours and 56 minutes—a saving of 37 minutes. To coincide with the launch of services between Morioka and Hachinohe, JR East unveiled its E2-1000 series railcar, which enhances passenger comfort through full active suspension and low-noise pantographs. Further, to cater to passengers' seating requirements, JR East introduced the *Hayate* all-reserved-car service.

In its second year of operations, the *Hayate* service continued to see impressive passenger volumes. As in its first year, average daily usage on the Morioka–Hachinohe segment topped 11,500 passengers, which is 50% more than *Hayate*'s predecessor, the *Hatsukari* limited express service.

For service north of Hachinohe, passenger numbers also remained high. Over the Hachinohe–Aomori segment, the limited express services *Tsugaru* and *Hakucho* recorded a more than 2% year-on-year increase in passenger numbers. In addition, compared with pre-*Hayate* levels, passenger volumes on those services are up roughly 30%.

The *Hayate* service has enabled JR East to carve out a significantly larger share of the market, against airlines, for travel between Tokyo and the Aomori and Misawa areas. Before the launch of the *Hayate* service, JR East accounted for about 40% of that market. Since the service began, JR East has turned the tables: sustaining an approximately 70% market share over the two years through fiscal 2005.

Furthermore, a JR East survey has shown that the opening of the Morioka–Hachinohe segment has generated significant new demand. In fact, the number of passengers associated with new demand has surpassed that won from airlines.

Niigata Chuetsu Earthquake and Restoration Work

At 17:56 on October 23, 2004, a magnitude 6.8 earthquake epicentered on Chuetsu struck Niigata Prefecture derailing eight of the *Toki* No. 325's ten cars, which had been traveling outbound on the Urasa–Nagaoka segment of the Joetsu Shinkansen line. Although 154 people were onboard at the time, no one was injured.


—Tohoku Shinkansen
—Joetsu Shinkansen
—Nagano Shinkansen
—Yamagata Hybrid Shinkansen (through service from Fukushima to Shinjo)
—Akita Hybrid Shinkansen (through service from Morioka to Akita)
·· Under Construction
( ) Operating kilometers from Tokyo
Shin-Aomori
Aomori Airport
Misawa Airport
Hachinohe (631.9km)
Akita (662.6km)
Morioka
Shinjo (421.4km)
Sendai
Yamagata
Niigata (333.9km)
Fukushima
Nagaoka
Joetsu
Urasa
Nagano (222.4km)
Takasaki
Omiya
Ueno
Tokyo
Haneda Airport

Five-Route Shinkansen Network



Shinkansen trains



Hayate, E2-1000 series railcar

The earthquake severely damaged elevated railway tracks and tunnels, mainly on the Urasa–Nagaoka segment of the line, located near the epicenter. In addition to damaging track slab and rail fastenings along an approximately 1.6-kilometer section of track, the derailment significantly dislodged some rails.

Following intensive restoration work, JR East resumed services on the Joetsu Shinkansen line on December 28, 2004—66 days after the earthquake (see page 44 for details).

Niigata Support Campaign

In collaboration with the Niigata prefectural government and travel agencies, JR East implemented the Niigata Support Campaign from December 28, 2004, to March 31, 2005. The campaign sought to help Niigata Prefecture recover from direct, physical damage, dispel damaging misconceptions among the public, and boost the Joetsu Shinkansen line's passenger volumes and revenues. To those ends, campaign efforts targeted sending large numbers of tourists to hotels and guesthouses in Niigata. JR East and six major travel agencies cleared their respective targets of 70,000 and 110,000 tourists during the campaign period.

Rigorous Snowfall Countermeasures

To ensure safe, reliable transportation services on the Joetsu Shinkansen line, which traverses a heavy snowfall area, JR East has installed roughly 30,000 sprinklers to clear snow from railway tracks and railcar undercarriages.

During winter 2004–2005, although some areas along the Joetsu Shinkansen line experienced the heaviest snowfalls recorded in 19 years, there were no service delays or cancellations on the line due to snow. In fact, there has not been a single snow-related delay or cancellation in the 23 years since the installation was commenced in November 1982.

▸▸ OUTLOOK

FASTECH 360S—The 360km/h Challenge

Aiming to realize a higher-speed Shinkansen network, JR East has set a speed of 360km/h as its technical target. JR East's goal is to develop Shinkansen that boast world-beating levels of speed, reliability, environmental compatibility, and comfort.

Of the two types of high-speed test railcars that JR East has been developing, the Shinkansen railcar familiarly known as FASTECH 360S was finished in June 2005 and is currently undergoing operational trials. The other prototype is the FASTECH 360Z hybrid Shinkansen railcar, which is slated for completion in spring 2006.

Shinkansen Line Extensions

The Japan Railway Construction, Transport and Technology Agency (JRTT) is constructing extensions to the Tohoku Shinkansen line between Hachinohe and Shin-Aomori and to the Hokuriku Shinkansen line between Nagano and Kanazawa (Joetsu marks the limit of JR East's service area). Under the auspices of an examination committee for the development of new Shinkansen lines, the national government and ruling parties slated the end of fiscal 2011 for the completion of the Hachinohe–Shin-Aomori segment and the end of fiscal 2015 for the Nagano–Kanazawa segment (see page 26 for details).

In February 2005, JRTT completed the Hakkoda tunnel, which makes up roughly one-third of the 81.2-kilometer segment between Hachinohe and Shin-Aomori, stretching 26.5 kilometers under a mountain range.



Derailed *Toki* No. 325



A scene of restoration work



FASTECH 360S

Transportation—Tokyo Metropolitan Area Network

▸▸ OVERVIEW

The Tokyo metropolitan area network has a total of 1,106.1 operating kilometers, excluding Tokyo Monorail, that link central Tokyo with nearby suburban cities. Most of the network is within a 100-kilometer radius of Tokyo station. JR East accounts for almost half of the Tokyo area's huge, highly profitable rail transportation market in terms of passenger kilometers and operating revenues (see page 86 for details).

▸▸ TOPICS

Competition with Other Railway Companies

In Tokyo, competition is intensifying as operators of rival subway networks and other railway systems develop their networks and services. JR East is responding to this competitive environment by strengthening its network. JR East has a significant advantage in those expansion efforts because it is able to leverage established infrastructure without incurring large capital expenditures through such measures as developing new routes that share existing line segments with other services.

Meanwhile, JR East has not raised fares since its establishment in 1987, except to reflect consumption tax introduction (1989) and revision (1997). In contrast, during the same period, most of the other major passenger railway companies have been compelled to raise fares more than once to offset sizable investments needed to boost capacity. As a result, JR East's price competitiveness has risen steadily.

Without fare increases or large capital expenditures, JR East has been able to achieve a capacity increase over the 18 years since its establishment equivalent to roughly 3 times the average capacity of its major Tokyo competitors.

Shonan-Shinjuku Line—Removal of Bottleneck Increases Services

By sharing existing line segments with other services, JR East launched the Shonan-Shinjuku line in December 2001. The route, with a maximum length of more than 180 operating kilometers, has changed passenger flows by eliminating the need to change trains when traveling between suburban cities in the northern part and southern part of the Tokyo metropolitan area.

Initially, the Shonan-Shinjuku line carried 25 round-trip trains a day. The completion of a track overpass crossing near Ikebukuro station has enabled a significant increase in service volumes—particularly in the morning rush-hour period. In October 2004, JR East stepped up services from 38 to 64 round trips a day.

Daily passenger numbers have soared from about 30 thousand in the primary stage of the service, to more than 130 thousand as of March 2005. A JR East survey revealed that approximately 25% of those passengers had switched to the Shonan-Shinjuku line from rival railway services. A major driver of higher passenger volumes has been the marked increase in commuter-pass passengers, who are attracted by the line's upgraded rush-hour services.

Green Cars—Extended Coverage Area and Added Value

JR East aims to grow revenues and address passengers' seating needs by connecting double-decker *Green Cars* (first class cars) to local train services on a further three line sections from October 2004. Also, JR East has introduced two new services—*Green Car Suica System* and *Green Attendant*—for certain *Green Cars*.

The *Green Car Suica System* minimizes onboard ticket inspection by displaying *Suica*'s first class ticket purchase data on the ceiling above each seat. The *Green Attendant* initiative targets enhanced service and revenues. Under the system, staff of Nippon Restaurant Enterprise Co., Ltd., carry out onboard ticket inspection duties—lightened by the *Green Car Suica System*—while selling snacks and beverages. Moreover, JR East renewed the *Green Car* charge structure in October 2004. The resulting charge reductions are expected to generate heavier demand and to add about ¥5 billion to annual revenues.



JR East lines
Other lines

Rail lines around Tokyo


Green Car (first class car) railcars


Green Car Suica System

Reduced Crowding

In October 2004, JR East significantly reduced overutilization of the Saikyo line services—from approximately 210% to 170%—by increasing services on the Shonan-Shinjuku line, which shares sections of railway track with the Saikyo line. Steps to alleviate crowding on main lines in the Tokyo metropolitan area during the morning rush hour by developing new routes, increasing the number of railcars per train, introducing new wide-bodied railcars and railcars with longer seats, and using commuter liners to segregate passenger flows have reduced overutilization rates from 238% when JR East was established in fiscal 1988 to 189% as of fiscal 2005.

▸▸ OUTLOOK

E531's Joban Line Debut

July 2005 is slated for the introduction of the new E531 series train on the Joban line, a trunk line serving the Tokyo area. The E531 series will become JR East's first suburban commuter train with a top speed of 130km/h. Also, JR East will use the E531 series to run an hourly special rapid train during the daytime. The fastest service will cover the 66.0 kilometers from Ueno station to Tsuchiura station in 55 minutes—16 minutes less than the journey takes at present.

The Joban line's main rival is likely to be the Tsukuba Express, which will begin operations along a 58.3-kilometer stretch of track from August 24, 2005. With that in mind, JR East aims to heighten the Joban line's competitiveness through a range of operational initiatives (see page 30 for details).

Through Service with Tobu Railway Company

JR East and Tobu Railway Company have slated spring 2006 for the opening of a through limited express service linking Shinjuku station and Tobu's stations at Nikko and Kinugawa Onsen. It is expected that 460 thousand passengers per year will use the line as the shortest route from Shinjuku station to the Nikko–Kinugawa area, famous for its World Heritage-registered temples and shrines as well as some of Japan's best hot springs.

New Musashi Kosugi Station

In April 2005, JR East and the municipal government of Kawasaki, a city neighboring Tokyo with a population of 1.3 million, agreed on the construction of a new Musashi Kosugi station, which will be located near the intersection of the Nanbu line and the Yokosuka/Shonan-Shinjuku line and begin operations in fiscal 2010. Including transfers from the Toyoko line, which is owned and operated by Tokyu Corporation, 140 thousand people use the Nanbu line's Musashi Kosugi station every day. Following the opening of the new station, JR East expects a total of 180 thousand passengers will use the existing and new stations daily. Under the agreement, the municipal government will shoulder the cost of constructing the new station and an adjacent square, which constitutes the bulk of the ¥20 billion project cost.

Tohoku Through Line Concept

JR East aims to establish a new through route by laying additional double tracks between Ueno station, which is the terminus for northbound, medium-distance services, and Tokyo station, which is the terminus for southbound, medium-distance services. Service roll-out is slated for fiscal 2010, and the project is expected to cost approximately ¥30 billion.

JR East is confident that improvement of its network will heighten competitiveness with other railway companies by easing crowding, reducing travel times, and eliminating bothersome transfers.


E531 series railcar


Image of Tohoku through line


Omiya
Tsuchiura
Akabane
Ikebukuro
Tachikawa
Mejiro
Ueno
Nishi-Funabashi
Shinjuku
Tokyo
Meguro
Noborito
Shinagawa
Maihama
Haneda Airport
Musashi Kosugi
Omori
Yokohama
Yamanote line
Tohoku line / Takasaki line
Joban line
Tokaido line
Shonan-Shinjuku line
Under construction for the Tohoku through line
Enhanced Tokyo Metropolitan Area Network

Note: The stations and the lines in this map appear throughout the text, including in the non-transportation section.

Transportation—Intercity and Regional Networks, Travel Agency Services

INTERCITY AND REGIONAL NETWORKS

▸▸ OVERVIEW

Intercity and regional networks cover 5,367.8 kilometers, accounting for more than 70% of JR East's total network. Those networks provide non-Shinkansen intercity services and regional services not covered by the Tokyo metropolitan area network.

The intercity network mainly comprises limited express trains. JR East continues to upgrade services with the introduction of new-type railcars, more frequent departures, and more convenient connections to Shinkansen lines. For the regional network, JR East is working to improve business performance by reflecting customer trends in train scheduling to promote travel by railway and by raising efficiency through such measures as the introduction of trains that can be operated by only one crew member.

Particularly in rural areas, the advantages of automobiles are increasing due to highway construction and improvements in local road networks. JR East is adapting to this changing environment and seeking new earning opportunities by introducing a range of services that dovetail with road travel. Such initiatives include park and ride, bus, and rent-a-car services.

▸▸ TOPICS

Niigata Chuetsu Earthquake and Restoration Work

At 17:56 on October 23, 2004, a magnitude 6.8 earthquake epicentered on Chuetsu struck Niigata Prefecture damaging the embankments and other infrastructure along five lines at 86 locations. However, there were no derailments or injuries.

Intensive restoration efforts steadily restored services. After clearing blocked track sections, on December 27, 2004, services were resumed on all sections of the two lines that had been damaged. Although single-track operations remained in effect on certain sections, the restart of multiple-track operations on March 25, 2005, marked the full restoration of earthquake damaged line segments (see page 44 for details).

New Sendai Baseball Team

After choosing Fullcast Stadium Miyagi as its home ground, the Tohoku Rakuten Golden Eagles, a professional baseball team, began regular season games from spring 2005. It is a five-minute walk to the stadium's nearest station—Miyaginohara station on the Senseki line. To provide transportation to baseball fans, JR East increased train frequency to coincide with the end of games. And, because Miyaginohara station is only two stations from Sendai station, access to the Tohoku Shinkansen line is excellent. Inside the stadium, Nippon Restaurant Enterprise operates lunch-box wagons.

TRAVEL AGENCY SERVICES

▸▸ OVERVIEW

JR East sells travel packages mostly through its chain of *View Plaza* travel centers, mainly located in busy stations. In particular, JR East offers superior packages that leverage its railway network. JR East is working especially hard to offer travel packages that target specific customer groups based on detailed market research.

▸▸ TOPICS

Enhanced Package Tours

The scale of JR East's travel agency business model is unlike those of other travel agencies. JR East focuses on triggering "booms" that will stimulate railway usage and regional economies. After unearthing new tourist destinations within its service area, JR East develops related travel packages and advertises them extensively. By tying in JR East's railway network with accommodation facilities and tourist attractions, JR East brand travel packages —*View Travel Products*—are a major business catalyst



Joetsu line between Echigo Kawaguchi and Ojiya after the Earthquake



Restoration work on the Joetsu line



Joetsu line between Echigo Kawaguchi and Ojiya after restoration work

in the JR East service area. In fiscal 2005, 2.2 million people used *View Travel Products*, and JR East is rolling out more travel packages every year.

Aiming to respond more sensitively to market changes, JR East created a new organization at its Tokyo branch office in September 2004 that integrates overall marketing strategy for the Tokyo area and product development. Also, JR East sought to heighten the profile of *View Travel Products*. Until recently, those travel packages were mainly sold through JR East travel agencies. As a result, awareness of *View Travel Products* was relatively low in areas beyond the immediate vicinity of JR East's railway lines. To rectify this, JR East has been stepping up commission sales of *View Travel Products* through other travel agencies and highlighting the status of *View Travel Products* as a JR East brand.

Senior Travelers—Demand Creation

During fiscal 2006, JR East plans to inaugurate a club to encourage rail travel among senior citizens. JR East aims to stimulate increased use of its railway network by offering discounts and easing the age restrictions that apply to the six JR passenger companies' existing travel club. Also, JR East will conduct a variety of sales promotions through a members' magazine; the target is to recruit 1.8 million members by the end of fiscal 2009.

Travel Center for Growing Numbers of Overseas Visitors

To attract more overseas tourists to Japan and strengthen its marketing to those customers, JR East opened a JR East Travel Service Center at each of Narita Airport's two railway stations in November 2004. Japan's private and public sectors are currently making a concerted effort to vitalize the domestic economy by promoting tourism. The Japanese government has launched the Visit Japan Campaign, which aims to increase the number of non-Japanese tourists visiting Japan to 10 million a year by 2010. Thanks to those efforts, in 2004 a record-breaking 6.1 million people visited Japan from overseas—almost 1 million more than in the previous year.

eki-net

In April 2001, JR East launched the *eki-net* travel web site as a one-stop ticketing service. By using the site, customers can reserve JR line tickets, air tickets, rent-a-car, hotel rooms, and a variety of travel packages. Since its establishment, more than 1.3 million people have become registered *eki-net* members. JR East is working to introduce sales methods that require minimal staff intervention and curb the sales commission payments to companies outside the group. With that in mind, in December 2002 JR East launched the *eki-net* discount system, which offers passengers discounted fares if they reserve tickets through *eki-net* and collect them from an automated ticket vending machine.

Yahoo! Internet Guide, a monthly magazine issued by Softbank Publishing Inc., ranked *eki-net* third in the travel and ticket reservation category of its Web Site of the Year 2004 awards. In the previous year, *eki-net* placed fifth.


A scene at a *View Plaza* travel center


Demand creation among senior citizens


world eki-net
HOW TO USE THIS SERVICE
World eki-net site
http://www.world.eki-net.com/

Non-Transportation—Station Space Utilization

▸▸ OVERVIEW

JR East stations—used by roughly 16 million passengers a day—are JR East's largest management resource. JR East operates a wide range of businesses, including retail outlets and restaurants, to enhance customer convenience and comfort and to raise profitability.

Many of JR East's stations have high passenger volumes; 86 stations are used by more than 100 thousand passengers a day, including 32 used by more than 200 thousand passengers a day in fiscal 2005. Given those volumes, there is clearly significant potential for the further development of non-transportation services.

▸▸ TOPICS

Station Renaissance

JR East is aggressively pursuing ways to take full advantage of the potential of stations—its largest management resource—based on the *Station Renaissance* business strategy, which aims to simultaneously make stations more attractive and raise profitability. In that initiative, JR East seeks to reflect the customer's viewpoint and raise the group's value. Specifically, JR East is reassessing existing facilities thoroughly; optimizing the deployment of businesses for each station; and creating space for new businesses.

As part of the *Station Renaissance* strategy, JR East has developed stores and renewed existing stores to reflect the particular characteristics of respective stations at approximately 310 locations in the four-year period through March 2005, including 89 locations in fiscal 2005.

Ecute Omiya—A Business Model Is Born

Omiya station is one of Japan's major terminal stations, used by almost half a million passengers daily. In March 2005, JR East cut the tape on *Ecute* Omiya,* a commercial space in Omiya station, which was designed based on the concept of a "station-as-one-large-shop." Improvements to existing floor space and the creation of artificial ground above the station's south-side platforms have added 5,000 square meters of floor space, of which 2,300 square meters is for stores. JR East expects that *Ecute Omiya*'s 68 shops—all *Suica* electronic money compatible—will generate annual revenues of ¥5.5 billion. As well as being functional and barrier-free, *Ecute Omiya*'s design has decorated the station's concourse walls and floors to enhance the appeal of the entire station.

Ecute Omiya is the maiden project of JR East Station Retailing Co., Ltd., which has built an integrated system for the management of merchandising by commercial facilities, the selection of business partners, sales area management, sales promotions, and station environment plans that include railway facilities. This latest JR East initiative represents a new business paradigm for evolving new, unified spaces inside stations.

* *Ecute* is an acronym derived from: Eki—Japanese word for station —, Center, Universal, Together and Enjoy.

Development of *Dila* Station Shopping Malls

JR East operated shopping malls under the *Dila* trade name at 11 stations as of June 2005. In March 2005, JR East unveiled its latest *Dila* mall at Nishi-Funabashi station, which is a hub station that has lines running in seven directions and is used by 210 thousand passengers a day. JR East created approximately 2,100 square meters of shop-floor space, which is barrier-free, by constructing artificial ground above


Convenience store
Shops/Restaurants
Commercial space
Ticket gate
Station office
Artificial ground
Concept of *Station Renaissance*


food theater
A scene at *Ecute Omiya*

the station tracks on the north side of the station. All of the 21 differentiated stores in that area accept *Suica* electronic money. JR East is looking forward to annual sales of roughly ¥3.8 billion.



A scene at *Dila Nishi-Funabashi*

Station Retailing Operations

LET'S KIOSK outlets and *NEWDAYS* convenience stores are the mainstays of JR East's station retailing, which also includes strategically positioned specialist stores offering books, souvenirs, and other goods. JR East is steadily converting larger *LET'S KIOSK* outlets, those with floor areas of more than 15 square meters, into "walk-in" kiosks. The new walk-in format's shelves and large refrigerators stocked with enhanced lineups of food, beverages, and other products are attracting more female customers and generating brisk sales.

Convenience store operations are an extremely promising business format, with average daily store sales approaching those of major convenience store chains in Japan. JR East is striving to step up the efficiency of convenience store operations by further integrating product distribution and other systems. At *NEWDAYS* stores, on average *Suica* electronic money accounts for 7% of purchases and up to 15% at high-usage stores.

▸▸ ***STATION RENAISSANCE* PLANS**

Ecute Shinagawa* and *Ecute Tachikawa

Ecute Shinagawa will open for business in October 2005 at Shinagawa station, which is a terminal station in southern Tokyo used by 590 thousand people every day. The project entails the development of 1,600 square meters of shop-floor space, including improvements to the existing concourse. Meanwhile in western Tokyo, plans call for the fiscal 2007 launch of an *Ecute Tachikawa* at Tachikawa station, which is used by 300 thousand people a day. Both of those projects will build concourses on artificial ground above railway tracks to simultaneously enhance the stations' appeal by creating less crowded, barrier-free environments and to realize higher earnings by making new space for business. As with *Ecute Omiya*, JR East Station Retailing is heading the projects.

For regional terminals and stations, JR East has several other ambitious *Station Renaissance* initiatives in the pipeline.



KIOSK

LET'S KIOSK



KIOSK

LET'S KIOSK walk-in type



Image of *Ecute Shinagawa*

Non-Transportation—Shopping Centers & Office Buildings

▸▸ OVERVIEW

JR East's stations and surrounding land are assets with the potential to generate high profits. JR East's shopping centers and office buildings businesses offer passengers convenient shopping at stations while enhancing profitability through revenue from commercial tenants. As of June 2005, JR East operated 122 shopping centers and 15 office buildings.

▸▸ TOPICS

Office Building Development

JR East uses its office buildings to secure steady, long-term earnings from real estate leasing. As of June 2005, JR East operated 105,000 square meters of leasable office space in 15 buildings. Occupancy rates of very close to 100% make those buildings steadfast income source. The flagship *JR Shinagawa East Building*, opened in March 2004, is a perfect example of how JR East exploits direct station access, name recognition, and a reputation for reliability to attract tenants.

Station-Based Nursery Schools

JR East is developing nursery school operations to enhance its station services facilities and to contribute to local communities. JR East's basic development strategy is to establish space for nursery schools on land or in buildings that it owns and to recruit specialist nursery school operators as tenants. At present, JR East is focusing efforts on the area along the Saikyo line, where demand for child-minding services has grown due to an influx of young families. In April 2004, three nursery schools were opened, with a further three launched in April 2005. JR East's aim is to add value to the line by making it child-rearing friendly and sow the seeds of synergies that will underpin long-term, stable revenues from railway operations. As of June 2005, JR East leased premises to 16 station-based nursery schools.

Nursing Care Initiative

In April 2000, the Japanese government established a nursing care insurance system that created the social base for the provision of nursing care services by private companies. In response, JR East began nursing care operations to tap expected demand growth in Japan's aging society and to benefit local communities. Initially, those operations were centered on the Sendai area. However, in April 2004 JR East opened its first nursing care facility for the elderly in the Tokyo metropolitan area. The facility is near Omori station, which is used by 180 thousand passengers a day. Comprising 50 rooms and built on the former site of a JR East dormitory, the facility is fully occupied.

Expansion of *Lumine Omiya 2's* Floor Space

After increasing *Lumine Omiya 2's* floor space, JR East timed the renewed shopping center's opening to coincide with *Ecute Omiya's* March 2005 launch. JR East has expanded third floor of *Lumine Omiya 2,* which forms the upper level of *Ecute Omiya*, to create 1,700 square meters of shop-floor space. Aiming to clearly differentiate *Lumine Omiya 2* from *Ecute Omiya*, JR East has invited 29 new tenant stores to the revamped shopping center.



JR Shinagawa East Building



JR Tokyu Meguro Building



A scene in a station-based nursery school

Opening of *Odawara LUSCA*

Odawara station is a five-line hub station, including the lines of four other railway companies, used by 60 thousand JR East passengers a day. A shopping complex with five upper floors and one basement floor, *Odawara LUSCA* opened for business in June 2005. The center houses 88 stores and 6,400 square meters of shop-floor space. The center was erected on the old site of Odawara station's ground-level concourse and its third floor links directly to the elevated station concourse constructed in March 2004.



A scene of opening day of *Odawara LUSCA*

▸▸ OUTLOOK

Development Plans for Tokyo Station District

Projects are under way to create city spaces and urban landscapes in the area around Tokyo station, which is used by 740 thousand passengers a day. Such plans to reinvigorate the area around Tokyo station figure large in JR East's development of office buildings. By fully exploiting a site adjoining Tokyo station, JR East will create a state-of-the-art business center with the size and functional office space to cater to all manner of needs. By March 2007, JR East will have completed a multipurpose building with 35 upper floors and 4 basement floors on the north, Nihombashi side of the station that will include office, conference, and hotel zones. JR East began construction in October 2004, and the finished complex will have a total floor space of approximately 79,000 square meters. An independent JR East initiative, the project has an estimated cost of ¥28.0 billion.

On the station's west, Marunouchi side, JR East plans to conserve and restore the historic station building to its original form and revamp the square that it looks onto. On the station's east, Yaesu side, JR East is collaborating with four companies that own land in the area to develop twin 200-meter towers and a station-front plaza. The lot area is approximately 20,000 square meters and the completed building will have 360,000 square meters of floor space.
In September 2004, JR East broke ground for that series of construction projects, which are scheduled for completion in March 2011.

Construction of Noborito Station Shopping Center

At Noborito station, JR East is constructing a three-storey shopping center slated for opening in autumn 2006. On average, 130 thousand JR East passengers use the station, which stands at the intersection of the JR East's Nanbu line and Odakyu line operated by Odakyu Electric Railway. JR East is using space above the station tracks for the construction of the center. Meanwhile, the local government authority of Kawasaki City is paying for ongoing construction of an elevated station concourse and north-south access walkways.



Images of the multipurpose building on the Nihombashi side of Tokyo station and its lobby



Development plans for the Yaesu district at Tokyo station

Non-Transportation — Other Services

ADVERTISING AND PUBLICITY

▹▹ OVERVIEW

JR East's transportation advertising operations mainly focus on station concourses and railcars. In Japan, transportation is a major advertising medium, ranking higher than radio and next after television, newspapers, and magazines in terms of revenues. Transportation advertising accounted for 4.1%, or ¥238.4 billion, of the ¥5,857.1 billion that Japanese companies spent on advertising in fiscal 2005 (source: Dentsu Inc.).

As a medium, transportation advertising is unique in enabling companies to repeatedly appeal to potential customers as they commute to work or school and go about their everyday business. Further, companies can advertise more efficiently by selecting lines or stations that their target audiences use. On Tokyo's Yamanote line, for example, an 11-car train has space for about 2,000 separate highly visible advertisements.

In addition to selling conventional station poster and signboard space, JR East is working to increase revenues by marketing unused station spaces, such as automatic ticket gates and floors.

▹▹ TOPICS

In addition to promoting sales of conventional advertising mediums, JR East is aggressively developing new mediums that meet customer needs.

Railcar Body Advertising

JR East began to sell advertising space on its railcar bodies in February 2002. After initially focusing on the high-passenger-volume Yamanote line, which encircles downtown Tokyo, JR East expanded railcar body advertising to other lines in the Tokyo metropolitan area. Also, from September 2003 JR East introduced free-style designs to enable the creation of more dynamic advertisements.

In September 2004, JR East substantially increased the number of trains carrying railcar body advertisements on the Yamanote line. Also, JR East tailored its services to client needs even more accurately by increasing the combinations of train numbers and carrying durations that advertisers can choose from. Thanks to those initiatives, railcar body advertising on the Yamanote line posted a very impressive 239% year-on-year increase in revenues in fiscal 2005.

At the Forefront of IT

Rolled out in April 2002, E231 series railcars feature two 15-inch visual displays above each door that offer updates on the train's progress and advertisement videos. A very high proportion of passengers view the displays. Targeting higher advertising sales, JR East replaced the railcars of all 52 Yamanote line trains with E231s as of April 2005.

HOTEL OPERATIONS

▹▹ OVERVIEW

Hotels are a powerful vehicle for generating income from real estate holdings and creating synergies with railway and travel agency operations. JR East operates several types of hotels, including city, business, and long-stay hotels. As of June 2005, JR East had a total of approximately 5,000 guest rooms in 41 hotels.

JR East seeks to strengthen the overall operation of its hotels by managing them as a single, integrated chain—*JR East Hotel Chain*—that achieves economies of scale based on the utilization of the JR East network through such initiatives as joint advertising and purchasing. Further, JR East is working to build an efficient management organization and to bolster competitiveness by standardizing the chain's management systems.



Advertising on a railcar body



E231 series railcar's 15-inch visual displays on the Yamanote line



HOTEL METS Akabane

▸▸ **TOPICS**

Metropolitan Hotels

Metropolitan Hotels are an important part of the *JR East Hotel Chain*. JR East operated 10 of those hotels mainly in the Tokyo metropolitan area and at major terminal stations in regional cities as of June 2005. The hotels' prime locations nearby stations give them a competitive advantage. In addition, *Metropolitan Hotels* offer a range of sophisticated services that are optimally balanced among accommodation, restaurants, and facilities for receptions.

***HOTEL METS* Chain**

HOTEL METS are primarily business hotels that offer comfortable, reasonably priced rooms with facilities that are comparable with city hotel accommodation. As of June 2005, JR East operated 16 *HOTEL METS*, primarily in the Tokyo metropolitan area. Almost all of those hotels are either directly linked with or close to stations.

***Hotel Dream Gate Maihama* Tops 20,000 Occupancies**

In December 2004, only 285 days after its launch, *Hotel Dream Gate Maihama* cleared cumulative occupancies of 20,000 rooms. The hotel is situated underneath the elevated railway tracks of Maihama station, used by 130 thousand passengers daily, adjacent to Tokyo Disney Resort. The hotel has 80 rooms, largely catering to the needs of families and tourist groups. Due in part to its reasonable prices, almost all of the guest rooms have been occupied since the hotel opened. In August 2004, average room occupancy reached 98%.

Hotel Dream Gate Maihama is the first-ever hotel to be built under elevated railway tracks. In the past, such areas were unsuitable for the development of hotels or offices due to the vibration and noise caused by trains passing overhead. However, a new construction technique jointly developed by JR East and Takenaka Corporation has achieved a dramatic reduction of vibration and noise.

Opening of *HOTEL METS Akabane*

In May 2005, JR East unveiled the 120-room *HOTEL METS Akabane* at Akabane station, which 170 thousand passengers use daily.

OTHER SERVICES

▸▸ **TOPICS**

Launch of *Jexer Fitness Club Akabane*

Capitalizing on a site beneath elevated railway tracks on the south side of Akabane station, *Jexer Fitness Club Akabane* will begin operations in July 2005. Boasting 4,700 square meters of floor space, the new facility will be the largest of its kind in the area and the sixth fitness club that JR East has opened under its *Jexer* brand name. The club is only three minutes on foot from Akabane station. Moreover, JR East will enhance accessibility by adding an approximately 100-vehicle parking lot.



Image of *Jexer Fitness Club Akabane*


DREAM GATE

Hotel Dream Gate Maihama


Airborne sound
Airborne sound
Vibration
Rubber
Suspension bar
Column
Pit
Oil damper
Beam
Rubber

Image of a suspended vibration and seismic isolation system

At 17:56 on October 23, 2004, a magnitude 6.8 earthquake epicentered on Chuetsu struck Niigata Prefecture, causing the most extensive structural damage that JR East has suffered since its establishment. The following report details the impact of that earthquake on JR East and the forward-looking measures that it has taken in response.

IMPACT OF NIIGATA CHUETSU EARTHQUAKE

(1)DAMAGE SUMMARY

Joetsu Shinkansen Line

- Eight cars of the *Toki* No. 325's ten cars, which had been traveling outbound between Urasa and Nagaoka, were derailed. This was the first Shinkansen derailment since Shinkansen began operations. None of the 154 people onboard the *Toki* No. 325 was injured.
- At the site of the derailment, rails were dislodged over an approximately 900-meter section of the line, and track slab and rail fastenings along an approximately 1.6-kilometer section of track were damaged.
- Five tunnels between Urasa and Nagaoka suffered damage, including dislodged wall masonry and raised track beds.
- Extensive damage to bridges and elevated railway tracks included facing concrete dislodgment.

Conventional Lines

- Five lines were damaged: the Joetsu line, the Shinetsu line, the Echigo line, the Iiyama line, and the Tadami line. There were no derailments or injuries.
- Damage occurred at 86 locations, primarily collapsed slopes and embankments; damaged tunnels; and deformed bridge structures, stations, yards, and signal stations.

Shinanogawa Power Station

- JR East owns three hydroelectric power plants along the Shinanogawa River (collectively known as the Shinanogawa Power Station), which are mainly used to secure electric power for trains operating in the Tokyo metropolitan area. All three plants were damaged.
- The damage primarily consisted of dam fissures, penstock leakages, and transformer damage.

(2)RESTORATION PROGRESS

	Status	Date	Number of days required
Joetsu Shinkansen line	Operations resumed	December 28, 2004	Restored in 66 days
Conventional lines	Operations resumed on all lines	December 27, 2004	Restored in 65 days
	Multiple-track operations resumed on all lines	March 25, 2005	Restored in 153 days
Shinanogawa Power Station	Power generation partially resumed	February 1, 2005	Restoration in progress

(3)FINANCIAL IMPACT

Losses totaling ¥60.3 billion were incurred as a result of the Niigata Chuetsu Earthquake. JR East recorded the entire amount in financial statements for the fiscal year ended March 31, 2005.

Losses Incurred as a Result of Niigata Chuetsu Earthquake

Total of estimated decrease in operating revenues: ¥14.1 billion	
Transportation	¥13.0 billion
Non-Transportation	¥1.1 billion
Total costs: ¥46.2 billion	
Operating expenses: ¥5.6 billion	
Cost of replacement services provided by buses, electricity purchases, etc.	¥5.6 billion
Extraordinary losses: ¥40.6 billion	
Earthquake-damage losses: ¥11.9 billion	
Cost of railway facilities restoration	¥10.2 billion
Cost of Shinanogawa Power Station restoration	¥1.7 billion
Provision for allowance for earthquake-damage losses: ¥28.7 billion	
Cost of railway facilities restoration	¥6.0 billion
Cost of Shinanogawa Power Station restoration	¥17.4 billion
Increase in fiscal 2006 power costs	¥5.3 billion

EARTHQUAKE COUNTERMEASURES GOING FORWARD

In addition to doing everything possible to bring forward the implementation of engineering projects to strengthen the earthquake resistance of elevated railway track pillars and other structures, JR East intends to upgrade its earthquake early detection system for Shinkansen lines. Further, JR East will analyze the causes of Shinkansen derailment, post-derailment railcar dynamics, the causes of tunnel damage, and other factors and reflect the results in operations.

Countermeasures for Major Earthquakes

Item		Amount	Amount (Billions of Yen)	Scheduled completion
Elevated railway track pillars (shearing-damage-first type)	Shinkansen lines	5,200 pillars	18	By fiscal 2008
	Conventional lines	2,700 pillars	14	By fiscal 2009
Bridge supports (shearing-damage-first type)	Shinkansen lines	2,570 supports	19	By fiscal 2008
	Conventional lines	750 pillars	6	By fiscal 2009
Station buildings, etc.		80 buildings	8	By fiscal 2009
Upgrade of earthquake early detection system for Shinkansen lines		—	1	By fiscal 2007
Other		—	4	
Total		—	70	

Financial Section



Contents

Eleven-Year Summary

East Japan Railway Company and Subsidiaries
Years ended March 31

	1995	1996	1997
Operating results			
Operating revenues	2,447,955	2,473,200	2,513,790
Operating expenses	2,034,546	2,059,384	2,097,388
Operating income	413,409	413,816	416,402
Net income	65,545	68,431	70,661
Segment information (*1)			
Operating revenues from outside customers:			
Transportation	N/A	N/A	N/A
Station space utilization	N/A	N/A	N/A
Shopping centers & office buildings	N/A	N/A	N/A
Other services	N/A	N/A	N/A
Total	N/A	N/A	N/A
Segment information (*2)			
Operating revenues from outside customers:			
Transportation	1,837,806	1,839,095	1,855,994
Merchandise sales	355,958	357,598	363,403
Real estate leasing	254,191	276,507	144,927
Other services			149,466
Total	2,447,955	2,473,200	2,513,790
Financial Position			
Total assets	7,291,152	7,345,760	7,384,463
Long-term debt (including current portion)	2,255,471	2,247,931	2,223,163
Railway facilities purchase liabilities (including current portion) (*3)	2,912,176	2,851,373	2,812,547
Total long-term debt (sum of two items above)	5,167,647	5,099,304	5,035,710
Total shareholders' equity	621,292	669,291	719,510
Cash flows (*4)			
Cash flows from operating activities	419,935	504,761	497,242
Cash flows from investing activities	(351,321)	(342,507)	(419,923)
Cash flows from financing activities	(54,251)	(99,288)	(77,240)
Per share data			
Earnings	16,386	17,108	17,665
Shareholders' equity	155,323	167,323	179,878
Cash dividends (*5)	5,000	5,000	5,000
Ratios			
Net income as a percentage of revenues	2.7	2.8	2.8
Return on average equity (ROE)	10.9	10.6	10.2
Ratio of operating income to average assets (ROA)	5.8	5.7	5.7
Equity ratio	8.5	9.1	9.7
Total long-term debt to shareholders' equity	8.3	7.6	7.0
Other data			
Depreciation	288,138	275,589	274,133
Capital expenditures (*6)	N/A	261,582	325,066
Interest expense	291,266	279,783	256,063
Number of consolidated subsidiaries (As of March 31)	69	72	73
Number of employees (*7)	91,520	90,405	89,593

*1 *The business segmentation was changed to four new segments beginning with the year ended March 31, 2002.*
The information for the year ended March 31, 2001, has been reclassified according to the new business segmentation.
*2 Real estate leasing was separated from other services beginning with the year ended March 31, 1998.
*3 *Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities.*
*4 Due to a change in accounting standards, statements of cash flows after the year ended March 31, 2000, use presentation methods different to *those of previous years.*
*5 The total amount of dividends for the year ended March 31 comprises interim dividends for the interim period ended September 30 and year-end dividends for the year ended March 31, which was decided at the shareholders' annual meeting in June.
*6 *These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.*
*7 Beginning with the year ended March 31, 2000, number of employees excludes employees assigned to other companies and employees on temporary leave.
*8 Upon the merger of Japan Railways Group Mutual Aid Association into the Welfare Pension, the Company shared the shortage of the assets to be *transferred amounting to ¥77,566 million. This was paid in a lump sum and was accounted for as a long-term prepaid expense included in the* other item of other assets on the balance sheets and was charged to income from the year ended March 31, 1998, to the year ended March 31, 2002, on a straight-line basis.

Millions of Yen (except for Per share data, Ratios, Number of consolidated subsidiaries, and Number of employees)

1998	1999	2000	2001	2002	2003	2004	**2005**
2,514,808	2,483,594	2,502,909	2,546,041	2,543,378	2,565,671	2,542,297	**2,537,481**
2,146,109	2,149,122	2,160,952	2,222,290	2,227,038	2,222,576	2,190,877	**2,178,946**
368,699	334,472	341,957	323,751	316,340	343,095	351,420	**358,535**
66,235	21,929	66,963	69,174	47,551	97,986	119,866	**111,592**
N/A	N/A	N/A	1,801,370	1,789,599	1,800,434	1,798,132	**1,781,776**
N/A	N/A	N/A	348,994	368,553	368,961	366,438	**369,790**
N/A	N/A	N/A	165,818	165,276	170,321	175,180	**181,956**
N/A	N/A	N/A	229,859	219,950	225,955	202,547	**203,959**
N/A	N/A	N/A	2,546,041	2,543,378	2,565,671	2,542,297	**2,537,481**
1,836,237	1,808,925	1,799,051	1,805,663	N/A	N/A	N/A	**N/A**
365,964	356,260	379,213	386,033	N/A	N/A	N/A	**N/A**
154,905	158,515	143,432	152,438	N/A	N/A	N/A	**N/A**
157,702	159,894	181,213	201,907	N/A	N/A	N/A	**N/A**
2,514,808	2,483,594	2,502,909	2,546,041	N/A	N/A	N/A	**N/A**
7,381,794	7,287,033	7,308,391	7,247,089	7,022,271	6,853,403	6,781,692	**6,716,268**
2,285,063	2,320,246	2,319,664	2,307,483	2,060,838	1,942,983	1,940,321	**1,940,255**
2,713,737	2,610,966	2,499,023	2,392,241	2,318,997	2,174,581	2,034,203	**1,892,827**
4,998,800	4,931,212	4,818,687	4,699,724	4,379,835	4,117,564	3,974,524	**3,833,082**
765,424	766,880	856,401	923,568	930,746	981,856	1,100,176	**1,183,546**
410,662	365,296	474,715	455,470	455,045	433,304	387,061	**407,737**
(379,156)	(282,082)	(292,438)	(266,319)	(105,645)	(196,422)	(234,591)	**(214,948)**
(52,674)	(72,298)	(168,133)	(161,109)	(433,589)	(310,658)	(196,193)	**(209,041)**
16,559	5,482	16,741	17,294	11,888	24,453	29,928	**27,868**
191,356	191,720	214,100	230,892	232,687	245,463	275,052	**296,106**
5,000	5,000	5,000	5,000	5,000	8,000	6,000	**6,500**
2.6	0.9	2.7	2.7	1.9	3.8	4.7	**4.4**
8.9	2.9	8.3	7.8	5.1	10.2	11.5	**9.8**
5.0	4.6	4.7	4.4	4.4	4.9	5.2	**5.3**
10.4	10.5	11.7	12.7	13.3	14.3	16.2	**17.6**
6.5	6.4	5.6	5.1	4.7	4.2	3.6	**3.2**
283,711	319,687	329,583	329,651	321,995	322,564	322,300	**317,957**
268,425	258,080	288,106	296,957	301,781	307,579	313,911	**319,912**
243,017	230,887	220,421	205,155	187,601	173,298	160,944	**148,431**
80	81	96	96	101	101	98	**92**
89,008	87,880	82,747	82,285	80,200	78,760	77,009	**74,923**

*9 Net income decreased significantly in the year ended March 31, 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation. (See page 77, "JR East Background—Disposition of Long-Term Liabilities of JNR")

*10 Beginning with the year ended March 31, 1999, the declining balance method has generally been applied with respect to depreciation for structures related to Shinkansen railway fixtures. The straight-line method had been applied prior to the year ended March 31, 1999.

*11 Accounting Standards for Financial Instruments were adopted beginning with the year ended March 31, 2001.

*12 Tax effect accounting was adopted beginning with the year ended March 31, 2000.

*13 Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001. (See note 15 to consolidated financial statements)

*14 Accounting Standards for Impairment of Fixed Assets were early adopted beginning with the year ended March 31, 2005. (See note 2 to consolidated financial statements)

OPERATING REVENUES

Years ended March 31


(billions of yen)
3,000
2,500
2,000
1,500
1,000
500
0
'01 '02 '03 '04 '05

Transportation
Station Space Utilization
Shopping Centers & Office Buildings
Other Services

BREAKDOWN OF REVENUES FROM PASSENGER TICKETS

Year ended March 31, 2005



Shinkansen Network	27.9%
Commuter Passes	1.4%
Non-Commuter Passes	*26.5%*
Conventional Lines	72.1%
Tokyo Metropolitan Area	51.1%
Commuter Passes	20.7%
Non-Commuter Passes	30.4%
Other Areas	21.0%
Commuter Passes	7.1%
Non-Commuter Passes	13.9%

Forward-looking statements in the following discussion and analysis are judgments of JR East as of March 31, 2005.

KEY ACCOUNTING POLICIES AND ESTIMATES

JR East prepares financial statements in accordance with accounting principles generally accepted in Japan. Forward-looking estimates included in those financial statements are based on a variety of factors that, in light of JR East's past performance and circumstances, can be reasonably assumed to have affected results for assets and liabilities on the consolidated settlement date and consolidated revenues and expenses in fiscal 2005, ended March 31, 2005. JR East continuously assesses those factors. Actual results may differ materially from those estimates, given the uncertainty of forward-looking statements.

PERFORMANCE ANALYSIS

Operating Revenues

Operating revenues edged down 0.2% year on year, to ¥2,537.5 billion ($23,715 million), as a result of a decline in transportation segment operating revenues, which offset increases in operating revenues from the station space utilization, the shopping centers & office buildings, and the other services segments.

In transportation, operating revenues from outside customers decreased 0.9%, to ¥1,781.8 billion ($16,652 million). This decline was attributable to a 0.8% decrease in revenues from passenger tickets in railway operations, to ¥1,653.3 billion ($15,451 million), which resulted from a downturn in non-commuter passes revenues for Shinkansen lines and conventional lines that accompanied the October 2004 Niigata Chuetsu Earthquake.

In the Shinkansen network, passenger kilometers were down 1.9%, to 18.4 billion, due to a substantial slump in transportation volume on the Joetsu Shinkansen line following the Niigata Chuetsu Earthquake. Buoyed by the opening of Honjo Waseda station, revenues from commuter passes increased 2.8%, to ¥22.1 billion ($206 million). However, non-commuter passes revenues declined 1.4%, to ¥438.5 billion ($4,098 million), as a result of lower revenues from the Joetsu Shinkansen line, which counteracted favorable revenues from the Tohoku Shinkansen line mainly in the Tokyo metropolitan area and environs. Consequently, revenues from passenger tickets decreased 1.2% year on year, to ¥460.5 billion ($4,304 million).

In the Tokyo metropolitan area network, passenger kilometers were 76.7 billion, remaining at approximately the same level as in the previous fiscal year as the impact of frequent typhoons cancelled out the upturn in passengers that stemmed from increased train services. Although usage of commuter passes grew, a higher proportion of passengers purchased six-month passes, which offer a higher discount. As a result, revenues from commuter passes edged down 0.1%, to ¥342.8 billion ($3,204 million). Also, non-commuter passes revenues declined 0.4%, to ¥502.5 billion ($4,697 million), due to the influence of the leap year in fiscal 2004 and the effect of frequent typhoons in fiscal 2005, which offset higher revenues from stepped-up train services on the Shonan-Shinjuku line and the further introduction of *Green Cars* (first class cars) to local train services. As a result, revenues from passenger tickets decreased 0.3%, to ¥845.4 billion ($7,901 million).

In the intercity and regional networks, passenger kilometers declined 0.6%, to 30.1 billion, due to lackluster usage of non-commuter passes and the effect of the Niigata Chuetsu Earthquake. Revenues from passenger tickets of ¥347.1 billion ($3,244 million) were 1.6% less than in the

* The business segmentation was changed to four new segments beginning with the year ended March 31, 2002.
The information for the year ended March 31, 2001, has been reclassified according to the new business segmentation.

previous fiscal year, reflecting decreases of 0.2% in revenues from commuter passes, to ¥117.7 billion ($1,100 million), and 2.3% in non-commuter passes revenues, to ¥229.4 billion ($2,144 million).

In non-transportation, operating revenues from outside customers were as follows.

Station space utilization operations posted a 0.9% increase, to ¥369.8 billion ($3,456 million), on the back of brisk sales at stores on station premises. Shopping centers & office buildings operations achieved 3.9% growth, to ¥182.0 billion ($1,700 million), thanks to renewals of existing shopping centers and openings of new shopping centers. Other services operations recorded a 0.7% upturn, to ¥204.0 billion ($1,907 million), which resulted from increases in revenues from East Japan Marketing & Communications, Inc., and JR East Japan Information Systems Company.

Operating Expenses

Operating expenses edged down 0.5% year on year, to ¥2,178.9 billion ($20,364 million), and accounted for 85.9% of operating revenues compared with 86.2% in fiscal 2004.

Transportation, other services and cost of sales decreased 1.0%, to ¥1,677.9 billion ($15,682 million), because of reductions in personnel expenses and depreciation as well as lower other expenses achieved through rigorous cost cutting.

Selling, general and administrative expenses rose 1.0%, to ¥501.0 billion ($4,682 million), due to an increase in taxes related to the introduction of pro forma standard taxation, which counteracted reduced personnel expenses resulting from a reduction in employee numbers.

Operating Income

Operating income increased 2.0% year on year, to ¥358.5 billion ($3,351 million). Operating income as a percentage of operating revenues rose from 13.8% in fiscal 2004 to 14.1%.

Other Income (Expenses)

Other expenses climbed 23.2%, to ¥158.3 billion ($1,480 million). This increase was attributable to impairment losses on fixed assets associated with the early adoption of Accounting Standards for Impairment of Fixed Assets and the recording of earthquake-damage losses and provision for allowance for earthquake-damage losses as a result of the Niigata Chuetsu Earthquake on October 2004. In addition, JR East further reduced interest-bearing debt. Although losses for redemption of bonds were recorded because a portion of interest-bearing debt was redeemed based on debt assumption agreements, interest payments on total debt decreased compared with the previous fiscal year.

That increase in other expenses offset an increase in other income associated with the aggressive streamlining of assets, which resulted in gain on sales of investment in securities, such as Vodafone K.K. shares, and gain on sales of fixed assets, and the recording of gain on sales of transferable development air rights.

TREND OF OPERATING INCOME AND CASH FLOWS

Years ended March 31


(Billions of yen)
500
400
300
200
100
0
-100
-200
-300
-400
-500
'01
'02
'03
'04
'05
Operating Income
Cash Flows from Operating Activities
Cash Flows from Investing Activities
Cash Flows from Financing Activities
Free Cash Flow

Income before Income Taxes

Income before income taxes decreased 10.2%, to ¥200.2 billion ($1,871 million). Income before income taxes as a percentage of operating revenues was 7.9%, compared with 8.8% in the previous fiscal year.

Income Taxes

The actual effective income tax rate, after applying tax effect accounting, decreased from 44.8% in fiscal 2004 to 43.1%. The aggregate standard effective tax rate was 40.5%. The reduction in the actual effective income tax rate was mainly due to a reduction in the aggregate standard effective tax rate that resulted from the introduction of pro forma standard taxation for enterprise taxes.

Minority Interests in Net Income of Consolidated Subsidiaries

Minority interests in net income of consolidated subsidiaries—primarily minority interests in income of LUMINE Co., Ltd., and Union Construction Co., Ltd.—were down 26.8%, to ¥2.2 billion ($21 million).

Net Income

Net income decreased 6.9% from the all-time-high level of the previous fiscal year, to ¥111.6 billion ($1,043 million). Earnings per share declined from ¥29,928 in fiscal 2004 to ¥27,868 ($260). Net income as a percentage of operating revenues edged down from 4.7% in the previous fiscal year to 4.4%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities was up ¥20.7 billion, to ¥407.7 billion ($3,811 million), reflecting lower payments of income taxes, which offset a decrease in income before income taxes.

Net cash used in investing activities of ¥214.9 billion ($2,009 million) was ¥19.6 billion less than in fiscal 2004, with increases in proceeds from sales of fixed assets and gain on sales of investments in securities, such as Vodafone K.K. shares, compensating for increased payments for purchases of fixed assets associated with the following capital expenditures.

In transportation, capital expenditures comprised the maintenance and renewal of transportation facilities that emphasized safety measures, the development of transportation capabilities, and the improvement of passenger services. In station space utilization, capital expenditures mainly targeted the *Station Renaissance* program, which included the construction of *Ecute Omiya* at Omiya station to realize a new business model for retailing development in station premises. In shopping centers & office buildings, capital expenditures primarily comprised construction projects on the Yaesu side of Tokyo station, the construction of *Tokyo Building,* and the renewal of existing shopping centers.
In other services, capital expenditures primarily focused on the development and upgrading of information systems, the renewal of sports facilities, and the construction of *HOTEL METS*.

In addition, free cash flows grew ¥40.3 billion, to ¥192.8 billion ($1,802 million).

Net cash used in financing activities increased ¥12.8 billion, to ¥209.0 billion ($1,954 million), which mainly resulted from payments for acquisition of treasury stock, and a ¥144.5 billion ($1,350 million) reduction in total long-term debt that was larger than in the previous fiscal year.
Consequently, cash and cash equivalents at end of year, which were ¥82.9 billion at the end of fiscal 2004, declined ¥16.1 billion, to ¥66.8 billion ($624 million).

Financial Policy

Total long-term debt at the end of fiscal 2005 was ¥3,833.1 billion ($35,823 million). That debt consists of long-term liabilities incurred for purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities and other facilities, bonds, and long-term loans.

Long-term liabilities incurred for purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities are paid in equal semi-annual installments, consisting of principal and interest payments, and are divided into the following three tranches.

a. ¥1,079.2 billion ($10,086 million) payable at a variable interest rate (annual interest rate in fiscal 2005: 4.50%) through March 31, 2017.

b. ¥422.8 billion ($3,952 million) payable at a fixed annual interest rate of 6.35% through March 31, 2017.

c. ¥355.7 billion ($3,324 million) payable at a fixed annual interest rate of 6.55% through September 30, 2051.

(Amounts as of March 31, 2005)

In addition, at fiscal year-end JR East had long-term liabilities incurred for purchase of railway facilities of ¥19.1 billion ($178 million) for the Akita hybrid Shinkansen and ¥16.0 billion ($150 million) for Tokyo Monorail (See note 12).

Since fiscal 1998, JR East has made annual early repayments of long-term liabilities incurred for purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities based on an agreement with the Japan Railway Construction, Transport and Technology Agency. JR East made early repayments of ¥47.9 billion ($447 million) in fiscal 2005. Plans call for annual early repayments through fiscal 2007.

In fiscal 2002, JR East introduced a cash management system that has integrated the management of the group's cash and funding, which used to be carried out separately by subsidiaries, with the aim of reducing JR East's total long-term debt. Also, JR East is enhancing capital management methods that include offsetting internal settlements among subsidiaries and consolidating payments by subsidiaries.

In the year ended March 31, 2005, JR East issued seven unsecured straight bonds, with a total nominal amount of ¥130.0 billion ($1,215 million) and maturities from 2012 through 2024.

Rating and Investment Information, Inc. (R&I), a Japanese rating agency, rated these bonds AA+. Further, JR East's long-term ratings from Standard & Poor's and Moody's were AA– and Aa2, respectively, through the fiscal year ended March 31, 2005.

In order to respond to short-term financing requirements, JR East has bank overdraft facilities with its principal banks totaling ¥60.0 billion ($561 million). R&I and Moody's rated JR East's commercial paper a–1+ and P–1, respectively, as of the end of fiscal 2005. JR East had outstanding commercial paper of ¥5.0 billion ($47 million) and no bank overdrafts on March 31, 2005.

JR East does not maintain committed bank credit lines (a financing framework that permits unrestricted borrowing within contract limits based on certain conditions).

TOTAL LONG-TERM DEBT

Years ended March 31


(Billions of yen)
5,000
4,000
3,000
2,000
1,000
0
'01
'02
'03
'04
'05
Long-term liabilities incurred for purchase of railway facilities
Long-term debt

Consolidated Balance Sheets

East Japan Railway Company and Subsidiaries
March 31, 2004 and 2005

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2004	**2005**	**2005**
Assets			
Current Assets:			
Cash and cash equivalents (Note 4)	¥ 82,935	¥ **66,781**	$ **624**
Receivables:			
Accounts receivable–trade	151,062	**172,332**	**1,611**
Unconsolidated subsidiaries and affiliated companies	5,152	**5,442**	**51**
Other	21,723	**19,282**	**180**
Allowance for doubtful accounts (Note 2)	(1,720)	**(1,663)**	**(16)**
	176,217	**195,393**	**1,826**
Inventories (Notes 2 and 5)	39,069	**33,157**	**310**
Real estate for sale (Notes 2 and 6)	12,005	**11,375**	**106**
Deferred income taxes (Note 14)	55,270	**64,827**	**606**
Other current assets	23,605	**26,117**	**244**
Total current assets	389,101	**397,650**	**3,716**
Investments:			
Unconsolidated subsidiaries and affiliated companies (Notes 2 and 7)	38,004	**37,616**	**352**
Other (Notes 2 and 8)	113,463	**120,849**	**1,129**
	151,467	**158,465**	**1,481**
Property, Plant and Equipment (Notes 2 and 10):			
Buildings	1,855,382	**1,878,760**	**17,559**
Fixtures	4,885,143	**4,943,789**	**46,204**
Machinery, rolling stock and vehicles	2,174,301	**2,207,193**	**20,628**
Land	2,117,484	**2,026,942**	**18,943**
Construction in progress	140,068	**151,736**	**1,418**
Other	148,672	**153,138**	**1,431**
	11,321,050	**11,361,558**	**106,183**
Less accumulated depreciation	5,382,325	**5,560,850**	**51,971**
Net property, plant and equipment	5,938,725	**5,800,708**	**54,212**
Other Assets:			
Long-term deferred income taxes (Note 14)	159,702	**199,818**	**1,867**
Consolidation difference (Note 2)	3,340	**2,314**	**22**
Other	139,357	**157,313**	**1,471**
	302,399	**359,445**	**3,360**
	¥ 6,781,692	¥ **6,716,268**	$ **62,769**

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2004	2005	2005
Liabilities and Shareholders' Equity			
Current Liabilities:			
Commercial paper	¥ —	¥ **5,000**	$ **47**
Current portion of long-term debt (Note 11)	124,367	**158,453**	**1,481**
Current portion of long-term liabilities incurred for purchase of railway facilities (Note 12)	143,179	**147,612**	**1,380**
Prepaid railway fares received	104,909	**103,404**	**966**
Payables:			
Accounts payable–trade	47,884	**47,864**	**447**
Unconsolidated subsidiaries and affiliated companies	39,975	**43,387**	**405**
Other	382,527	**353,002**	**3,300**
	470,386	**444,253**	**4,152**
Accrued expenses	116,852	**116,061**	**1,085**
Accrued consumption tax (Note 13)	13,397	**12,822**	**120**
Accrued income taxes (Note 14)	68,479	**71,783**	**671**
Other current liabilities	28,177	**56,980**	**531**
Total current liabilities	1,069,746	**1,116,368**	**10,433**
Long-Term Debt (Note 11)	1,815,954	**1,781,802**	**16,652**
Long-Term Liabilities Incurred for Purchase of Railway Facilities (Note 12)	1,891,024	**1,745,215**	**16,310**
Accrued Employees' Severance and Retirement Benefits (Notes 2 and 15)	595,569	**598,923**	**5,597**
Deposits Received for Guarantees	196,006	**182,087**	**1,702**
Long-Term Deferred Tax Liabilities (Note 14)	3,781	**1,861**	**17**
Other Long-Term Liabilities	79,949	**80,224**	**752**
Minority Interests	29,487	**26,242**	**245**
Contingent Liabilities (Note 16)			
Shareholders' Equity (Notes 17 and 21):			
Common stock:			
Authorized 16,000,000 shares;			
Issued, 2004 and 2005—4,000,000 shares;			
Outstanding, 2004—3,999,235 shares and 2005—3,996,290 shares	200,000	**200,000**	**1,869**
Capital surplus:			
Additional paid-in capital	96,600	**96,600**	**903**
Total capital surplus	96,600	**96,600**	**903**
Retained earnings	771,233	**856,664**	**8,006**
Net unrealized holding gains on securities	32,794	**32,552**	**304**
Treasury stock, at cost, 765 shares in 2004 and 3,710 shares in 2005	(451)	**(2,270)**	**(21)**
Total shareholders' equity	1,100,176	**1,183,546**	**11,061**
	¥6,781,692	**¥6,716,268**	**$62,769**

Consolidated Statements of Income

East Japan Railway Company and Subsidiaries
Years ended March 31, 2003, 2004 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2003	2004	**2005**	**2005**
Operating Revenues (Note 18)	¥2,565,671	¥2,542,297	**¥2,537,481**	**$23,715**
Operating Expenses (Note 18):				
Transportation, other services and cost of sales	1,712,629	1,695,026	**1,677,930**	**15,682**
Selling, general and administrative expenses	509,947	495,851	**501,016**	**4,682**
	2,222,576	2,190,877	**2,178,946**	**20,364**
Operating Income (Note 18)	343,095	351,420	**358,535**	**3,351**
Other Income (Expenses):				
Interest expense on short- and long-term debt	(54,331)	(49,889)	**(44,331)**	**(414)**
Interest expense incurred for purchase of railway facilities	(118,967)	(111,055)	**(104,100)**	**(973)**
Losses for redemption of bonds (Note 11)	—	—	**(24,003)**	**(224)**
Devaluation losses on investment in securities	(17,029)	—	**—**	**—**
Loss on sales of fixed assets	(28,869)	(10,674)	**(11,010)**	**(103)**
Social insurance charges (Note 2)	—	(9,697)	**—**	**—**
Impairment losses on fixed assets (Notes 2, 10 and 18)	—	—	**(46,355)**	**(433)**
Earthquake-damage losses (Note 3)	—	—	**(11,933)**	**(112)**
Provision for allowance for earthquake-damage losses (Note 3)	—	—	**(28,647)**	**(268)**
Interest and dividend income	1,789	2,211	**1,257**	**12**
Equity in net income of affiliated companies	324	352	**290**	**3**
Gain on sales of investment in securities	17,134	12,816	**39,517**	**369**
Gain on sales of transferable development air rights	—	—	**26,685**	**249**
Gain on sales of fixed assets	42,205	18,177	**38,914**	**364**
Devaluation losses on fixed assets (Note 2)	(14,809)	—	**—**	**—**
Other, net	22,866	19,204	**5,382**	**50**
	(149,687)	(128,555)	**(158,334)**	**(1,480)**
Income before Income Taxes	193,408	222,865	**200,201**	**1,871**
Income Taxes (Note 14):				
Current	150,114	142,901	**137,409**	**1,284**
Deferred	(57,607)	(42,970)	**(51,046)**	**(477)**
Minority Interests in Net Income of Consolidated Subsidiaries	(2,915)	(3,068)	**(2,246)**	**(21)**
Net Income	¥ 97,986	¥ 119,866	**¥ 111,592**	**$ 1,043**

	Yen			U.S. Dollars (Note 2)
Earnings per Share (Note 2)	¥24,453	¥29,928	**¥27,868**	**$260**

See accompanying notes.

Consolidated Statements of Shareholders' Equity

East Japan Railway Company and Subsidiaries
Years ended March 31, 2003, 2004 and 2005

	Number of Issued Shares of Common Stock	Millions of Yen Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains (Losses) on Securities	Treasury Stock
Balance at March 31, 2002	4,000,000	¥200,000	¥96,600	¥607,376	¥ 26,770	¥ —
Increase due to addition of consolidated subsidiaries, and other	—	—	—	10	—	—
Net income	—	—	—	97,986	—	—
Cash dividends (¥6,500 per share)	—	—	—	(26,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(176)	—	—
Net unrealized holding losses on securities	—	—	—	—	(20,259)	—
Adoption of new accounting standard for treasury stock (Note 17)	—	—	—	—	—	(451)
Balance at March 31, 2003	4,000,000	200,000	96,600	679,196	6,511	(451)
Increase due to merger of nonconsolidated subsidiaries	—	—	—	177	—	—
Increase due to change in accounting period of consolidated subsidiaries	—	—	—	185	—	—
Net income	—	—	—	119,866	—	—
Cash dividends (¥7,000 per share)	—	—	—	(28,000)	—	—
Bonuses to directors and corporate auditors	—	—	—	(191)	—	—
Net unrealized holding gains on securities	—	—	—	—	26,283	—
Balance at March 31, 2004	4,000,000	200,000	96,600	771,233	32,794	(451)
Increase due to merger of nonconsolidated subsidiaries, and other	—	—	—	**33**	—	—
Net income	—	—	—	**111,592**	—	—
Cash dividends (¥6,000 per share)	—	—	—	**(23,970)**	—	—
Bonuses to directors and corporate auditors	—	—	—	**(177)**	—	—
Disposal (purchase) of treasury stock, net	—	—	—	**(2,047)**	—	**(1,819)**
Net unrealized holding losses on securities	—	—	—	—	**(242)**	—
Balance at March 31, 2005	**4,000,000**	**¥200,000**	**¥96,600**	**¥856,664**	**¥ 32,552**	**¥(2,270)**

	Millions of U.S. Dollars (Note 2) Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains (Losses) on Securities	Treasury Stock
Balance at March 31, 2004	$1,869	$903	$7,207	$306	$ (4)
Increase due to merger of nonconsolidated subsidiaries, and other	—	—	**0**	—	—
Net income	—	—	**1,043**	—	—
Cash dividends ($56 per share)	—	—	**(224)**	—	—
Bonuses to directors and corporate auditors	—	—	**(1)**	—	—
Disposal (purchase) of treasury stock, net	—	—	**(19)**	—	**(17)**
Net unrealized holding losses on securities	—	—	—	**(2)**	—
Balance at March 31, 2005	**$1,869**	**$903**	**$8,006**	**$304**	**$(21)**

See accompanying notes.

Consolidated Statements of Cash Flows

East Japan Railway Company and Subsidiaries
Years ended March 31, 2003, 2004 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2003	2004	**2005**	**2005**
Cash Flows from Operating Activities:				
Income before income taxes	¥ 193,408	¥ 222,865	**¥ 200,201**	**$ 1,871**
Depreciation (Note 18)	322,564	322,300	**317,957**	**2,972**
Impairment losses on fixed assets	—	—	**46,355**	**433**
Amortization of long-term prepaid expense	4,533	5,202	**4,913**	**46**
Increase in accrued employees' severance and retirement benefits	43,427	17,398	**3,369**	**31**
Interest and dividend income	(1,789)	(2,211)	**(1,257)**	**(12)**
Interest expense	173,298	160,944	**148,431**	**1,387**
Construction grants received	(65,382)	(79,708)	**(79,728)**	**(745)**
Devaluation losses on investment in securities	17,029	—	**—**	**—**
Gain on sales of investment in securities	(17,134)	(12,816)	**(39,517)**	**(369)**
Loss from disposition and provision for cost reduction of fixed assets	86,233	106,572	**101,662**	**950**
Earthquake-damage losses	—	—	**11,933**	**112**
Provision for allowance for earthquake-damage losses	—	—	**28,647**	**268**
Decrease (Increase) in major receivables	(2,888)	2,242	**(10,826)**	**(101)**
Decrease in major payables	(15,234)	(5,497)	**(9,175)**	**(86)**
Other	(16,096)	(19,183)	**(19,872)**	**(186)**
Sub-total	721,969	718,108	**703,093**	**6,571**
Proceeds from interest and dividends	1,924	2,367	**1,417**	**13**
Payments of interest	(173,806)	(162,568)	**(149,915)**	**(1,401)**
Payments of earthquake-damage losses	—	—	**(6,854)**	**(64)**
Payments of income taxes	(116,783)	(170,846)	**(140,004)**	**(1,308)**
Net cash provided by operating activities	433,304	387,061	**407,737**	**3,811**
Cash Flows from Investing Activities:				
Payments for purchases of fixed assets	(352,962)	(374,642)	**(388,993)**	**(3,635)**
Proceeds from sales of fixed assets	81,344	34,684	**69,445**	**649**
Proceeds from construction grants	60,843	76,765	**59,312**	**554**
Proceeds from sales of transferable development air rights	—	—	**13,343**	**125**
Payments for purchases of investment in securities	(12,408)	(6,638)	**(13,610)**	**(127)**
Proceeds from sales of investment in securities	19,398	23,057	**41,917**	**392**
Other	7,363	12,183	**3,638**	**33**
Net cash used in investing activities	(196,422)	(234,591)	**(214,948)**	**(2,009)**
Cash Flows from Financing Activities:				
Net increase in commercial paper	—	—	**5,000**	**47**
Proceeds from long-term loans	123,670	155,000	**64,300**	**601**
Payments of long-term loans	(357,743)	(297,625)	**(124,366)**	**(1,162)**
Proceeds from issuance of bonds	115,983	139,914	**129,943**	**1,214**
Payment for redemption of bonds	—	—	**(70,000)**	**(654)**
Payments of liabilities incurred for purchase of railway facilities	(144,416)	(140,377)	**(144,369)**	**(1,349)**
Payments for acquisition of treasury stock	—	—	**(6,507)**	**(61)**
Cash dividends paid	(26,000)	(28,000)	**(23,970)**	**(224)**
Other	(22,152)	(25,105)	**(39,072)**	**(366)**
Net cash used in financing activities	(310,658)	(196,193)	**(209,041)**	**(1,954)**
Net Decrease in Cash and Cash Equivalents	(73,776)	(43,723)	**(16,252)**	**(152)**
Cash and Cash Equivalents at Beginning of Year	200,022	126,478	**82,935**	**775**
Increase due to Addition of Consolidated Subsidiaries, and Other	232	189	**98**	**1**
Decrease due to Change in Accounting Period of Consolidated Subsidiaries	—	(9)	**—**	**—**
Cash and Cash Equivalents at End of Year	¥ 126,478	¥ 82,935	**¥ 66,781**	**$ 624**

See accompanying notes.

East Japan Railway Company and Subsidiaries
Years ended March 31, 2003, 2004 and 2005

1. INCORPORATION OF EAST JAPAN RAILWAY COMPANY

In accordance with the provisions of the Law for Japanese National Railways Restructuring (the Law), the Japanese National Railways (JNR) was privatized into six passenger railway companies, one freight railway company and several other organizations (JR Group Companies), on April 1, 1987.

East Japan Railway Company (the Company) is one of the six passenger railway companies and serves eastern Honshu (mainland Japan) in Japan. The Company operates 70 railway lines, 1,699 stations and 7,526.8 operating kilometers as of March 31, 2005.

In the wake of the split-up of JNR, assets owned by and liabilities incurred by JNR were transferred to JR Group Companies, the Shinkansen Holding Corporation and JNR Settlement Corporation (JNRSC). Most JNR assets located in eastern Honshu, except for the land and certain railway fixtures used by the Tohoku and Joetsu Shinkansen lines, were transferred to the Company. Current liabilities and accrued employees' severance and retirement benefits, incurred in connection with railway and other operations in the allotted area, and certain long-term debt were assumed by the Company.

The transfer values were determined by the Evaluation Council, a governmental task force, in accordance with the provisions of the Law. In general, railway assets such as railway property and equipment were valued at net book value of JNR. Nonrailway assets such as investments and other operating property and equipment were valued at prices determined by the Evaluation Council.

The land and railway fixtures of the Tohoku and Joetsu Shinkansen lines were owned by Shinkansen Holding Corporation until September 30, 1991, and the Company leased such land and railway fixtures at a rent determined by Shinkansen Holding Corporation in accordance with related laws and regulations. On October 1, 1991, the Company purchased such Shinkansen facilities for a total purchase price of ¥3,106,970 million from the Shinkansen Holding Corporation (See note 12). Subsequent to the purchase, the Shinkansen Holding Corporation was dissolved. Railway Development Fund succeeded to all rights and obligations of the Shinkansen Holding Corporation. In October 1997, Railway Development Fund and Maritime Credit Corporation merged to form Corporation for Advanced Transport & Technology. In October 2003, Japan Railway Construction Public Corporation and Corporation for Advanced Transport & Technology merged to form Japan Railway Construction, Transport and Technology Agency.

Prior to December 1, 2001, in accordance with the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law), the Company was required to obtain approval from the Minister of Land, Infrastructure and Transport as to significant management decisions, including new issues of stock or bonds, borrowing of long-term loans, election of representative directors and corporate auditors, sale of major properties, amendment of the Articles of Incorporation and distribution of retained earnings.

The amendment to the JR Law took effect on December 1, 2001 (2001 Law No. 61) and the Company is no longer subject generally to the JR Law, as amended (See note 11).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of financial statements

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Commercial Code and accounting principles generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Financial Reporting Standards in certain respects as to application and disclosure requirements. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company.

The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes. Certain modifications and reclassifications, including the presentation of the Consolidated Statements of Shareholders' Equity, have been made for the convenience of readers outside Japan.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2005, which was ¥107 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Consolidation

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together, the "Companies"). The effective-control standard is applied according to Regulations Concerning Terminology, Forms and Method of Presentation of Consolidated Financial Statements in Japan (Regulations for Consolidated Financial Statements). For the year ended March 31, 2005, 92 subsidiaries were consolidated. One subsidiary was established and newly consolidated in the year ended March 31, 2005. Furthermore, seven subsidiaries were deconsolidated in the year ended March 31, 2005 because of their merger with other consolidated subsidiaries.

All significant intercompany transactions and accounts have been eliminated. Cost in excess of net assets of consolidated subsidiaries purchased is analyzed and allocated to appropriate accounts so long as the reason is clear and the remaining unknown portion is accounted for as consolidation difference. Such consolidation differences are amortized over 5 years on a straight-line basis.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

Equity method

The effective-influence standard is applied according to Regulations for Consolidated Financial Statements. For the year ended March 31, 2005, two affiliated companies were accounted for by the equity method, and there was no change in those companies during that year.

Investments in unconsolidated subsidiaries and other affiliated companies are stated mainly at moving-average cost since their equity earnings in the aggregate are not material in relation to consolidated net income and retained earnings.

Allowance for doubtful accounts

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide the allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

Inventories

Inventories are stated at cost as follows:

Merchandise inventories: the retail cost method or first-in, first-out method;

Rails, materials and supplies: the moving-average cost method; and

Other: the last purchased cost method

Real estate for sale

Real estate for sale is stated at the identified cost, which is reduced for significant decline in value. Devaluation losses on real estate for sale included in the other, net item of other expenses on the consolidated statements of income for the years ended March 31, 2003, 2004 and 2005 were ¥347 million, ¥4,383 million and ¥118 million ($1 million), respectively.

Securities

Securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the years ended March 31, 2003, 2004 and 2005.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving-average cost.

(4) Available-for-sale securities are stated as follows:

(a) Available-for-sale securities with market value
According to the Japanese Accounting Standards for Financial Instruments, available-for-sale securities for which market quotations are available are stated at fair market value as of the balance sheet date. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving-average method.

(b) Available-for-sale securities without market value
Available-for-sale securities for which market quotations are not available are mainly stated at moving-average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. The Company's policy for such write-offs stipulates that if the market value as of the year end has declined by 50% or more of the acquisition cost of the said security, it should be stated at the market value. If the market value has declined by 30% or more but less than 50%, the said security should be written off by the amount determined as necessary after taking the possibility of market value recovery into account.

Property, plant and equipment

Property, plant and equipment are generally stated at cost or the transfer value referred to in Note 1. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income. Certain property, plant and equipment of the consolidated subsidiaries were depreciated using the straight-line method. Buildings (excluding related fixtures) acquired from April 1, 1998 onward are depreciated using the straight-line method according to the Japanese Tax Law.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Devaluation losses on fixed assets recorded in the consolidated statements of income for the year ended March 31, 2003 mainly consist of losses on land of the Company that has not been used for any operation and is unlikely to be used practically in the future.

Accounting for employees' retirement benefits

Almost all employees of the Companies are generally entitled to receive lump sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own). The amounts of the employees' severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees. Previously, most of the Companies accrued a liability for such obligation equal to 40% of the amount required if all eligible employees had voluntarily terminated their employment at the balance sheet date.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

The excess of the projected benefit obligations over the total of the fair value of plan assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of March 31, 2005 was ¥245,135 million ($2,291 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

Accounting for certain lease transactions

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases under Japanese GAAP.

Accounting for research and development costs

According to the Accounting Standards for Research and Development Costs, etc., in Japan, research and development costs are recognized as they incur. Research and development costs included in operating expenses for the years ended March 31, 2003, 2004 and 2005 were ¥15,310 million, ¥15,836 million and ¥15,579 million ($146 million), respectively.

Social insurance charges

Amendment of the Health Insurance Law and other laws led to the introduction of a total compensation system for health insurance and welfare pension insurance charges from April 1, 2003. As a result, the employer's contribution for summer wages in 2003 amounted to ¥9,697million was included in other expenses in the consolidated statement of income for the year ended March 31, 2004.

Income taxes

Income taxes comprise corporation, enterprise and inhabitants taxes. Deferred income taxes are recognized for temporary differences between the financial statement basis and the tax basis of assets and liabilities.

Earnings per share

Earnings per share shown in the consolidated statements of income are computed by dividing income available to common shareholders by the weighted average number of common stock outstanding during the year. Diluted earnings per share are not shown, since there are no outstanding securities with dilutive effect on earnings per share such as convertible bonds.

Derivative transactions

All derivative transactions of the Companies are used for hedging purposes and are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Impairment of fixed assets

In August 2002, Business Accounting Council of Japan issued the "Opinion Concerning Establishment of Accounting Standards for Impairment of Fixed Assets," which becomes operative for the year beginning on or after April 1, 2005. Beginning with the year ended March 31, 2005, the Companies prospectively adopted the standards. The new accounting standards require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset or asset group may not be recoverable.

The impairment losses would be recognized if the book value of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment losses would be measured as the amount by which the book value of the asset exceeds its recoverable amounts, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price.

Restoration of previously recognized impairment losses would be prohibited. For cumulative impairment losses, the Companies deducted directly from respective asset amounts based on the revised regulation on consolidated financial statements.

As a result, income before income taxes decreased by ¥46,355 million ($433 million) compared with what would have been reported if the new accounting standards had not been applied (See Note 10).

3. EARTHQUAKE DAMAGE

On October 23, 2004, a number of the Companies' properties sustained damage as a result of the Niigata Chuetsu Earthquake. The related losses reflected in the statement of income for the year ended March 31, 2005, were as follows:

	Millions of Yen	Millions of U.S. Dollars
	2005	2005
Earthquake-damage losses	**¥11,933**	**$112**
Provision for allowance for earthquake-damage losses	**28,647**	**268**

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

5. INVENTORIES

Inventories consist of rails, materials, supplies, merchandise and others.

6. REAL ESTATE FOR SALE

Real estate for sale represents the cost, as adjusted for significant decline in value, of land acquired and related land improvements in connection with residential home site developments in eastern Honshu.

7. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in and advances to unconsolidated subsidiaries and affiliated companies at March 31, 2004 and 2005, consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Unconsolidated subsidiaries:			
Investments	¥ 5,990	**¥ 6,171**	**$ 58**
Advances	2,362	**2,142**	**20**
	8,352	**8,313**	**78**
Affiliated companies:			
Investments (including equity in earnings of affiliated companies)	29,252	**28,903**	**270**
Advances	400	**400**	**4**
	29,652	**29,303**	**274**
	¥38,004	**¥37,616**	**$352**

8. SECURITIES

For held-to-maturity debt securities with market value, amount on balance sheets and market value at March 31, 2004 and 2005, were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2004			2005			2005		
	Amount on Balance Sheet	Market Value	Difference	Amount on Balance Sheet	Market Value	Difference	Amount on Balance Sheet	Market Value	Difference
Of which market value exceeds the amount on balance sheet:									
Government, Municipal bonds, etc.	¥101	¥101	¥ 0	**¥305**	**¥306**	**¥ 1**	**$3**	**$3**	**$ 0**
Of which market value does not exceed the amount on balance sheet:									
Government, Municipal bonds, etc.	234	234	(0)	**30**	**30**	**(0)**	**0**	**0**	**(0)**
Total	¥335	¥335	¥(0)	**¥335**	**¥336**	**¥ 1**	**$3**	**$3**	**$ 0**

For available-for-sale securities with market value, acquisition cost and amount on balance sheets at March 31, 2004 and 2005, were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2004			2005			2005		
	Acquisition Cost	Amount on Balance Sheet	Difference	Acquisition Cost	Amount on Balance Sheet	Difference	Acquisition Cost	Amount on Balance Sheet	Difference
Of which amount on balance sheet exceeds the acquisition cost:									
Equity shares	¥38,750	¥94,043	¥55,293	**¥48,318**	**¥102,383**	**¥54,065**	**$452**	**$ 957**	**$505**
Debt securities	1,758	1,829	71	**1,723**	**1,775**	**52**	**16**	**17**	**1**
Of which amount on balance sheet does not exceed the acquisition cost:									
Equity shares	3,819	3,258	(561)	**3,539**	**3,463**	**(76)**	**33**	**32**	**(1)**
Debt securities	21	20	(1)	**11**	**10**	**(1)**	**0**	**0**	**(0)**
Total	¥44,348	¥99,150	¥54,802	**¥53,591**	**¥107,631**	**¥54,040**	**$501**	**$1,006**	**$505**

Available-for-sale securities sold during the years ended March 31, 2004 and 2005 amounted to ¥22,614 million and ¥41,252 million ($386 million), respectively. Within other income (expenses) on the consolidated statements of income for the years ended March 31, 2004 and 2005, gains on sales of available-for-sale securities amounted to ¥12,799 million and ¥39,101 million ($365 million), respectively, and were included in gain on sales of investment in securities, and losses on sales of available-for-sale securities amounted to ¥922 million and ¥116 million ($1 million), respectively, and were included in other, net.

The major components of available-for-sale securities without market value at March 31, 2004 and 2005, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	2005	2005
Available-for-sale securities without market value:			
Unlisted equity securities	¥11,684	**¥11,183**	**$105**
Investments in special purpose company	—	**1,305**	**12**
Preferred equity securities	1,000	**1,000**	**9**

Annual maturities of available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2005, were as follows:

	Millions of Yen			Millions of U.S. Dollars		
	2005			2005		
	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years
Debt securities	**¥1,717**	**¥342**	**¥—**	**$16**	**$3**	**$—**
Total	**¥1,717**	**¥342**	**¥—**	**$16**	**$3**	**$—**

9. PLEDGED ASSETS

At March 31, 2004 and 2005, buildings and fixtures with net book value of ¥39,701 million and ¥37,821 million ($353 million) and other assets with net book value of ¥690 million and ¥505 million ($5 million), respectively, were pledged as collateral for long-term debt and other liabilities totaling ¥5,911 million and ¥5,359 million ($50 million), at the respective dates.

In addition, at March 31, 2004 and 2005, buildings and fixtures with net book value of ¥48,851 million and ¥56,056 million ($524 million) and other assets with net book value of ¥8,517 million and ¥9,115 million ($85 million), respectively, were pledged as collateral for long-term liabilities incurred for purchase of the Tokyo Monorail facilities amounting to ¥15,544 million and ¥16,035 million ($150 million) at March 31, 2004 and 2005, respectively (See note 12).

10. IMPAIRMENT LOSSES ON FIXED ASSETS

In adherence with management accounting classifications, the Companies generally categorize assets according to operations or properties. For railway business assets, the Companies treat railway lines as a single asset group because the railway network generates cash flow as a whole. Also, the Companies separately categorize assets that are slated to be disposed of (such as employee housing) or idle.

For 169 such assets, mainly composed of assets that are slated to be disposed of (such as employee housing) or idle, for which significant gaps had developed between book values and fair values due to the continuing decline in land prices, the book values were lowered to recoverable amounts according to the Accounting Standards for Impairment of Fixed Assets. As a result, the Companies recorded ¥46,355 million ($433 million) losses on impairment of fixed assets in the year ended March 31, 2005.

Area	Asset status	Asset type	Impairment loss
Tokyo and surrounding areas	135 assets mainly scheduled to be disposed of or idle	Land, buildings and fixtures	¥42,441 million ($397 million)
Other areas	34 assets mainly scheduled to be disposed of or idle	Land, buildings and fixtures	¥3,914 million ($36 million)

Regional breakdown of impairment loss
Tokyo and surrounding areas: ¥42,441 million (land, ¥38,268 million; buildings and fixtures, ¥3,938 million; other, ¥235 million)
Other areas: ¥3,914 million (land, ¥2,498 million; buildings and fixtures, ¥1,386 million; other, ¥30 million)

The Companies determine recoverable amounts for the above asset groups by measuring the net selling prices or values in use.

Net selling prices used to measure recoverable amounts reasonably reflect assessed values of fixed assets or evaluations based on real estate appraisal benchmarks. Values in use for the measurement of recoverable amounts are based on the present values of expected cash flows with the discount rate of 5.0%.

11. LONG-TERM DEBT

Long-term debt at March 31, 2004 and 2005, is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
General Mortgage Bonds issued in 1996 to 2001 with interest rates ranging from 1.70% to 3.95% due in 2009 to 2021	¥ 629,900	**¥ 559,900**	**$ 5,233**
Unsecured Bonds issued in 2002 to 2005 with interest rates ranging from 0.39% to 2.53% due in 2008 to 2033	316,000	**446,000**	**4,168**
Secured Loans due in 2005 to 2016 principally from banks and insurance companies with interest rates mainly ranging from 4.70% to 5.80%	5,285	**4,739**	**44**
Unsecured Loans due in 2005 to 2021 principally from banks and insurance companies with interest rates mainly ranging from 1.045% to 3.15%	901,176	**841,656**	**7,866**
7.25% Euro U.S. dollar bonds due in 2006	87,960	**87,960**	**822**
	1,940,321	**1,940,255**	**18,133**
Less current portion	124,367	**158,453**	**1,481**
	¥1,815,954	**¥1,781,802**	**$16,652**

Issue and maturity years above are expressed in calendar years (ending December 31 in the same year).

Although the Company is no longer subject generally to the JR Law, as amended, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights.

The 7.25% Euro U.S. dollar bonds in the amount of $800 million were issued in October 1996. These bonds have been hedged by a foreign currency swap contract with a bank.

Seeking to mitigate future interest burden, the Company concluded debt assumption agreements on October 27, 2004. Details of affected bonds are (1) Issue: Straight bonds, second issue, East Japan Railway Company; (2) Issue date: March 6, 1995; (3) Coupon: 4.90%; (4) Maturity date: February 25, 2015; and (5) Nominal amounts; ¥70,000 million ($654 million). In fiscal 2005, the Company recorded ¥24,003 million ($224 million) losses for redemption of bonds.

The annual maturities of long-term debt at March 31, 2005, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2006	¥158,453	$1,481
2007	203,550	1,902
2008	241,371	2,256
2009	234,064	2,188
2010	208,092	1,945
2011 and thereafter	894,725	8,361

12. LONG-TERM LIABILITIES INCURRED FOR PURCHASE OF RAILWAY FACILITIES

In October 1991, the Company purchased the Tohoku and Joetsu Shinkansen facilities from the Shinkansen Holding Corporation for a total purchase price of ¥3,106,970 million payable in equal semiannual installments consisting of principal and interest payments in three tranches: ¥2,101,898 million and ¥638,506 million in principal amounts payable through March 2017; and ¥366,566 million payable through September 2051. In March 1997, the liability of ¥27,946 million payable in equal semiannual installments through March 2022 to Japan Railway Construction Public Corporation was incurred with respect to the acquisition of the Akita hybrid Shinkansen facilities. In February 2002, the Company acquired a majority interest in Tokyo Monorail Co., Ltd. As a result, the consolidated balance sheet as of March 31, 2002 includes liabilities of Tokyo Monorail Co., Ltd. amounting to ¥36,726 million payable to Japan Railway Construction Public Corporation.

The long-term liabilities incurred for purchase of railway facilities outstanding at March 31, 2004 and 2005, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
The long-term liability incurred for purchase of the Tohoku and Joetsu Shinkansen facilities:			
Payable semiannually including interest at a rate currently approximating 4.50% through 2017	¥1,195,872	**¥1,079,216**	**$10,086**
Payable semiannually including interest at 6.35% through 2017	445,747	**422,816**	**3,952**
Payable semiannually including interest at 6.55% through 2051	356,868	**355,701**	**3,324**
	1,998,487	**1,857,733**	**17,362**
The long-term liability incurred for purchase of the Akita hybrid Shinkansen facilities:			
Payable semiannually at an average rate currently approximating 0.42% through 2022	20,172	**19,059**	**178**
The long-term liability incurred for purchase of the Tokyo Monorail facilities:			
Payable semiannually at an average rate currently approximating 3.10% through 2029	15,544	**16,035**	**150**
	2,034,203	**1,892,827**	**17,690**
Less current portion:			
The Tohoku and Joetsu Shinkansen purchase liability	141,350	**145,742**	**1,362**
The Akita hybrid Shinkansen purchase liability	1,076	**1,068**	**10**
The Tokyo Monorail purchase liability	753	**802**	**8**
	143,179	**147,612**	**1,380**
	¥1,891,024	**¥1,745,215**	**$16,310**

Maturity years above are expressed in calendar years (ending December 31 in the same year).

The annual payments of long-term liabilities incurred for purchase of railway facilities at March 31, 2005, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2006	¥ 147,612	$ 1,380
2007	141,961	1,327
2008	99,981	934
2009	104,936	981
2010	110,152	1,029
2011 and thereafter	1,288,185	12,039

13. CONSUMPTION TAX

The Japanese consumption tax is an indirect tax levied at the rate of 5%. Accrued consumption tax represents the difference between consumption tax collected from customers and consumption tax paid on purchases.

14. INCOME TAXES

The major components of deferred income taxes and deferred tax liabilities at March 31, 2004 and 2005, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Deferred income taxes:			
Accrued severance and retirement benefits	¥197,917	**¥220,865**	**$2,064**
Reserves for bonuses	32,574	**32,218**	**301**
Losses on impairment of fixed assets	—	**15,706**	**147**
Provision for allowance for earthquake-damage losses	—	**11,592**	**108**
Devaluation losses on real estate for sale	9,973	**6,944**	**65**
Accrued enterprise tax	6,124	**5,768**	**54**
Excess depreciation and amortization of fixed assets	6,081	**7,256**	**68**
Devaluation losses on fixed assets	5,645	**5,539**	**52**
Loss carry forwards for tax purposes	2,233	**1,125**	**10**
Other	20,444	**26,444**	**247**
	280,991	**333,457**	**3,116**
Less valuation allowance	(11,771)	**(15,753)**	**(147)**
Less amounts offset against deferred tax liabilities	(54,248)	**(53,059)**	**(496)**
Net deferred income taxes	¥214,972	**¥264,645**	**$2,473**
Deferred tax liabilities:			
Tax deferment for gain on transfers of certain fixed assets	¥ 26,343	**¥ 26,600**	**$ 249**
Net unrealized holding gains on securities	22,430	**21,904**	**205**
Valuation for assets and liabilities of consolidated subsidiaries	4,153	**3,767**	**35**
Other	5,104	**2,649**	**24**
	58,030	**54,920**	**513**
Less amounts offset against deferred income taxes	(54,248)	**(53,059)**	**(496)**
Net deferred tax liabilities	¥ 3,782	**¥ 1,861**	**$ 17**

Income taxes consist of corporation, enterprise and inhabitants taxes. The aggregate standard effective rate of taxes on consolidated income before income taxes was 41.8%, 41.8% and 40.5% for the years ended March 31, 2003, 2004 and 2005, respectively. After applying tax effect accounting, the actual effective income tax rate was 47.8%, 44.8% and 43.1% for the years ended March 31, 2003, 2004 and 2005, respectively.

For the years ended March 31, 2003, 2004, and 2005, the actual effective income tax rate differed from the aggregate standard effective tax rate for the following reasons:

	2003	2004	**2005**
The aggregate standard effective tax rate	41.8%	41.8%	**40.5%**
Adjustments:			
Non-deductible expenses for tax purposes	0.6	0.5	**0.5**
Non-taxable incomes	(0.5)	—	**—**
Per capita inhabitants tax	0.5	0.5	**0.5**
Tax credits	—	(1.0)	**(1.0)**
Increase in valuation allowance	—	0.9	**2.3**
Difference due to tax rate change	1.9	1.7	**—**
Devaluation losses on fixed assets	3.1	—	**—**
Other, net	0.4	0.4	**0.3**
The actual effective rate after applying tax effect accounting	47.8%	44.8%	**43.1%**

Effective for the years commencing on April 1, 2004 or later, according to the revised Local Tax Law, income tax rates for enterprise taxes were reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income taxes and deferred tax liabilities for temporary differences expected to be reversed and loss carry forwards to be utilized after March 31, 2004, the Companies used the revised aggregate standard effective tax rates for the years ended March 31, 2003 and 2004.

As the result of the change in the aggregate standard effective tax rates, deferred income taxes decreased by ¥3,447 million and provision for deferred income taxes increased by ¥3,590 million and net income decreased by ¥3,613 million in the year ended March 31, 2003, compared with what would have been recorded under the previous Local Tax Law. The impact on items relating to investment securities is immaterial.

15. ACCRUED EMPLOYEES' SEVERANCE AND RETIREMENT BENEFITS AND EMPLOYEES' SEVERANCE AND RETIREMENT BENEFIT EXPENSES

As mentioned in Note 2, beginning with the year ended March 31, 2001, the Companies adopted the Japanese Accounting Standards for Retirement Benefits, under which the liabilities and expenses for employees' severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for employees' severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2004 and 2005, consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2004	**2005**	**2005**
Projected benefit obligation	¥(899,814)	**¥(794,003)**	**$(7,421)**
Plan assets	8,626	**4,136**	**39**
Unfunded projected benefit obligation	(891,188)	**(789,867)**	**(7,382)**
Unrecognized net transition obligation	298,633	**245,135**	**2,291**
Unrecognized actuarial differences	(21,510)	**(70,549)**	**(659)**
Unrecognized prior service costs	18,576	**16,470**	**154**
Book value (net)	(595,489)	**(598,811)**	**(5,596)**
Prepaid pension expense	(80)	**(112)**	**(1)**
Accrued employees' severance and retirement benefits	¥(595,569)	**¥(598,923)**	**$(5,597)**

Employees' severance and retirement benefit expenses included in the consolidated statements of income for the years ended March 31, 2003, 2004 and 2005, consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2003	2004	**2005**	**2005**
Service costs	¥ 36,569	¥ 40,218	**¥ 38,663**	**$ 361**
Interest costs	28,076	27,719	**26,361**	**247**
Expected return on plan assets	(190)	(80)	**(103)**	**(1)**
Amortization of net transition obligation	49,854	49,831	**49,748**	**465**
Amortization of actuarial differences	344	(971)	**(2,022)**	**(19)**
Amortization of prior service costs	1,234	2,177	**3,094**	**29**
Employees' severance and retirement benefit expenses	115,887	118,894	**115,741**	**1,082**
Loss on transfer to defined contribution pension plan	—	—	**5,397**	**50**
Total	¥115,887	¥118,894	**¥121,138**	**$1,132**

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years.

The discount rates used by the Companies are mainly 3.0%. The rates of expected return on pension assets used by the Companies were mainly 3.0% in the year ended March 31, 2003, mainly 1.0% in the year ended March 31, 2004, and mainly 2.0% in the year ended March 31, 2005.

16. CONTINGENT LIABILITIES

The Company is contingently liable for the in-substance defeasance of general mortgage bonds issued by the Company, which were assigned to certain banks under debt assumption agreements. The outstanding amount contingently liable under such debt assumption agreements at March 31, 2005 was ¥70,000 million ($654 million).

17. SHAREHOLDERS' EQUITY

The Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. The legal earnings reserve or additional paid-in capital may be used to reduce a deficit by a resolution of the shareholders' meeting or may be capitalized by a resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of the shareholders' meeting. The legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Commercial Code of Japan. Appropriations are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period when the shareholders' approval has been obtained. Retained earnings at March 31, 2005 include amounts representing the year-end cash dividends and bonuses for directors and corporate auditors, which were approved at the shareholders' meeting held in June 2005 as discussed in Note 21.

The Commercial Code of Japan allows companies to repurchase treasury stock by a resolution of the Board of Directors in adherence with articles of incorporation or by a resolution of the shareholders' meeting and to dispose of such treasury stock by a resolution of the Board of Directors.

Effective on April 1, 2002, the Companies adopted the new accounting standards for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1).

According to the new accounting standards, the shares issued by the Company and held by the equity-method affiliated companies are reported as a treasury stock in the consolidated balance sheets.

As a result, 765 shares, valued at ¥451 million, were recorded as treasury stock in the year ended March 31, 2003.

18. SEGMENT INFORMATION

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services.

	Millions of Yen					
	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Elimination and/or Corporate	Consolidated
2003:						
Operating revenues:						
Outside customers	¥1,800,434	¥368,961	¥170,321	¥225,955	¥ —	¥2,565,671
Inside group	51,183	10,148	7,463	292,867	(361,661)	—
	1,851,617	379,109	177,784	518,822	(361,661)	2,565,671
Costs and expenses	1,594,874	350,974	134,265	501,364	(358,901)	2,222,576
Operating income	¥ 256,743	¥ 28,135	¥ 43,519	¥ 17,458	¥ (2,760)	¥ 343,095
Identifiable assets	¥5,668,361	¥148,092	¥733,801	¥566,974	¥(263,825)	¥6,853,403
Depreciation	253,959	8,100	25,807	34,698	—	322,564
Capital investments	296,052	9,111	22,348	41,149	—	368,660
2004:						
Operating revenues:						
Outside customers	¥1,798,132	¥366,438	¥175,180	¥202,547	¥ —	¥2,542,297
Inside group	52,552	9,605	7,235	273,805	(343,197)	—
	1,850,684	376,043	182,415	476,352	(343,197)	2,542,297
Costs and expenses	1,587,913	348,892	136,143	458,411	(340,482)	2,190,877
Operating income	¥ 262,771	¥ 27,151	¥ 46,272	¥ 17,941	¥ (2,715)	¥ 351,420
Identifiable assets	¥5,602,010	¥152,036	¥731,078	¥591,825	¥(295,257)	¥6,781,692
Depreciation	250,720	8,416	25,213	37,951	—	322,300
Capital investments	292,707	12,789	33,375	44,501	—	383,372
2005:						
Operating revenues:						
Outside customers	**¥1,781,776**	**¥369,790**	**¥181,956**	**¥203,959**	**¥ —**	**¥2,537,481**
Inside group	**54,953**	**10,393**	**7,263**	**259,943**	**(332,552)**	**—**
	1,836,729	**380,183**	**189,219**	**463,902**	**(332,552)**	**2,537,481**
Costs and expenses	**1,571,100**	**353,804**	**139,406**	**446,416**	**(331,780)**	**2,178,946**
Operating income	**¥ 265,629**	**¥ 26,379**	**¥ 49,813**	**¥ 17,486**	**¥ (772)**	**¥ 358,535**
Identifiable assets	**¥5,550,567**	**¥161,572**	**¥729,981**	**¥619,793**	**¥(345,645)**	**¥6,716,268**
Depreciation	**244,620**	**8,474**	**25,377**	**39,486**	**—**	**317,957**
Impairment losses on fixed assets	**33,506**	**2,057**	**6,674**	**4,118**	**—**	**46,355**
Capital investments	**294,934**	**13,797**	**29,656**	**44,948**	**—**	**383,335**

	Millions of U.S. Dollars					
	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Elimination and/or Corporate	Consolidated
2005:						
Operating revenues:						
Outside customers	**$16,652**	**$3,456**	**$1,700**	**$1,907**	**$ —**	**$23,715**
Inside group	**514**	**97**	**68**	**2,429**	**(3,108)**	**—**
	17,166	**3,553**	**1,768**	**4,336**	**(3,108)**	**23,715**
Costs and expenses	**14,683**	**3,306**	**1,303**	**4,172**	**(3,100)**	**20,364**
Operating income	**$ 2,483**	**$ 247**	**$ 465**	**$ 164**	**$ (8)**	**$ 3,351**
Identifiable assets	**$51,874**	**$1,510**	**$6,822**	**$5,792**	**$(3,229)**	**$62,769**
Depreciation	**2,286**	**79**	**237**	**370**	**—**	**2,972**
Impairment losses on fixed assets	**313**	**19**	**62**	**39**	**—**	**433**
Capital investments	**2,756**	**129**	**277**	**421**	**—**	**3,583**

The main activities of each business segment are as follows:

Transportation:

Passenger transportation mainly by passenger railway;

Station space utilization:

Retail sales, food and convenience stores, etc., which utilize space at stations;

Shopping centers & office buildings:

Operation of shopping centers other than Station Space Utilization business and leasing of office buildings, etc.; and

Other services:

Advertising and publicity, hotel operations, wholesale, truck delivery, cleaning, information processing, housing development and sales, credit card business and other services.

Capital investments include a portion contributed mainly by national and local governments. Identifiable assets in the corporate column mainly comprise current and non-current securities held by the Company.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

19. INFORMATION REGARDING CERTAIN LEASES

Finance leases other than those which transfer ownership to lessees are accounted for in the same manner as operating leases. Under such finance leases, lease payments, which were charged to income for the years ended March 31, 2004 and 2005, amounted to ¥15,864 million and ¥14,409 million ($135 million), respectively. Lease income which was credited to income for the years ended March 31, 2004 and 2005 was ¥4,286 million and ¥4,251 million ($40 million), respectively.

Future lease payments inclusive of interest were ¥35,592 million ($333 million), including due in one year of ¥11,594 million ($108 million), and future lease receipts inclusive of interest were ¥13,850 million ($129 million), including due in one year of ¥4,359 million ($41 million), at March 31, 2005.

Future lease payments for non-cancellable operating leases amount to ¥612 million ($6 million), which were due within one year at March 31, 2005.

20. INFORMATION FOR DERIVATIVE TRANSACTIONS

The Companies deal with forward exchange, foreign currency swap and interest rate swap transactions to hedge the risks resulting from future changes in foreign exchange rates and interest rates (market risk) with regard to bonds, loans and other obligations.

The Companies believe there is extremely low risk of default by derivative transaction counterparties as all such transactions are with financial institutions having sound reputations.

Contracts for derivative transactions are executed only after prudent consideration by the finance section of each of the Companies and upon resolution of its Board of Directors or other appropriate internal approval process.

21. SUBSEQUENT EVENT

At the June 2005 annual meeting, the shareholders of the Company approved (1) the payment of a year-end cash dividend of ¥3,500 ($33) per share, aggregating ¥13,990 million ($131 million) and (2) the payment of bonuses to directors and corporate auditors of ¥220 million ($2 million).

KPMG

Independent Auditors' Report

To the Board of Directors of East Japan Railway Company:

We have audited the accompanying consolidated balance sheets of East Japan Railway Company and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of East Japan Railway Company and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.
As discussed in Note 2 to the consolidated financial statements, effective April 1, 2004, East Japan Railway Company and subsidiaries prospectively adopted the new Japanese accounting standards for impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 23, 2005

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative.

Corporate Section



Contents

(As of March 31, 2005)

CONSOLIDATED SUBSIDIARIES

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
1. Tokyo Monorail Co., Ltd.	¥3,000	70.0%	Railway passenger transport services
2. JR Bus Kanto Co., Ltd.	4,000	100.0	Bus services
3. JR Bus Tohoku Co., Ltd.	2,350	100.0	Bus services
4. East Japan Kiosk Co., Ltd.	3,855	90.9	Retail sales
5. JR Takasaki Trading Co., Ltd.	490	100.0	Retail sales
6. Tohoku Sogo Service Co., Ltd.	490	100.0	Retail sales
7. JR East Station Retailing Co., Ltd.	480	100.0	Retail sales
8. Juster Co., Ltd.	400	100.0	Retail sales, Shopping center operations, and Hotel operations
9. Shinano Enterprise Co., Ltd.	400	100.0	Retail sales
10. Tokky Co., Ltd. (Note 2)	400	100.0	Retail sales, Shopping center operations, and Hotel operations
11. JR Kanagawa Planning & Development Co., Ltd.	370	100.0	Retail sales
12. Keiyo Planning & Development Co., Ltd.	370	100.0	Retail sales and Hotel operations
13. Mito Service Development Co., Ltd.	360	100.0	Retail sales and Hotel operations
14. JR Kaiji Planning & Development Co., Ltd.	350	100.0	Retail sales
15. JR Atlis Co., Ltd.	310	100.0	Retail sales
16. JR Utsunomiya Planning & Development Co., Ltd.	200	100.0	Retail sales
17. JR Tokyo Planning & Development Co., Ltd.	120	100.0	Retail sales
18. Nippon Restaurant Enterprise Co., Ltd.	731	91.3	Restaurant business, Retail sales, and Hotel operations
19. JR East Food Business Co., Ltd.	721	99.9	Restaurant business
20. LUMINE Co., Ltd.	2,375	89.5	Shopping center operations
21. Ikebukuro Terminal Building Company (Note 3)	2,000	95.0	Shopping center operations and Real estate leasing
22. Shinjuku Station Building Co., Ltd.	1,943	80.8	Shopping center operations
23. The EKIBIRU Development Co. TOKYO (Note 4)	1,500	100.0	Shopping center operations and Real estate leasing
24. JR East Urban Development Corporation	1,450	100.0	Shopping center operations, Retail sales, and Hotel operations
25. Utsunomiya Station Development Co., Ltd.	1,230	98.3	Shopping center operations
26. Boxhill Co., Ltd.	1,050	88.6	Shopping center operations
27. Omori Primo Co., Ltd. (Note 4)	1,000	100.0	Shopping center operations
28. Kokubunji Terminal Building Co., Ltd.	1,000	84.5	Shopping center operations and Hotel operations
29. Hachioji Terminal Building Co., Ltd.	1,000	78.5	Shopping center operations
30. JR East Department Store Co., Ltd.	1,000	70.0	Shopping center operations
31. Kawasaki Station Building Co., Ltd.	600	99.2	Shopping center operations
32. Mito Station Development Co., Ltd.	500	96.6	Shopping center operations and Retail sales
33. Hirosaki Station Building Co., Ltd.	490	88.8	Shopping center operations
34. Station Building MIDORI Co., Ltd.	450	94.6	Shopping center operations
35. Akita Station Building Co., Ltd.	450	77.3	Shopping center operations and Hotel operations
36. Aomori Station Development Co., Ltd. (Note 5)	400	91.3	Shopping center operations
37. Lumine Chigasaki Co., Ltd. (Note 6)	400	82.8	Shopping center operations

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
38. Kofu Station Building Co., Ltd.	¥ 400	77.3%	Shopping center operations
39. Akihabara Co., Ltd. (Note 4)	362	98.9	Shopping center operations
40. Kumagaya Station Development Co., Ltd. (Note 7)	350	81.7	Shopping center operations
41. Tetsudo Kaikan Co., Ltd.	340	100.0	Shopping center operations
42. Chiba Station Building Co., Ltd.	200	89.2	Shopping center operations
43. Hiratsuka Station Building Co., Ltd. (Note 6)	200	75.0	Shopping center operations
44. Yokohama Station Building Co., Ltd.	200	70.8	Shopping center operations
45. Kinshicho Station Building Co., Ltd.	160	56.0	Shopping center operations
46. Kamata Station Building Co., Ltd.	140	85.0	Shopping center operations
47. Kichijoji Lonlon Co., Ltd.	130	80.0	Shopping center operations
48. Tsurumi Station Building Co., Ltd.	100	58.6	Shopping center operations
49. Iwaki Chuo Station Building Co., Ltd.	100	52.0	Shopping center operations
50. Abonde Co., Ltd. (Note 6)	30	78.9	Shopping center operations
51. Hotel Metropolitan Co., Ltd. (Note 8)	4,000	100.0	Hotel operations
52. Hotel Metropolitan Nagano Co., Ltd.	3,080	100.0	Hotel operations
53. Hotel Edmont Co., Ltd. (Note 8)	2,400	100.0	Hotel operations
54. Sendai Terminal Building Co., Ltd. (Note 9)	1,800	99.5	Hotel operations and Shopping center operations
55. Morioka Terminal Building Co., Ltd. (Note 5)	900	80.6	Hotel operations and Shopping center operations
56. Takasaki Terminal Building Co., Ltd. (Note 7)	780	71.2	Hotel operations and Shopping center operations
57. Nippon Hotel Co., Ltd. (Note 8)	150	100.0	Hotel operations
58. East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
59. Tokyo Media Service Co., Ltd.	104	100.0	Advertising and publicity
60. The Orangepage, Inc.	500	98.7	Publishing
61. View World Co., Ltd.	450	51.0	Travel agency services
62. East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
63. JR East Logistics Co., Ltd.	100	100.0	Truck delivery services
64. JR East Logistics Platform Co., Ltd.	300	100.0	Supply chain management
65. JR East Japan Information Systems Company	500	100.0	Information processing
66. JR East Netstation Company	460	100.0	Information processing
67. JR East Management Service Co., Ltd.	80	100.0	Information services
68. JR East Personnel Service Co., Ltd.	100	100.0	Seminar and staff sending business
69. East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
70. Shinkansen Cleaning Service Co., Ltd.	38	38.6 (61.4)	Cleaning services
71. Kanto Railway Servicing Co., Ltd.	38	35.6 (64.4)	Cleaning services
72. East Japan Railway Servicing Co., Ltd.	38	29.0 (71.0)	Cleaning services
73. JR Technoservice Sendai Co., Ltd.	25	100.0	Cleaning services
74. Niigata Railway Servicing Co., Ltd.	17	88.2	Cleaning services
75. East Japan Amenitec Co., Ltd.	13	100.0	Cleaning services
76. Chiba Railway Servicing Co., Ltd.	12	25.3 (74.7)	Cleaning services
77. Akita Clean Servicing Co., Ltd.	10	100.0	Cleaning services
78. Nagano Railway Servicing Co., Ltd.	10	100.0	Cleaning services

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
79. Takasaki Railway Servicing Co., Ltd.	¥ 10	45.8% (54.2)	Cleaning services
80. Mito Railway Servicing Co., Ltd.	10	25.3 (74.7)	Cleaning services
81. JR East Housing Development & Realty Co., Ltd.	200	73.8	Housing development and sales
82. JR East Rental Co., Ltd.	165	89.4	Car leasing
83. JR East Sports Co., Ltd.	400	100.0	Athletic club operations
84. GALA YUZAWA Co., Ltd.	300	92.7	Ski resort operations
85. JR East Facility Management Co., Ltd.	50	100.0	Building maintenance
86. Union Construction Co., Ltd.	120	60.0	Construction
87. JR East Consultants Company	50	100.0	Consulting
88. JR East Design Corporation	50	100.0	Consulting
89. East Japan Transport Technology Co., Ltd.	80	58.6	Machinery and rolling stock maintenance
90. Tohoku Kotsu Kikai Co., Ltd.	72	50.9	Machinery and rolling stock maintenance
91. Niigata Rolling Stock Machinery Co., Ltd.	40	40.5	Machinery and rolling stock maintenance
92. JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services

EQUITY METHOD AFFILIATED COMPANIES

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
1. Central Security Patrols Co., Ltd.	¥2,924	25.2%	Security business operations
2. JTB Corp.	2,304	21.9	Travel agency services

Notes: 1. Voting right percentages outside of parentheses represent direct voting right percentages, and percentages in parentheses represent shares held by other parties that vote along with the interests of JR East and do not include the percentage outside of parentheses.

2. Tokky Co., Ltd., merged with Echigo Station Development Co., Ltd., on October 1, 2004. Echigo Station Development Co., Ltd., was dissolved after the merger.
3. Ikebukuro Terminal Building Co., Ltd., was divided to form Hotel Metropolitan Co., Ltd., and Ikebukuro Terminal Building Company on April 1, 2004. In the year ended March 31, 2005, Ikebukuro Terminal Building Company was newly consolidated.
4. The EKIBIRU Development Co. TOKYO merged with Omori Primo Co., Ltd., and Akihabara Co., Ltd., on April 1, 2005. Omori Primo Co., Ltd., and Akihabara Co., Ltd., were dissolved after the merger.
5. Morioka Terminal Building Co., Ltd., merged with Aomori Station Development Co., Ltd., on April 1, 2005. Aomori Station Development Co., Ltd., was dissolved after the merger.
6. Hiratsuka Station Building Co., Ltd., merged with Lumine Chigasaki Co., Ltd., and Abonde Co., Ltd., on April 1, 2005, and changed its name to Shonan Station Building Co., Ltd. Lumine Chigasaki Co., Ltd., and Abonde Co., Ltd., were dissolved after the merger.
7. Takasaki Terminal Building Co., Ltd., merged with Kumagaya Station Development Co., Ltd., on April 1, 2005. Kumagaya Station Development Co., Ltd., was dissolved after the merger.
8. Hotel Metropolitan Co., Ltd., merged with Hotel Edmont Co., Ltd., and Nippon Hotel Co., Ltd., on April 1, 2005, and changed its name to Nippon Hotel Co., Ltd. Hotel Edmont Co., Ltd., and Nippon Hotel Co., Ltd. (former), were dissolved after the merger.
9. Sendai Terminal Building Co., Ltd., merged with Yamagata Terminal Building Co., Ltd., on October 1, 2004. Yamagata Terminal Building Co., Ltd., was dissolved after the merger.

*1 "JR Companies" collectively refers to JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

*2 "JR Passenger Companies" refers to the JR Companies other than JR Freight.

*3 "JNR Successor Entities" refers to entities that assumed JNR's railway and other operations on April 1, 1987, consisting of the JR Companies, the Shinkansen Holding Corporation, Railway Telecommunication Co., Ltd., Railway Information Systems Co., Ltd., and the Railway Technical Research Institute.

FROM COMPANY ESTABLISHMENT TO ACHIEVEMENT OF FULL PRIVATIZATION

JR East was incorporated as a joint stock corporation under Japanese law on April 1, 1987, as one of several successors to the railway operations of the Japanese National Railways (JNR). In 1949, as part of the postwar reorganization of Japan's national passenger and freight railway, JNR was established as an independent public entity that owned and operated the nationwide railway network. Despite Japan's economic growth following JNR's establishment, JNR experienced financial difficulties and an increasing debt burden, which rendered it effectively insolvent. In 1986, legislation was passed to restructure and eventually privatize JNR by transferring its railway operations and certain related assets and liabilities to the JR Companies*1.

The JR Passenger Companies*2 assumed the passenger railway operations of JNR in their respective geographic areas, other than those of the Tokaido and Sanyo Shinkansen lines, which involve the operation of railway facilities spanning the service areas of other JR Passenger Companies. JR Freight assumed JNR's nationwide cargo operations. Because JR Freight does not own railway lines other than lines used exclusively for freight operations, it pays track access charges to the JR Passenger Companies, including JR East.

Certain other businesses and related assets and liabilities were transferred to other JNR Successor Entities*3, including the Shinkansen Holding Corporation, as explained below. After that transfer, the remaining assets and liabilities of JNR became assets and liabilities of JNR Settlement Corporation (JNRSC). JNRSC was in turn dissolved in October 1998. Most of the liabilities of JNRSC were assumed by the national government or canceled, and its assets (including all shares of JR East then held) and certain of its liabilities were transferred to the Japan Railway Construction Public Corporation (JRCC). In connection with the dissolution of JNRSC, legislation was passed that required certain pension-related liabilities of JNRSC to be transferred to the JNR Successor Entities, including JR East (see "Disposition of Long-Term Liabilities of JNR").

SERVICE AREAS OF THE JR PASSENGER COMPANIES


JR Hokkaido
JR East
JR Central
JR West
JR Shikoku
JR Kyushu

A BRIEF HISTORY OF JR EAST

			Number of JR East shares held by government agency	
April	1987	JR East was established upon the division and privatization of JNR.	4,000,000	(100.0%)
October	1993	The first public sale of shares held by JNRSC. Listed on the First Section of the Tokyo Stock Exchange and other exchanges in Japan.	1,500,000	(37.5%)
August	1999	The second public sale of shares held by JRCC, a successor of JNRSC.	500,000	(12.5%)
November	2000	JR East announced medium-term management plan—*New Frontier 21.*		
December	2001	The amendment to the JR Law took effect.		
June	2002	The third public sale of shares held by JRCC, and full privatization achieved.	0	(0.0%)
January	2005	JR East announced medium-term management plan—*New Frontier 2008.*		

In addition to the JR Companies, the restructuring of JNR resulted in the creation of the Shinkansen Holding Corporation to own and lease the facilities of the four then-existing Shinkansen lines, previously owned by JNR, to JR East, JR Central, and JR West. Although JR East initially leased the Tohoku and Joetsu Shinkansen lines from the Shinkansen Holding Corporation, on October 1, 1991, it purchased both lines pursuant to a long-term purchase arrangement. Subsequent to this purchase, the Shinkansen Holding Corporation was dissolved, and payments to be made by JR East in respect of its Shinkansen purchase liabilities are now made to the Japan Railway Construction, Transport and Technology Agency, the ultimate successor entity to the Shinkansen Holding Corporation.

Prior to December 1, 2001, all JR Companies were subject to the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law), and their business and management were under the supervision of the Minister of Land, Infrastructure and Transport. As of December 1, 2001, JR East, JR Central, and JR West were, on the whole, no longer subject to the provisions of that law (see page 24 for details).

Initially, all capital stock of each of the JR Companies, including JR East, was owned by JNRSC. In October 1993, JR East's common stock was listed on the Tokyo, Osaka, and Nagoya stock exchanges in conjunction with the sale by JNRSC of 2,500,000 shares, or 62.5%, of JR East's total outstanding common stock to the public in Japan. The proceeds from the sale of those shares were used by JNRSC to repay its long-term liabilities. Upon the dissolution of JNRSC in October 1998, its assets and liabilities, including 1,500,000 shares of JR East's common stock, were assumed by JRCC. JRCC sold 1,000,000 shares, or 25.0%, of JR East's common stock in August 1999 and all 500,000 remaining shares, or 12.5%, in June 2002, both through international share offerings. As a result, JR East finally achieved full privatization by becoming an entirely private-sector enterprise 15 years after its establishment.

DISPOSITION OF LONG-TERM LIABILITIES OF JNR

When JNR was restructured in April 1987, responsibility for its long-term liabilities was clearly divided between the national government and the JR Companies following Diet deliberations. At the time of restructuring, JNR's liabilities totaled ¥37.1 trillion, including future costs that will be incurred. The JR Companies were allocated ¥14.5 trillion of that amount, and JNRSC assumed responsibility for the remaining ¥22.7 trillion. It was decided at this time that JNRSC would repay as much of this amount as possible using funds generated by the sale of land left by JNR and the sale of the JR Companies' stocks held by JNRSC. Any remaining liabilities were to be assumed and disposed of by the national government.

However, the sale of land by JNRSC was temporarily halted by the October 1987 Guidelines for Urgent Measures to Deal with Land adopted at a Cabinet meeting. Subsequently, the Japanese economy entered a recession in the early 1990s, making it difficult for JNRSC to sell the land. Furthermore, a delay in the sale of shares in the JR Companies and other factors meant that, rather than decreasing, liabilities actually increased due to interest payments.

As of April 1987, liabilities held by JNRSC were ¥25.5 trillion, the combination of the above-mentioned ¥22.7 trillion and ¥2.9 trillion. The ¥2.9 trillion was one portion of the Shinkansen usage fees paid by the three JR Passenger Companies in Japan's main island and was to be used to repay JNRSC's debt. Due to the above factors, those liabilities had grown to ¥28.3 trillion at the time of JNRSC's dissolution in October 1998.

In October 1998, the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation was enacted and came into effect. It included the following provisions concerning the disposal of JNRSC's liabilities:

- JNRSC's interest-bearing liabilities would be assumed by the national government's general account, and JNRSC would be absolved of its non-interest bearing liabilities to the government.
- The land, the JR Companies' stocks, and other assets held by JNRSC would be transferred to JRCC, which would pay for pension and other obligations.
- With regard to the amount to be transferred from the Japan Railways Group Mutual Aid Association to the Welfare Pension, a portion of the liabilities legally assigned to JNRSC would become additional obligations of the JR Companies.

Discussing the possibility of imposing further additional liabilities on the JR Companies, the then Prime Minister stated during Diet deliberations prior to the passage of this law: "Regarding those debts and pension liabilities of JNRSC that have not been designated for assumption by the JR Companies, the government is of the view that such obligations must not be imposed on the JR Companies in the future."

PEER GROUP COMPARISONS

In this section, several key performance indicators illustrate how JR East compares with selected well-known companies.

TOTAL STOCK MARKET VALUE

(Millions of U.S. Dollars)


INTERNATIONAL
JR East 21,513
British Airways 5,375
Lufthansa 6,232
Union Pacific 18,540
FedEx 22,043
UPS 95,650
DOMESTIC
JR East 21,513
JAL 5,792
Tokyu 5,955
TEPCO 32,798
NTT 65,484

Data in this graph have been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

OPERATING REVENUES

(Millions of U.S. Dollars)


INTERNATIONAL
JR East 23,715
British Airways 14,688
Lufthansa 21,885
Union Pacific 12,215
FedEx 24,710
UPS 36,582
DOMESTIC
JR East 23,715
JAL 19,905
Tokyu 9,865
TEPCO 47,170
NTT 100,989

NET INCOME

(Millions of U.S. Dollars)


INTERNATIONAL
JR East 1,043
British Airways 472
Lufthansa 521
Union Pacific 604
FedEx 838
UPS 3,333
DOMESTIC
JR East 1,043
JAL 281
Tokyu 331
TEPCO 2,114
NTT 6,637

Year ended March 31, 2005 (Year ended December 31, 2004, for Lufthansa, Union Pacific, and UPS and year ended May 31, 2004, for FedEx)

Notes: 1. JAL...Japan Airlines Corporation — Tokyu...Tokyu Corporation — TEPCO...The Tokyo Electric Power Company, Incorporated — NTT...Nippon Telegraph and Telephone Corporation
2. Data in this section have been based on consolidated figures from each company's annual report or financial press release.
3. In June 2004, the name of Japan Airlines System Corporation (JALS), which was established as a holding company of Japan Airlines Company, Ltd., and Japan Air System Co., Ltd., in October 2002, changed to Japan Airlines Corporation (JAL).

CASH FLOWS FROM OPERATING ACTIVITIES

(Millions of U.S. Dollars)



INTERNATIONAL
JR East 3,811
British Airways 1,959
Lufthansa 2,426
Union Pacific 2,237
FedEx 3,020
UPS 5,331
DOMESTIC
JR East 3,811
JAL 1,358
Tokyu 1,211
TEPCO 13,191
NTT 26,447

Items used to compute cash flows from operating activities of British Airways are as follows:
cash inflow from operating activities, dividends received from associates, returns on investments and servicing of finance, tax

RETURN ON AVERAGE EQUITY (ROE)

(%)



INTERNATIONAL
JR East 9.8
British Airways 10.8
Lufthansa 12.2
Union Pacific 4.8
FedEx 10.9
UPS 21.3
DOMESTIC
JR East 9.8
JAL 17.0
Tokyu 20.5
TEPCO 9.3
NTT 10.8

Average equity is the average of equity at the end of the previous and applicable fiscal years.

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA)

(%)



INTERNATIONAL
JR East 5.3
British Airways 4.6
Lufthansa 5.8
Union Pacific 3.8
FedEx 8.3
UPS 15.9
DOMESTIC
JR East 5.3
JAL 2.6
Tokyu 3.7
TEPCO 4.1
NTT 6.3

Average assets is the average of assets at the end of the previous and applicable fiscal years.

4. The exchange rate used is the rate for March 31, 2005 ($1=¥107, £1=$1.88, 1 Euro=$1.29).
5. Share prices at the close of the respective previous fiscal years and computed using the above exchange rates are $5,383.18 for JR East, $4.96 for British Airways, $13.61 for Lufthansa, $67.25 for Union Pacific, $73.58 for FedEx, $85.46 for UPS, $2.93 for JAL, $5.22 for Tokyu, $24.30 for TEPCO, and $4,383.18 for NTT.

INTERNATIONAL RAILWAY COMPARISONS

Japan's high reliance on railways due to the size of the economy and geographic characteristics affords railway companies an extremely large source of demand, especially in urban areas. *JR East is Japan's largest railway company and one of the largest in the world as well.*

Transportation Market

COMPOSITION BY TYPE OF TRANSPORTATION

(Billions of Passenger Kilometers)



Japan 1,426.5
U.K. 790.5
Germany 905.7
France 882.3
Italy 893.0
U.S. 4,019.3
Railways
Motor Vehicles
Airlines
Ships

	Railways		Motor Vehicles: Buses		Motor Vehicles: Cars		Motor Vehicles: Total		Airlines		Ships		Total	
	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%
Japan	385.0	27.0%	86.4	6.1%	867.8	60.8%	954.2	66.9%	83.3	5.8%	4.0	0.3%	1,426.5	100.0%
U.K.	48.0	6.1%	47.0	5.9%	687.0	86.9%	734.0	92.8%	8.5	1.1%	N/A	N/A	790.5	100.0%
Germany	70.8	7.8%	75.5	8.3%	718.6	79.4%	794.1	87.7%	40.8	4.5%	N/A	N/A	905.7	100.0%
France	84.6	9.6%	43.4	4.9%	740.6	83.9%	784.0	88.9%	13.7	1.5%	N/A	N/A	882.3	100.0%
Italy	51.9	5.8%	94.0	10.5%	732.1	82.0%	826.1	92.5%	10.4	1.2%	4.6	0.5%	893.0	100.0%
U.S.	24.1	0.6%	67.6	1.7%	3,118.2	77.5%	3,185.8	79.2%	810.9	20.2%	N/A	N/A	4,019.3	100.0%

Respective figures are for the following years: Japan, year ended March 31, 2004; U.K., year ended March 31, 2003; Italy, year ended December 31, 2000; U.S., year ended December 31, 2001; France and Germany, year ended December 31, 2002.
Note: Railway figures for Japan include JR East passenger kilometers (125.8 billion, exclusive of Tokyo Monorail). For details, see page 89.
Sources: Japan: Ministry of Land, Infrastructure and Transport
U.K.: Transport Statistics Great Britain 2004
Germany: Verkehr in Zahlen 2003/2004
France: Homepage of Ministry for Infrastructure, Transport, Housing, Tourism, and the Sea of France (July 6, 2004)
Italy: Conto Nazionale dei Trasporti Anno 2001
U.S.: Statistical Abstract of the United States 2003

RAILWAY LINE NETWORKS

(Kilometers)



JR East 7,527
U.K. 16,726
Germany 35,804
France 29,352
Italy 15,985
U.S. 37,014

REVENUES FROM RAILWAY OPERATIONS

(Millions of U.S. Dollars)



JR East 13,871
U.K. 8,862
Germany 12,062
France 9,490
Italy 4,192
U.S. 1,379

NUMBER OF PASSENGERS

(Millions)



JR East 5,850
U.K. 976
Germany 1,657
France 889
Italy 492
U.S. 23

NUMBER OF EMPLOYEES



JR East 57,975
U.K. n/a
Germany 214,604
France 177,544
Italy 102,598
U.S. 22,649

PASSENGER KILOMETERS

(Millions)



JR East 125,176
U.K. 39,700
Germany 69,848
France 54,256
Italy 45,956
U.S. 8,551

As of December 31, 2002, except for JR East and U.K. figures, which are as of March 31, 2003

Notes:
1. U.K.: Train Operating Companies (Railway tracks are owned by Network Rail Ltd.); Germany: Deutsche Bahn AG; France: Société Nationale des Chemins de fer Français (SNCF) (Railway tracks are owned by Réseau Ferré de France (RFF)); Italy: Ferrovie dello Stato S.p.A.; U.S.: National Railroad Passenger Corporation (Amtrak)
2. Revenues from railway operations do not include freight and other service revenues.
3. Figures for JR East do not include Tokyo Monorail.
4. The exchange rate used is the rate for March 31, 2003 ($1=¥120, £1=$1.58, 1 Euro=$1,079).

Source: Statistiques Internationale des Chemins de fer 2002, Union Internationale des Chemins de fer

Fundamentals

GROSS DOMESTIC PRODUCT

(Billions of U.S. Dollars)



2004
Japan 4,665
U.K. 2,115
Germany 2,687
France 1,997
Italy 1,671
U.S. 11,665

	2000	2001	2002	2003	2004
Japan	4,611	4,147	3,945	4,291	4,665
U.K.	1,416	1,424	1,556	1,775	2,115
Germany	1,873	1,846	1,984	2,386	2,687
France	1,291	1,303	1,418	1,732	1,997
Italy	1,074	1,089	1,184	1,455	1,671
U.S.	9,927	10,143	10,366	10,857	11,665

Source: Annual OECD National Accounts publications

POPULATION

(Millions)



2004
Japan 127.7
U.K. 59.4
Germany 82.5
France 60.4
Italy 57.3
U.S. 297.0

	2000	2001	2002	2003	2004
Japan	126.9	127.3	127.4	127.6	127.7
U.K.	59.5	59.5	59.7	59.3	59.4
Germany	82.0	82.4	82.0	82.5	82.5
France	58.9	59.2	59.7	60.1	60.4
Italy	57.5	57.9	57.4	57.4	57.3
U.S.	281.4	284.8	288.5	294.0	297.0

Sources: Japan: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications
Other countries: United Nations data

POPULATION DENSITY

(Per Square Kilometer)



2004
Japan 338
1,606
U.K. 244
274
Germany 231
341
France 109
151
Italy 190
254
U.S. 31
48
Population per Square Kilometer of Total National Land Area
Population per Square Kilometer of Habitable Land Area

	2000		2001		2002		2003		2004	
	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area
Japan	336	1,590	337	1,597	337	1,598	338	1,605	338	1,606
U.K.	245	274	245	274	246	275	244	273	244	274
Germany	230	328	231	330	230	328	231	341	231	341
France	107	147	107	148	108	149	109	150	109	151
Italy	191	254	192	256	191	254	191	254	190	254
U.S.	29	45	30	46	31	47	31	47	31	48

Note: JR East calculated these figures by using the following data and definition of each country's habitable land area.
Population
Japan: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications
Other countries: United Nations data
Habitable land area
Japan: Land White Paper, Ministry of Land, Infrastructure and Transport
Total area minus forests and woodland, barren land, area under inland water bodies, and other
Other countries: The FAOSTAT Database Land Use
Land area (2002) minus forests and woodland (1994)

RAILWAY OPERATIONS IN JAPAN

Railways play a vital role in Japan, and JR East alone represents about 30% of all passenger railway transportation.

Share of Domestic Transportation

NUMBER OF PASSENGERS


2004
JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		2000		2001		2002		2003		2004	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,893	7.0%	5,862	6.9%	5,846	6.8%	5,850	6.7%	5,886	6.7%
	Other Railways	15,857	18.9%	15,785	18.7%	15,874	18.3%	15,711	18.0%	15,872	18.1%
Motor Vehicles		62,047	73.9%	62,841	74.2%	64,590	74.7%	65,481	75.1%	65,933	75.0%
Airlines		92	0.1%	93	0.1%	95	0.1%	96	0.1%	96	0.1%
Ships		120	0.1%	110	0.1%	111	0.1%	109	0.1%	107	0.1%
Total		84,009	100.0%	84,691	100.0%	86,516	100.0%	87,247	100.0%	87,894	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

PASSENGER KILOMETERS


2004
JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		2000		2001		2002		2003		2004	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	125,998	8.8%	125,344	8.8%	124,916	8.8%	125,176	8.8%	125,752	8.8%
	Other Railways	259,103	18.2%	259,097	18.3%	260,505	18.3%	257,060	18.0%	259,206	18.2%
Motor Vehicles		955,564	67.1%	951,253	67.0%	954,292	66.9%	955,413	67.0%	954,186	66.9%
Airlines		79,348	5.6%	79,698	5.6%	81,459	5.7%	83,949	5.9%	83,311	5.8%
Ships		4,479	0.3%	4,304	0.3%	4,007	0.3%	3,893	0.3%	4,024	0.3%
Total		1,424,492	100.0%	1,419,696	100.0%	1,425,179	100.0%	1,425,491	100.0%	1,426,479	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Note: Figures for JR East on this page do not include Tokyo Monorail.

SHARE OF DOMESTIC RAILWAYS

Passenger Line Network



As of March 31, 2003	km	%
JR East	7,526.8	27.4%
JR Central	1,977.8	7.2%
JR West	5,078.3	18.5%
Other JR Companies	5,456.1	19.8%
Other Railways	7,477.7	27.1%
Total	27,516.7	100.0%

Number of Passengers



Year ended March 31, 2003	Millions	%
JR East	5,850	27.0%
JR Central	492	2.3%
JR West	1,773	8.2%
Other JR Companies	471	2.2%
Other Railways	13,061	60.3%
Total	21,647	100.0%

Passenger Kilometers



Year ended March 31, 2003	Millions	%
JR East	125,176	32.7%
JR Central	48,468	12.7%
JR West	51,674	13.5%
Other JR Companies	13,928	3.6%
Other Railways	142,993	37.5%
Total	382,239	100.0%

Revenues from Passenger Tickets



Year ended March 31, 2003	Billions of Yen	%
JR East	1,665	28.7%
JR Central	1,045	18.0%
JR West	752	12.9%
Other JR Companies	214	3.7%
Other Railways	2,134	36.7%
Total	5,810	100.0%

Rolling Stock Kilometers



Year ended March 31, 2003	Millions	%
JR East	2,191	27.9%
JR Central	940	12.0%
JR West	1,236	15.7%
Other JR Companies	481	6.1%
Other Railways	3,015	38.3%
Total	7,863	100.0%

○JR East ○JR Central ○JR West ◎Other JR Companies Other Railways

Notes: 1. Figures for passenger line network do not include freight traffic.
2. Figures for rolling stock kilometers do not include locomotives and freight cars.
3. Figures for Tokyo Monorail are included in Other Railways.

Source: Statistics of Railways 2002, Ministry of Land, Infrastructure and Transport

FINANCIAL OVERVIEW OF JR PASSENGER RAILWAY COMPANIES

JR East accounts for about 50% of the total operating revenues of the three largest JR passenger railway companies. JR East's immense and stable operating base contributes to large and consistent earnings and cash flows.

OPERATING REVENUES

(Billions of Yen)


2005
JR East
2,537.5
JR Central
1,409.5
JR West
1,220.8
2004
JR East
2,542.3
JR Central
1,384.1
JR West
1,215.7
2003
JR East
2,565.7
JR Central
1,363.0
JR West
1,165.6

(Millions of Yen)

Years ended March 31	2003	2004	2005
JR East	2,565,671	2,542,297	2,537,481
JR Central	1,363,034	1,384,055	1,409,497
JR West	1,165,571	1,215,735	1,220,847

NET INCOME

(Billions of Yen)


2005
JR East
111.6
JR Central
96.1
JR West
59.0
2004
JR East
119.9
JR Central
72.3
JR West
47.0
2003
JR East
98.0
JR Central
49.1
JR West
41.6

(Millions of Yen)

Years ended March 31	2003	2004	2005
JR East	97,986	119,866	111,592
JR Central	49,085	72,278	96,087
JR West	41,644	47,016	58,996

CASH FLOWS FROM OPERATING ACTIVITIES

(Billions of Yen)


2005
JR East
407.7
JR Central
422.7
JR West
143.0
2004
JR East
387.1
JR Central
370.0
JR West
140.2
2003
JR East
433.3
JR Central
383.0
JR West
130.2

(Millions of Yen)

Years ended March 31	2003	2004	2005
JR East	433,304	387,061	407,737
JR Central	382,998	369,981	422,743
JR West	130,222	140,229	142,970

RETURN ON AVERAGE EQUITY (ROE)

(%)


2005
JR East 9.8
JR Central 11.9
JR West 11.8
2004
JR East 11.5
JR Central 9.9
JR West 10.2
2003
JR East 10.2
JR Central 7.2
JR West 9.8

Years ended March 31	2003	2004	2005
JR East	10.2%	11.5%	9.8%
JR Central	7.2%	9.9%	11.9%
JR West	9.8%	10.2%	11.8%

Note: Average equity is the average of equity at the end of the previous and applicable fiscal years.

RATIO OF OPERATING INCOME TO AVERAGE ASSETS (ROA)

(%)


2005
JR East 5.3
JR Central 6.5
JR West 5.6
2004
JR East 5.2
JR Central 6.2
JR West 5.2
2003
JR East 4.9
JR Central 6.1
JR West 5.1

Years ended March 31	2003	2004	2005
JR East	4.9%	5.2%	5.3%
JR Central	6.1%	6.2%	6.5%
JR West	5.1%	5.2%	5.6%

Note: Average assets is the average of assets at the end of the previous and applicable fiscal years.

EARNINGS PER SHARE

(Yen)


2005
JR East 27,868
JR Central 42,807
JR West 29,463
2004
JR East 29,928
JR Central 32,173
JR West 23,423
2003
JR East 24,453
JR Central 21,802
JR West 20,740

OPERATING CASH FLOW PER SHARE

(Yen)


2005
JR East 102,026
JR Central 188,889
JR West 71,517
2004
JR East 96,784
JR Central 165,314
JR West 70,146
2003
JR East 108,347
JR Central 171,130
JR West 65,140

Note: Data in this section have been calculated by JR East based on figures in JR Central and JR West financial press releases.

RAILWAY OPERATIONS IN TOKYO

JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo area, where railways account for 50% of all transportation. With an immense population, the Tokyo area is sure to generate a large amount of demand for transportation services.

Transportation in the Tokyo Area

NUMBER OF PASSENGERS



2004
JR East
Other Railways
Motor Vehicles
Airlines and Ships

Years ended March 31		2000		2001		2002		2003		2004	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,302	20.7%	5,281	20.5%	5,275	19.9%	5,297	19.9%	5,339	20.2%
	Other Railways	7,715	30.1%	7,774	30.2%	7,945	29.9%	7,955	29.9%	8,075	30.5%
Motor Vehicles		12,561	49.0%	12,658	49.2%	13,299	50.1%	13,287	50.0%	12,986	49.1%
Airlines and Ships		36	0.2%	36	0.1%	37	0.1%	37	0.2%	39	0.2%
Total		25,614	100.0%	25,749	100.0%	26,556	100.0%	26,576	100.0%	26,439	100.0%

Notes: 1. JR East figures include data from the bordering lines of JR Central and do not include Tokyo Monorail.
2. Statistics are based on surveys that used borders that do not strictly correspond with JR East's Tokyo Metropolitan Area Network.
Source: Survey of Regional Passenger Movement, Ministry of Land, Infrastructure and Transport

MAJOR RAILWAYS IN THE TOKYO AREA

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Billions of Yen	%
JR East	1,106.1	42.8%	76,724	48.2%	847.6	44.0%
Tobu Railway	463.3	17.9%	12,766	8.0%	143.3	7.4%
Tokyo Metro	183.2	7.1%	16,346	10.3%	270.3	14.0%
Seibu Railway	176.6	6.8%	8,725	5.5%	94.5	4.9%
Toei (Tokyo Metropolitan Government)	121.5	4.7%	5,173	3.2%	112.2	5.8%
Odakyu Electric Railway	120.5	4.7%	10,500	6.6%	108.4	5.6%
Keisei Electric Railway	102.4	4.0%	3,461	2.2%	48.5	2.5%
Tokyu Corporation	100.1	3.9%	9,476	6.0%	120.8	6.3%
Keihin Electric Express Railway	87.0	3.4%	6,213	3.9%	73.2	3.8%
Keio Electric Railway	84.7	3.3%	7,155	4.5%	76.1	4.0%
Sagami Railway	35.9	1.4%	2,620	1.6%	31.7	1.7%
Total	2,581.3	100.0%	159,159	100.0%	1,926.6	100.0%

PASSENGER LINE NETWORK*

(Kilometers)



JR East 1,106.1
Tobu 463.3
Tokyo Metro 183.2
Seibu 176.6
Toei 121.5
Odakyu 120.5
Keisei 102.4
Tokyu 100.1
Keihin 87.0
Keio 84.7
Sagami 35.9

PASSENGER KILOMETERS**

(Millions)



JR East 76,724
Tobu 12,766
Tokyo Metro 16,346
Seibu 8,725
Toei 5,173
Odakyu 10,500
Keisei 3,461
Tokyu 9,476
Keihin 6,213
Keio 7,155
Sagami 2,620

REVENUES FROM PASSENGER TICKETS**

(Billions of Yen)



JR East 847.6
Tobu 143.3
Tokyo Metro 270.3
Seibu 94.5
Toei 112.2
Odakyu 108.4
Keisei 48.5
Tokyu 120.8
Keihin 73.2
Keio 76.1
Sagami 31.5

* As of March 31, 2004
** For the year ended March 31, 2004
Notes: 1. Figures do not include freight lines.
2. Data used for JR East are data of Tokyo Metropolitan Area Network and do not include Tokyo Monorail.
3. *Teito Rapid Transit Authority was privatized on April 1, 2004, to form Tokyo Metro.*
Sources: 1. Toei (Tokyo Metropolitan Government): figures from the Homepage of the transportation bureau of Tokyo Metropolitan Government.
Revenues from passenger tikets are from Statistics of Railways 2002, Ministry of Land, Infrastructure and Transport.
2. Other: Homepage of the Association of Japanese Private Railways. Revenues from passenger tickets are based on figures from the financial press releases of each company.

Fundamentals

NET DOMESTIC PRODUCT



2003
Tokyo Area
Other

Years ended March 31	1999		2000		2001		2002		2003	
	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%
Tokyo Area	117,136	30.4%	116,313	30.5%	116,089	30.4%	111,201	30.3%	109,813	30.2%
Other	268,314	69.6%	264,587	69.5%	265,871	69.6%	255,495	69.7%	254,001	69.8%
Total	385,450	100.0%	380,900	100.0%	381,960	100.0%	366,696	100.0%	363,814	100.0%

Source: Annual Report on Prefectural Economies, Cabinet Office

POPULATION



2004
Tokyo Area
Other

As of October 1	2000		2001		2002		2003		2004	
	Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Tokyo Area	33.4	26.3%	33.7	26.5%	33.8	26.5%	34.1	26.7%	34.2	26.8%
Other	93.5	73.7%	93.6	73.5%	93.6	73.5%	93.5	73.3%	93.5	73.2%
Total	126.9	100.0%	127.3	100.0%	127.4	100.0%	127.6	100.0%	127.7	100.0%

Source: Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications

POPULATION DENSITY

(Per Square Kilometer)



2004
Tokyo Area
2,575
Other
256
National Average
338

As of October 1	2000	2001	2002	2003	2004
Tokyo Area	2,516	2,534	2,548	2,564	2,575
Other	256	257	257	257	256
National Average	336	337	337	338	338

Note: JR East calculated these figures by using data from the following sources:
Current Population Estimates, Ministry of Public Management, Home Affairs, Posts and Telecommunications; statistics from Geographical Survey Institute

Note: The statistics on this page are based on governmental boundaries and do not strictly correspond with JR East's operating area segments.

ANALYSIS OF JR EAST'S RAILWAY OPERATIONS

Tokyo Metropolitan Area Network generates about half of the Company's railway revenues.
Commuter-pass travel accounts for about one third of JR East's revenues.

COMPOSITION BY OPERATING AREA

Passenger Line Network



Passenger Kilometers



Revenues from Passenger Tickets



○ Shinkansen Network
○ Tokyo Metropolitan Area Network
○ Intercity and Regional Networks

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Millions of Yen	%
Shinkansen Network	1,052.9	14.0%	18,391	14.7%	460,543	27.9%
Tokyo Metropolitan Area Network	1,106.1	14.7%	76,695	61.3%	845,359	51.1%
Intercity and Regional Networks	5,367.8	71.3%	30,086	24.0%	347,073	21.0%
Total	7,526.8	100.0%	125,172	100.0%	1,652,975	100.0%

* As of March 31, 2005
** Year ended March 31, 2005
Notes: 1. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Figures do not include Tokyo Monorail.

COMPOSITION OF COMMUTER PASSES—OVERALL

Number of Passengers



Passenger Kilometers



Revenues from Passenger Tickets



○ Commuter Passes
○ Other

	Number of Passengers		Passenger Kilometers		Revenues from Passenger Tickets	
Year ended March 31, 2005	Millions	%	Millions	%	Millions of Yen	%
Commuter Passes	3,675	62.7%	72,193	57.7%	482,582	29.2%
Other	2,187	37.3%	52,979	42.3%	1,170,393	70.8%
Total	5,862	100.0%	125,172	100.0%	1,652,975	100.0%

COMPOSITION OF COMMUTER PASSES—BY PASSENGER KILOMETERS

Shinkansen Network



Tokyo Metropolitan Area Network



Intercity and Regional Networks



○ Commuter Passes ○ Other

	Total	Commuter Passes	
Year ended March 31, 2005	Millions	Millions	%
Shinkansen Network	18,391	1,610	8.8%
Tokyo Metropolitan Area Network	76,695	51,615	67.3%
Intercity and Regional Networks	30,086	18,968	63.0%
Total	125,172	72,193	57.7%

COMPOSITION OF COMMUTER PASSES—BY REVENUES FROM PASSENGER TICKETS

Shinkansen Network



Tokyo Metropolitan Area Network



Intercity and Regional Networks



○ Commuter Passes ○ Other

	Total	Commuter Passes	
Year ended March 31, 2005	Millions	Millions	%
Shinkansen Network	460,543	22,083	4.8%
Tokyo Metropolitan Area Network	845,359	342,810	40.6%
Intercity and Regional Networks	347,073	117,689	33.9%
Total	1,652,975	482,582	29.2%

Notes: 1. Percentages represent passenger kilometers and revenue from passenger tickets attributable to commuter passes for each segment.
2. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
3. Figures do not include Tokyo Monorail.

PASSENGER KILOMETERS

(Millions)

Years ended March 31		2003	2004	2005	2005/2004
Shinkansen Network	Commuter Passes	1,544	1,567	1,610	102.7%
	Other	16,732	17,180	16,781	97.7%
	Total	18,276	18,747	18,391	98.1%
Conventional Lines	Commuter Passes	70,523	70,577	70,583	100.0%
	Other	36,377	36,428	36,198	99.4%
	Total	106,900	107,005	106,781	99.8%
Tokyo Metropolitan Area Network	Commuter Passes	51,484	51,602	51,615	100.0%
	Other	24,794	25,122	25,080	99.8%
	Total	76,278	76,724	76,695	100.0%
Intercity and Regional Networks	Commuter Passes	19,039	18,975	18,968	100.0%
	Other	11,583	11,306	11,118	98.3%
	Total	30,622	30,281	30,086	99.4%
Total	Commuter Passes	72,067	72,144	72,193	100.1%
	Other	53,109	53,608	52,979	98.8%
	Total	125,176	125,752	125,172	99.5%

REVENUES FROM PASSENGER TICKETS

(Millions of Yen)

Years ended March 31		2003	2004	2005	2005/2004
Shinkansen Network	Commuter Passes	21,246	21,481	22,083	102.8%
	Other	436,126	444,571	438,460	98.6%
	Total	457,372	466,052	460,543	98.8%
Conventional Lines	Commuter Passes	462,855	461,224	460,499	99.8%
	Other	744,330	739,166	731,933	99.0%
	Total	1,207,185	1,200,390	1,192,432	99.3%
Tokyo Metropolitan Area Network	Commuter Passes	344,095	343,253	342,810	99.9%
	Other	500,589	504,392	502,549	99.6%
	Total	844,684	847,645	845,359	99.7%
Intercity and Regional Networks	Commuter Passes	118,760	117,971	117,689	99.8%
	Other	243,741	234,774	229,384	97.7%
	Total	362,501	352,745	347,073	98.4%
Total	Commuter Passes	484,101	482,705	482,582	100.0%
	Other	1,180,456	1,183,737	1,170,393	98.9%
	Total	1,664,557	1,666,442	1,652,975	99.2%

Notes: 1. Passenger kilometers and revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Conventional Lines: Total of Tokyo Metropolitan Area Network and Intercity and Regional Networks
3. Figures do not include Tokyo Monorail.

ELECTRIC POWER

JR East generates more than one-half of the electricity it uses.



Independent
Purchased

Year ended March 31, 2005		Millions of kWh	%
	Thermal Generation	2,435	–
	Hydroelectric Generation	1,065	–
	Independent	3,500	56.5%
	Purchased	2,691	43.5%
	Total	6,191	100.0%

NON-TRANSPORTATION BUSINESSES

JR East owns many stations with high potential that are used by numerous customers. JR East is carrying out its non-transportation businesses utilizing these stations to enhance customer convenience and comfort and to raise profitability.

NUMBER OF BUSY STATIONS

(Number of Stations)


JR East
88
33
JR Central
4
1
JR West
12
6
Tokyu
16
2
More than 200,000 Passengers per Day
More than 100,000 Passengers per Day

	More than 100,000 Passengers per Day	More than 200,000 Passengers per Day
JR East	88	33
JR Central	4	1
JR West	12	6
Tokyu Corporation	16	2

Year ended March 31, 2004
Data based on figures from JR Central, JR West, and Tokyu Corporation
Note: The numbers of station users at stations of JR East, JR Central, and JR West represent twice the number of passengers embarking.

COMPARISON OF MAJOR DEPARTMENT STORES, RETAIL SALES, AND CONVENIENCE STORES

(Billions of Yen)


JR East
369.8
Takashimaya
917.8
7-Eleven Japan
2,440.9
Tokyu Store
262.9
JR West
196.7

(Millions of Yen)

	Operating Revenues
JR East	369,790
Takashimaya	917,828
7-Eleven Japan	2,440,853
Tokyu Store	262,920
JR West	196,684

Takashimaya = Takashimaya Company, Limited
7-Eleven Japan = Seven-Eleven Japan Co., Ltd.
Tokyu Store = Tokyu Store Chain Co., Ltd.
Year ended March 31, 2005 (Year ended February 28, 2005, for Takashimaya, 7-Eleven Japan, and Tokyu Store)
Data have been based on figures from financial press releases of each company.
The following figures are used as operating revenues:
JR East: Station space utilization, segment revenues from outside customers
Takashimaya: Department store business, segment revenues from outside customers
7-Eleven Japan: Total store sales (nonconsolidated)
Tokyu Store: Consolidated operating revenues
JR West: Sales of goods and food services business, segment revenues from third parties

COMPARISON OF REAL ESTATE LEASING TO RETAILERS AND OTHER TENANTS

(Billions of Yen)


JR East
182.0
Mitsui
266.7
Tokyu
164.9
JR West
58.9

(Millions of Yen)

	Operating Revenues
JR East	181,956
Mitsui	266,675
Tokyu	164,872
JR West	58,878

Mitsui = Mitsui Fudosan Co., Ltd.
Tokyu = Tokyu Corporation
Year ended March 31, 2005
Data have been based on figures from financial press releases of each company.
The following figures are used as operating revenues:
JR East: Shopping centers & office buildings, segment revenues from outside customers
Mitsui: Office buildings and commercial facilities revenues in leasing segment, outside customers
Tokyu: Real estate business, segment revenue from outside customers
JR West: Real estate business, segment revenues from third parties

DOMESTIC HOTEL CHAIN RANKING BY GUEST ROOMS

(Number of Guest Rooms)


Prince
23,985
Washington
18,534
Toyoko Inn
18,083
JR East
5,299
JR West
2,536

	Guest Rooms	Rank
Prince Hotels	23,985	1st
Washington Group Hotels	18,534	2nd
Toyoko Inn Hotel Chain	18,083	3rd
JR East Hotel Chain	5,299	14th
JR West Hotels	2,536	30th

As of December 31, 2004
Data based on Japan Hotel Almanac 2005 by Ohta Publications

COMMUTER PASS
"Commuter pass" refers to a credit card sized pass that is either magnetically encoded or contains an integrated circuit (IC) chip and that allows travel between two stations during a period of one, three, or six months. *Mobile Suica,* a service based on cell phones embedded with such IC chips, is scheduled to start in January 2006.

HYBRID SHINKANSEN
"Hybrid Shinkansen" refers to intercity rail systems that provide through service to certain destinations that are not part of a regular Shinkansen network, using specially designed trains capable of running on both Shinkansen lines and conventional lines that have been widened to a standard gauge. Hybrid Shinkansen lines are not covered by the Nationwide Shinkansen Railway Development Law.

JNR
"JNR" stands for the Japanese National Railways, the Government-owned public entity that was restructured into JNRSC (as defined below) on April 1, 1987. The railway operations and certain related businesses of JNR, along with certain necessary assets and associated liabilities, were succeeded to by the JR Companies (as defined below), the Shinkansen Holding Corporation (currently, JRTT (as defined below)), Railway Telecommunication Co., Ltd. (a predecessor of JAPAN TELECOM HOLDINGS CO., LTD.), Railway Information Systems Co., Ltd., and the Railway Technical Research Institute, and all of its other assets and liabilities became assets and liabilities of JNRSC.

JNRSC
"JNRSC" stands for JNR Settlement Corporation. JNRSC was dissolved on October 22, 1998, and all of its assets (including the 1,500,000 shares of JR East's common stock it beneficially owned at the time of such transfer) and a portion of its liabilities were transferred to JRCC.

JR COMPANIES
"JR Companies" refers to, collectively, JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

JR EAST
"JR East" refers to East Japan Railway Company on a consolidated basis or, if the context so requires, on a nonconsolidated basis.

JR LAW
"JR Law" means the Law for Passenger Railway Companies and Japan Freight Railway Company of 1986, as amended, which created the framework for the establishment of the JR Companies.

JRTT
"JRTT" stands for the Japan Railway Construction, Transport and Technology Agency, Incorporated Administrative Agency established in October 2003 upon the merger of the Japan Railway Construction Public Corporation (JRCC) and the Corporation for Advanced Transport & Technology. Its primary activity includes the construction of Shinkansen lines under the Nationwide Shinkansen Railway Development Law (see "Shinkansen") and other national projects. Within JR East's service area, JRTT is presently building Hokuriku Shinkansen and Tohoku Shinkansen extensions. JR East rents the Takasaki–Nagano segment of the Hokuriku Shinkansen line, operationally named Nagano Shinkansen, and the Morioka–Hachinohe segment of the Tohoku Shinkansen line from JRTT. JR East also rents some conventional lines from JRTT.

NUMBER OF PASSENGERS
"Number of passengers" comprises both passengers who begin their journey at the JR East station and passengers who transfer to JR East from other railway companies' lines at the station.

OPERATING KILOMETERS
"Operating kilometers" means the actual length of a railway line between two stations, regardless of the number of tracks along the line. Fare and charge calculations are based on this figure.

PASSENGER KILOMETERS
"Passenger kilometers" means the number of passengers moving from one station to another multiplied by the distance (in operating kilometers) between such stations.

ROLLING STOCK KILOMETERS
"Rolling stock kilometers" means the number of train kilometers (as defined below) multiplied by the number of railcars comprising the train.

SHINKANSEN
"Shinkansen" refers to Japan's high-speed intercity rail systems operated by JR East, JR Central, JR West, and JR Kyushu. Several new Shinkansen lines are now under construction or in advanced planning stages under the Nationwide Shinkansen Railway Development Law.

SUICA
"*Suica*" refers to a pre-paid IC card that can be used at nearly all of JR East's stations in the Tokyo metropolitan area and in the Sendai area, permitting smooth, contactless passage through ticket gates. There are two types of card: a high-tech commuter pass (*Suica Commuter Pass*) and a stored-fare railway ticket (*Suica IO card*). Also, an electronic money function makes it possible to use them to purchase goods at stores in train station concourses and in downtown stores.

TOTAL LONG-TERM DEBT
"Total long-term debt" refers to the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion thereof.

TRAIN KILOMETERS
"Train kilometers" means the number of kilometers traveled by a train on operational routes, excluding movement within stations and rail yards.

Stock Code: 9020

Stock Price


JR East (Thousands of Yen)
Nikkei (Thousands of Yen)
800
700
600
500
400
300
200
100
0
25.0
22.5
20.0
17.5
15.0
12.5
10.0
7.5
0.0
JR East Average Stock Price
Nikkei Average
2000
2001
2002
2003
2004
2005
II
III
IV
I

	2000 II	III	IV	2001 I	II	III	IV	2002 I	II	III	IV	2003 I	II	III	IV	2004 I	II	III	IV	2005 I
High	¥ 646	¥ 655	¥ 688	¥ 682	¥ 720	¥ 742	¥ 742	¥ 640	¥ 623	¥ 597	¥ 594	¥ 600	¥ 576	¥ 552	¥ 554	¥ 584	¥ 616	¥ 629	¥ 590	¥ 590
Low	528	559	577	568	640	656	574	510	537	532	540	507	513	487	485	502	533	561	542	544
Average	598.7	602.9	632.3	632.6	684.2	699.4	654.1	564.1	576.5	568.9	567.2	548.4	542.5	519.7	509.7	527.6	572.7	604.0	565.0	566.1
Average Daily Trading Volume (Shares)	5,364	4,500	5,555	8,294	5,636	8,077	8,407	8,693	10,699	10,133	6,785	8,034	8,878	12,240	9,794	11,373	10,709	9,809	8,306	9,836

Note: Average stock prices are computed using closing prices.
Source: Tokyo Stock Exchange

Major Shareholders

As of March 31, 2005	Number of Shares Held	Voting Right Percentage
Japan Trustee Services Bank, Ltd., trust accounts	241,493.00	6.05%
The Master Trust Bank of Japan, Ltd., trust accounts	223,373.00	5.59%
Mizuho Corporate Bank, Ltd.	133,441.00	3.34%
The JR East Employees Shareholding Association	124,711.00	3.12%
The Sumitomo Mitsui Banking Corporation	105,303.15	2.64%
State Street Bank and Trust Company 505103	97,908.00	2.45%
The Bank of Tokyo-Mitsubishi, Ltd.	95,003.15	2.38%
The Chase Manhattan Bank, N.A., London	91,741.00	2.30%
Nippon Life Insurance Company	80,155.60	2.01%
Mizuho Bank, Ltd.	73,461.56	1.84%

Corporate Data

(As of March 31, 2005)

Number of Employees	74,923* (56,317 at parent company)
	*Excluding employees assigned to other companies and employees on temporary leave
Number of Stations	1,699
Number of Rolling Stock	13,197
Average Daily Train Runs	12,478
Passenger Line Network	7,526.8 kilometers
Number of Passengers Served Daily	About 16 million (average for the year ended March 31, 2005)
Total Number of Shares Issued	4,000,000
Total Number of Shares Outstanding	3,996,290
Paid-in Capital	¥200,000 million
Number of Shareholders	320,483
Stock Exchange Listings	Tokyo, Osaka, Nagoya
Transfer Agent	The Mitsubishi Trust and Banking Corporation -5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan

For Inquiries

Head Office	2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan Phone: +81 (3) 5334-1310 Facsimile: +81 (3) 5334-1297 Email: ir@jreast.co.jp bond@jreast.co.jp
New York Office	One Rockefeller Plaza, New York, N.Y. 10020, U.S.A. Phone: +1 (212) 332-8686 Facsimile: +1 (212) 332-8690
Paris Office	24-26, rue de la Pépinière, 75008 Paris, France Phone: +33 (1) 45-22-60-48 Facsimile: +33 (1) 43-87-82-87
Internet Addresses	JR East: http://www.jreast.co.jp/e/ Ticket reservations: http://www.world.eki-net.com/ Ecology: http://www.jreast.co.jp/e/environment/ (Sustainability Report)

Tokyo and Eastern Honshu...
EAST JAPAN RAILWAY COMPANY

2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
http://www.jreast.co.jp/e/

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